Exhibit 2.1

EXECUTION VERSION

PURCHASE AGREEMENT

by and among

Milano Acquisition Corp.

and

DXC Technology Company

Dated as of March 9, 2020

i

Disclosure Schedules

Schedules

Schedule A-1(a)	Dedicated MMIS Customer Contracts
Schedule A-1(b)	Dedicated MMIS Bids
Schedule A-2	Dedicated MMIS Vendor Contracts
Schedule A-3	Dedicated MMIS Lease Contracts
Schedule A-4	Other Dedicated MMIS Contracts
Schedule A-5	Real Property
Schedule A-6	Other Transferred Assets
Schedule B	Certain Excluded Assets
Schedule C	Certain Excluded Liabilities
Schedule D-1	MMIS Employees
Schedule D-2	Non-MMIS Employees
Schedule D-3	TSA Employees
Schedule E	Transferred Entities
Schedule F	Transferred Liabilities

Exhibits

Exhibit A	Net Working Capital and Accounting Principles
Exhibit B	Transition Services Agreement
Exhibit C	Pre-Closing Restructuring
Exhibit D	Allocation
Exhibit E	Government Customer Subcontract Agreement

v

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”), dated as of March 9, 2020, is entered into by and between DXC Technology Company, a Nevada corporation (“Seller”), and Milano Acquisition Corp., a Delaware corporation (“Purchaser”). All capitalized terms used but not defined herein shall have the meanings specified in Article I.

RECITALS

WHEREAS, Seller operates the MMIS Business (as defined below) through the Transferred Entities (as defined below) and certain other Controlled Affiliates;

WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to acquire from Seller, the MMIS Business (as defined below);

WHEREAS, Seller owns, directly or indirectly through its Controlled Affiliates, all of the issued and outstanding equity interests (the “Transferred Equity Interests”) of the Transferred Entities and all of the Transferred Assets (as defined below);

WHEREAS, the parties desire that (a) Seller sell and transfer to Purchaser all of the Transferred Equity Interests and Transferred Assets and (b) Purchaser assume the Transferred Liabilities (as defined below), in each case, upon the terms and subject to the conditions set forth herein;

WHEREAS, Purchaser acknowledges that the MMIS Business is currently operated as a business unit of Seller, and relies upon resources of the Remaining Seller Group that will not be transferred to Purchaser in connection with this Agreement;

WHEREAS, in order to induce Seller to enter into this Agreement, simultaneously with the execution of this Agreement, The Veritas Capital Fund VI, L.P. and The Veritas Capital Fund VII, L.P. (each, a “Guarantor”) has delivered to Seller a guarantee (the “Guarantee”), pursuant to which each Guarantor has agreed to guarantee certain of Purchaser’s obligations hereunder, upon the terms and subject to the conditions set forth herein and therein; and

WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

Article I

DEFINITIONS

Section 1.01 Certain Defined Terms. For purposes of this Agreement:

“A/R Facility Arrangements” means any arrangement, agreement or other Contract pursuant to which Accounts Receivables of the MMIS Business are sold, conveyed, pledged or otherwise transferred to third parties, including the Global A/R Financing Arrangements and the MMIS A/R Financing Arrangements.

“Accounting Principles” means those accounting principles, practices, procedures, policies and methods set forth on Exhibit A.

“Accounts Payable” means that portion of all ordinary course trade accounts payable and other payment obligations to suppliers, vendors or other third parties representing amounts payable in respect of goods shipped or products sold or services rendered, in each case, in respect of the MMIS Business, the Transferred Assets or the MMIS Entities, calculated, in each case, in accordance with the Accounting Principles.

“Accounts Receivable” means that portion of all ordinary course trade accounts receivable, accounts and notes receivable and other rights to payment from customers, clients or similar third parties representing amounts receivable in respect of goods shipped or products sold or services rendered to such customers, clients or third parties, whether billed or unbilled, in each case, to the extent related to the MMIS Business, the Transferred Assets or the MMIS Entities, calculated, in each case, in accordance with the Accounting Principles.

“Acquisition Proposal” means any inquiry, proposal or offer from any Person or group of Persons (that is not a member of the Seller Group) other than Purchaser or its Affiliates for (a) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving an acquisition of the MMIS Entities or the MMIS Business, or (b) the acquisition in any manner, directly or indirectly, of any of the equity securities of the MMIS Entities or 5% of the consolidated total assets of the MMIS Business, in each case, other than (i) the Transaction and (ii) asset sales in the Ordinary Course of Business.

“Action” means any complaint, claim, demand, cause of action, suit, litigation, proceeding, arbitration, audit, hearing, investigation, enforcement, inquiry or other proceeding (whether civil, commercial, administrative, criminal, investigative, formal or informal) by or before any Governmental Authority, arbitrator, mediator or similar dispute resolution body.

“Adjustment Amount” means the amount, which may be positive or negative, equal to (a) the Final Closing Payment, minus (b) the Closing Payment.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person. As used in this definition, “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management or policies of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract or otherwise. For the avoidance of doubt, (a) with respect to any period prior to the Closing, each of the MMIS Entities shall be deemed to be an “Affiliate” of Seller and not an “Affiliate” of Purchaser, and (b) with respect to any period following the Closing, each of the MMIS Entities shall be deemed to be an “Affiliate” of Purchaser and not an “Affiliate” of Seller.

“Ancillary Agreements” means the Transition Services Agreement, the Government Customer Subcontract Agreement, the Guarantee and each other agreement entered into by a party hereto or its Affiliates in connection with the Transaction.

“Antitrust Laws” means the HSR Act, the Sherman Act of 1890, as amended, the Clayton Act of 1914, as amended, and any other federal, state, or foreign Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Assumed Benefit Plan” means (a) each MMIS Plan and (b) each Seller MMIS Plan that, pursuant to this Agreement or by operation of applicable Law, will transfer, along with its liabilities and/or assets, to Purchaser or its Affiliates (including, for the avoidance of doubt, any Indian Gratuity Plan that is an MMIS Plan or a Seller MMIS Plan).

“Assumed Employee Liabilities” means all employment, labor, compensation, pension, employee welfare and employee benefits related Liabilities, commitments, and claims relating to each (a) Transferred Employee (or any dependent or beneficiary of any Transferred Employee) that (i) arise as a result of an event or events that occur after the Transfer Time, (ii) Purchaser or its Affiliates have specifically agreed to assume pursuant to this Agreement or (iii) transfer to Purchaser or its Affiliates under applicable Law (including in connection with the application of the Transfer Regulations or the mandatory transfer of employment as contemplated by this Agreement, as applicable), and (b) MMIS Employee (or any dependent or beneficiary of any such employee) who does not become a Transferred Employee as contemplated by this Agreement as a result of a breach by Purchaser or any of its Affiliates of applicable Law, any collective bargaining agreement or this Agreement that arise as a result of such breach.

“Base Purchase Price” means $4,915,000,000.

“Benefit Plan” means any Plan providing benefits to any current or former employee, officer or director (or any beneficiary or dependent thereof) of Seller or any of its Controlled Affiliates (including the Transferred Entities) that is sponsored, maintained or contributed to by Seller or any of its Controlled Affiliates (including the Transferred Entities) or pursuant to which Seller or any of its Controlled Affiliates (including the Transferred Entities) currently have any obligation to contribute.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which the Federal Reserve Bank of New York is closed.

“Business Data” means all information and works of authorship (including content, text, photos, documentation, customer information and sales and marketing materials), in any format, collected, generated, or used in the conduct of the MMIS Business or necessary for the conduct of the MMIS Business, including Personal Information and all information subject to confidentiality obligations under Contracts to which MMIS Entities or any other member of the Seller Group (solely in respect of the MMIS Business) are bound.

“Calculation Time” means 12:01 a.m. (Eastern time) on the day of the Closing; provided that in the event the Closing occurs on December 31, 2020, the “Calculation Time” shall mean 11:59 p.m. (Eastern time) on the day of the Closing (calculated without giving effect to the Closing or any of the transactions contemplated by this Agreement to occur as of the Closing) or, in each case, as Purchaser and Seller may otherwise agree.

“Cash and Cash Equivalents” means, with respect to any Person, as of any date or time, the aggregate amount of cash and cash equivalents of such Person calculated in accordance with GAAP.

“Closing Net Working Capital Adjustment Amount” means (a) if Closing Net Working Capital is (i) greater than or equal to $150,000,000 and (ii) less than or equal to $180,000,000, an amount equal to $0; (b) if Closing Net Working Capital exceeds $180,000,000, the amount of such excess (expressed as a positive number); and (c) if Closing Net Working Capital is less than $150,000,000, the amount such shortfall (expressed as a negative number).

“Closing Payment” means an amount equal to the (a) the Base Purchase Price, plus (b) Pre-Paid Separation Costs, plus (c) the Estimated Closing Net Working Capital Adjustment Amount, minus (d) Estimated Closing Indebtedness, plus (e) the Estimated Closing Cash.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commingled Contract” means any Contract between a member of the Seller Group, on the one hand, and a third party, on the other hand, that relates to the MMIS Business and to one or more business units of the Remaining Seller Group.

“Commingled Vendor Contract” means a Commingled Contract pursuant to which any member of the Seller Group is receiving goods, services or rights from a third party.

“Consent” means any approval, consent, ratification, waiver or other authorization of any Person or Governmental Authority.

“Contract” means any legally binding written or oral contract, subcontract, arrangement, understanding, lease, sublease, license, sublicense, commitment, teaming agreement, joint venture agreement, letter contract, purchase order, delivery order, task order, loan or credit agreement, indenture, other evidence of indebtedness or agreement.

“Controlled Affiliates” of a Person (the “Subject”) means any other Person that, directly or indirectly, is controlled by the Subject. As used in this definition, “controlled” means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management or policies of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract or otherwise.

“Controlled Group Liability” means any and all liabilities (a) to any Multiemployer Plan, (b) under Title IV of ERISA, (c) under Section 302 of ERISA, (d) under Sections 412 and 4971 of the Code, (e) as a result of the failure to comply with the continuation of coverage requirements of ERISA Section 601 et seq., and Section 4980B of the Code, and (f) under corresponding or similar provisions of any foreign Law related to defined benefit pension plan funding requirements or post-termination medical insurance plan coverage.

“Cure Deadline” means the date that is three Business Days prior to the Outside Date.

“Current Service Provider” means each individual who is an employee, contractor, or director of the Seller Group or its Controlled Affiliates (in each case, solely to the extent such individual provides services exclusively on behalf of the MMIS Business) or of an MMIS Entity as of the date of this Agreement.

“Dedicated MMIS Bid” means those Government Bids that relate exclusively to the MMIS Business but to which a member of the Remaining Seller Group is a party.

“Dedicated MMIS Contract” means those Contracts that relate exclusively to the MMIS Business but to which a member of the Remaining Seller Group is a party, including (a) any Contract that has been fully performed and (b) any Contract that is no longer executory or otherwise remains in effect although is no longer active.

“Dedicated MMIS Customer Contract” means a Dedicated MMIS Contract pursuant to which the Seller Group is providing goods or services to a customer, client or similar third party.

“Dedicated MMIS Lease Contract” means a Dedicated MMIS Contract pursuant to which the Seller Group is leasing or subleasing any real property from a third party.

“Dedicated MMIS Vendor Contract” means a Dedicated MMIS Contract pursuant to which the Seller Group is receiving goods, services or rights from a third party.

“Disclosure Schedule” means the disclosure schedule delivered with and attached hereto.

“Environmental Law” means any applicable Law in effect as of the date hereof that (a) relates to pollution or protection of the environment, natural resources or occupational health and safety or (b) imposes liability for, or standards of conduct concerning, the generation, treatment, storage, Release, cleanup, remediation, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Closing Net Working Capital Adjustment Amount” means (a) if Estimated Closing Net Working Capital is (i) greater than or equal to $150,000,000 and (ii) less than or equal to $180,000,000, an amount equal to $0; (b) if Estimated Closing Net Working Capital exceeds $180,000,000, the amount of such excess (expressed as a positive number); and (c) if Estimated Closing Net Working Capital is less than $150,000,000, the amount such shortfall (expressed as a negative number).

“Excluded Assets” shall mean all of the Remaining Seller Group’s right, title and interest in, to and under all of the following:

(a) all Commingled Contracts and, subject to Section 6.03, all rights of any nature with respect thereto;

(b) all cash and cash equivalents on hold or held by the Remaining Seller Group or by any bank or third person by or for the benefit of the Remaining Seller Group;

(c) the Seller Name, the Seller Marks and all other Intellectual Property other than the Transferred Intellectual Property, subject to Purchaser’s license and other rights under Section 5.17, Section 6.04 and the Ancillary Agreements;

(d) all rights under this Agreement and any Ancillary Agreement;

(e) all current and prior insurance policies and, except as set forth in Section 6.06(b), all rights of any nature with respect thereto, including all rights to insurance recoveries thereunder and to assert claims with respect to any such insurance recoveries;

(f) all records and files that are not Transferred Records;

(g) all rights of the Remaining Seller Group for Tax refunds and credits, and all Tax refunds and credits to which Seller is entitled under Section 8.04;

(h) all assets related to any Seller Plan, including all assets set aside in trust or any other funding vehicle and all insurance policies, in each case, intended to fund any Seller Plan;

(i) all equity interests in the Remaining Seller Group;

(j) all Actions, judgments, claims, rights of recovery, right of setoff or reimbursement, defenses and demands of any nature available to or being pursued by any member of the Remaining Seller Group, whether arising by way of counterclaim or otherwise, other than the Transferred Actions; and

(k) all Privileged Materials and Transaction Information;

(l) any and all Tangible Personal Property, other the Transferred Tangible Personal Property;

(m) any and all prepaid expenses, credits, advance payments, claims, refunds, rights of recovery, rights of set-off, rights of recoupment, charges, sums, fees, deposits and security deposits, other than those identified as Transferred Assets;

(n) any and all raw materials, work-in-process, finished goods, supplies and other inventories, other than the Inventory;

(o) all properties, rights, claims, credits or other assets set forth on Schedule B; or

(p) all other properties, rights, claims, credits or other assets that are not expressly included as Transferred Assets.

“Excluded Liabilities” means (1) Liabilities (i) pursuant to the Legacy NJ DDI Molina Obligation, and (ii) under the NJ Government Contract related to or arising out of any Effect arising, occurring or existing prior to July 1, 2019, in each case, whether arising before, on or after the Closing Date, and (2) the following Liabilities of the Remaining Seller Group, whether arising before, on or after the Closing Date, and that are not, in each case, Transferred Liabilities:

(a) Liabilities arising out of or relating to any Excluded Asset, any business of the Remaining Seller Group that is not the MMIS Business or the Pre-Closing Restructuring (other than with respect to Taxes);

(b) except as otherwise provided in Article VII and except to the extent a Liability constitutes Indebtedness or is set forth in the Net Working Capital, all employment, labor, compensation, pension, employee welfare and employee benefits related Liabilities, commitments and claims, other than Assumed Employee Liabilities, relating to each (i) MMIS Employee (or any dependent or beneficiary of any such employee) who does not become a Transferred Employee, (ii) Transferred Employee (or any dependent or beneficiary of any Transferred Employee) that arise as a result of an event or events that occur prior to the Transfer Time, (iii) individual (including an MMIS Employee) arising while such individual is engaged by a Seller Group entity other than an MMIS Entity, (iv) any Seller Plans, and (v) all Controlled Group Liabilities;

(c) Seller Group Excluded Taxes;

(d) Liabilities for which the Remaining Seller Group has responsibility for pursuant to this Agreement or the Ancillary Agreements (including any Operational System Separation Costs (as such term is defined in the Transition Services Agreement));

(e) Liabilities (i) pursuant to the Legacy NJ DDI Molina Obligation, and (ii) under the NJ Government Contract related to or arising out of any Effect arising, occurring or existing prior to July 1, 2019;

(f) all other Liabilities identified on Schedule C; and

(g) Liabilities that are not Transferred Liabilities.

“Final Closing Payment” means an amount equal to the (a) the Base Purchase Price, plus (b) Pre-Paid Separation Costs, plus (c) the Closing Net Working Capital Adjustment Amount, minus (d) Closing Indebtedness, plus (e) the Closing Cash (in the case of each of clauses (c) through (d), as finally determined in accordance with Section 2.04(d)).

“Financing Conditions” means (a) with respect to the Debt Financing, the conditions precedent set forth in Section 5 of the Debt Commitment Letter, and (b) with respect to the Equity Financing, the conditions to Purchaser’s obligations under this Agreement set forth in Section 9.02.

“Financing Parties” means (a) the Lenders, (b) the respective Affiliates of the Lenders and (c) the respective officers, directors, employees, managers, managing members, general partners, limited partners, managed accounts, agents, advisors (including financial, tax and legal advisors) and other representatives of the Persons described in clauses (a) and (b) above and the successors and permitted assigns of any of the foregoing.

“Former Service Provider” means each individual who was an employee, contractor, or director of the Seller Group and/or its Controlled Affiliates (in each case, solely to the extent such individual provided services exclusively on behalf of the MMIS Business) who terminated service prior to the date of this Agreement.

“Fraud” means (a) a false representation made herein (with respect to Seller, the making of the representations expressly set forth in Article III, and with respect to Purchaser, the making of the representations expressly set forth in Article IV), (b) with knowledge or belief that such representation is false or with reckless indifference to the truth, (c) with an intention to induce the party to whom such representation is made to act or refrain from acting, (d) the action or inaction of the party to whom such false representation is made in justifiable reliance on such representation, and (e) damage to the party to whom such representation was made as result of such reliance.

“Fundamental Representations and Warranties” means (a) with respect to Seller, the representations and warranties of Seller set forth in Section 3.01, Section 3.04 and Section 3.06 and (b) with respect to Purchaser, the representations and warranties of Purchaser set forth in Section 4.01, Section 4.04 and Section 4.08.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Government Bid” means any bid or proposal of an MMIS Entity or any other member of the Seller Group that, if accepted or awarded, could be expected to lead to a Government Contract.

“Governing Documents” means (a) with respect to any corporation, the articles or certificate of incorporation, as applicable, and the bylaws or code of regulations, as applicable, of such corporation, (b) with respect to any limited liability company, the articles of organization or certificate of formation and the limited liability company agreement or operating agreement, as applicable, of such limited liability company, (c) with respect to any general partnership or limited partnership, the certificate of partnership or certificate of limited partnership, as applicable, and the partnership agreement or limited partnership agreement, as applicable, of such general partnership or limited partnership, and (d) with respect to any other form of entity, the charter or similar document adopted or filed in connection with the creation, formation or organization of such entity.

“Government Consents” means any material Consents required to be obtained from any Governmental Authority in order to consummate the Transaction, including the expiration or termination of any applicable waiting period under the HSR Act or approval or clearance under any other Antitrust Law but excluding any Consent that may be required from a Governmental Authority in its capacity as a customer of the MMIS Business or under any Contract that constitutes a Transferred Asset.

“Government Contract” means any Contract between an MMIS Entity or any other member of the Seller Group (solely in respect of the MMIS Business), on the one hand, and (a) any Governmental Authority, (b) any prime contractor of a Governmental Authority in its capacity as a prime contractor, (c) any higher-tier subcontractor of a Governmental Authority in its capacity as a subcontractor, on the other hand, or (d) any lower-tier subcontractor with respect to any contract of a type described in clauses (a) through (c) above. For purposes of clarity, a task order, purchase order, delivery order, or release issued pursuant to a Government Contract shall be considered a part of the Government Contract to which it relates.

“Government Customer Subcontract Agreement” means each government customer subcontract agreement, substantially in the form of Exhibit E, to be dated as of the Closing Date among Seller or one of its Controlled Affiliates, on the one hand, and DXC MS LLC, on the other hand.

“Governmental Authority” means any federal, provincial, state, municipal, local, supranational or foreign government or any court of competent jurisdiction, governmental authority, quasi-governmental body exercising governmental authority, board, bureau, administrative agency or commission, regulator, governmental commission, department, or other national, state, local, supranational or foreign governmental authority, branch, agency, department, division or instrumentality.

“Governmental Order” means any order, writ, judgment, injunction, decree, ruling, stipulation, directive, assessment, subpoena, verdict, determination or award issued, promulgated or entered, whether preliminary or final, by or with any Governmental Authority of competent jurisdiction.

“Hazardous Materials” means any substance, pollutants, contaminants and hazardous or toxic materials, substances or wastes that are regulated, listed, defined, designated or classified as hazardous, toxic or otherwise harmful under any Environmental Law, including asbestos, asbestos-containing materials, polychlorinated biphenyls, polyfluoralkyls, petroleum or petroleum products, radioactive materials and radon gas.

“HHS” means the U.S. Department of Health and Human Services.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996 and all regulations promulgated thereunder, including the Privacy Standards (45 C.F.R. Parts 160 and 164), the Electronic Transactions Standards (45 C.F.R. Parts 160 and 162), and the Security Standards (45 C.F.R. Parts 160, 162 and 164), and the Breach Notification Standards (45 C.F.R. Part 164) as amended by the HITECH Act, the final HIPAA/HITECH Omnibus Rules published by the HHS on January 25, 2013, and as otherwise may be amended from time to time.

“HITECH Act” means the Health Information Technology for Economic and Clinical Health Act provisions of the American Recovery and Reinvestment Act of 2009, Pub. Law No. 111-5 and its implementing regulations, including 42 C.F.R. §§ 412, 413, 422 and 495, as amended by the HIPAA Omnibus Rule, issued on January 25, 2013, effective as of March 26, 2013.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Income Tax Liability Amount” means an amount (which may only be negative) equal to the current unpaid income Tax liabilities of the MMIS Entities for any Pre-Closing Tax Period, less the current income Tax assets of the MMIS Entities for the Pre-Closing Tax Period, determined (a) by including any deduction available with respect to such Taxes from taxable income of the MMS Entities arising in connection with the transactions contemplated hereby and assuming such deductions are accrued for the Pre-Closing Tax Period, (b) by excluding any liabilities for accruals or reserves established or required to be established under GAAP methodologies for contingent Taxes or with respect to uncertain Tax positions, (c) by excluding any Taxes attributable to any action taken by Purchaser or any of its Affiliates (including the MMIS Entities) on the Closing Date after the Closing outside the Ordinary Course of Business or in violation of Section 8.05, (d) in accordance with the Accounting Principles and the past practices (including reporting positions, elections and accounting methods) of the MMIS Entities and the Seller Group in preparing such Tax Returns, (e) by excluding any deferred Tax assets and liabilities, (f) taking into account any estimated Tax payments and overpayments of Taxes and (g) in the case of a Straddle Period, in accordance with Section 8.06.

“Indebtedness” means, as of any date and time, the aggregate amount of the following obligations of the MMIS Entities or that otherwise constitute Transferred Liabilities (including, as applicable, the principal and accrued and unpaid interest thereon and any prepayment, redemption or change of control fees, premiums, penalties or other amounts payable that would arise at the Closing as a result of the discharge of such obligations): (a) indebtedness for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, (b) indebtedness evidenced by any note, bond, debenture or other debt security, (c) guarantee of any of the other obligations contemplated by this definition (other than with respect to another MMIS Entity), (d) indebtedness secured by a Lien on assets of an MMIS Entity (including under the Global A/R Financing Arrangements), (e) all obligations under leases required to be treated as capital leases in accordance with GAAP, (f) commitments that assure creditors against loss, including obligations with respect to letters of credit, bankers’ acceptances, performance bonds, surety bonds or similar obligations, in each case, solely to the extent drawn upon, (g) obligations under any interest rate swap arrangement or other hedging arrangement, (h) all earnout obligations or similar obligations to pay the deferred purchase price in respect of any historical acquisitions, (i) the Income Tax Liability Amount, (j) any long-term liability that is required to be recorded on a balance sheet prepared as of the Closing in accordance with the Accounting Principles to the extent not included in the calculation of Net Working Capital, (k) any severance obligations or liabilities that arise from any termination of employment occurring on or prior to the Closing, (l) the pro rata portion of the 2020 401(k) matching liability as of the Calculation Time, which is expected to be paid out for the 2020 plan year, in an amount and rate similar to 401(k) matching for 2019, and (m) Transaction Expenses; provided that (i) Indebtedness shall not include any Legacy NJ DDI Molina Obligations or any Liability included in the calculation of Net Working Capital and (ii) Indebtedness shall be calculated pursuant to the Accounting Principles and otherwise in accordance with Section 2.04(c).

“Indemnified Matter” means the matters set forth on Section 3.12 of the Disclosure Schedule.

“Independent Auditor” means an accounting firm of international repute mutually acceptable to Purchaser and Seller, or if the parties cannot mutually agree on an Independent Auditor within 10 Business Days, an accounting firm of international repute mutually selected by (a) an accounting firm of national repute selected by Purchaser and (b) an accounting firm of national repute selected by Seller.

“Indian Gratuity Plan” means the end of service gratuity arrangement which is insured by LIC India and in which certain eligible MMIS Employees participate

“Intellectual Property” means all intellectual property anywhere in the world, including all rights in or under: (a) patents and patent applications, including divisionals, continuations, continuations-in-part, renewals, re-issues and re-examinations thereof, (b) trademarks, service marks, trade names, trade dress, logos, slogans, and other source identifiers, together with the goodwill associated therewith, (c) copyrights, copyrightable works and other works of authorship, (d) registered domain names, (e) trade secrets, know-how and other confidential or proprietary information, including inventions (whether or not patentable), methods, processes, techniques, business and marketing plans, and customer and supplier lists, (f) Software, and (g) registrations and applications for registration of the foregoing and all renewals, extensions, restorations and reversions of the same.

“International MMIS Employee” means each MMIS Employee who provides services primarily outside the United States.

“Inventory” means any and all raw materials, work-in-process, finished goods, supplies and other inventories primarily used or held for use by the MMIS Business.

“IRS” means the Internal Revenue Service of the United States.

“IT Systems” means information technology devices, computers, Software, hardware, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and other information technology equipment and computer systems (including Software information technology infrastructure and assets and telecommunication hardware and other equipment).

“Law” means any federal, state, local, foreign or similar statute, law, ordinance, regulation, rule, code, order, requirement, consent decree, judgment, Governmental Order or rule of law (including common law).

“Legacy NJ DDI Receipts” means the amount paid by the State of New Jersey to DXC MS LLC or its Affiliates for work performed under the NJ Government Contract prior to July 1, 2019.

“Legacy NJ DDI Molina Obligation” means the obligation set forth in Section 6.11(a) of the Molina Sale Agreement to pay to Molina Healthcare, Inc. certain amounts received from the State of New Jersey upon the terms and conditions specified in Section 6.11(a) of the Molina Sale Agreement.

“Liability” means any and all debts, liabilities, Losses, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, however arising.

“Liens” means all liens, mortgages, easements, charges, restrictions, claims, security interests, pledges, licenses, options or other encumbrances.

“Loss” means any loss, Liability, damage, fine, fee, Tax, assessment, charge, payment, claim, cost and expense, interest, award, judgment or penalty (including reasonable attorneys’ and consultants’ fees and expenses) suffered or incurred.

“Marketing Period” shall mean the first period of 15 consecutive Business Days throughout and at the end of which:

(a) Purchaser and its financing sources shall have had access to the Required Information (it being agreed and understood by the parties hereto that Purchaser and its financing sources shall not make any changes, amendments, modifications to paragraph 6 of Annex III to the Debt Commitment Letter without the express written consent of Seller which shall be in its sole discretion); provided that if Seller shall in good faith reasonably believe that it has provided all Required Information, it may deliver to Purchaser a written notice to that effect (stating when it believes it completed such delivery), in which case Seller shall be deemed to have complied with this clause (a) unless Purchaser in good faith reasonably believes that either Seller has not completed the delivery of such Required Information within three Business Days after the delivery of such notice by Seller by delivering a written notice to Seller to that effect (stating, if applicable, with specificity which of the Required Information Seller has not delivered);

(b) the conditions set forth in Section 9.01 shall be satisfied (other than conditions that by their nature will not be satisfied until the Closing);

(c) nothing shall have occurred and no condition shall exist that would cause any of such conditions to fail to be satisfied assuming the Closing were to be scheduled for any time during such 15 Business Day period;

provided that the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is consummated; provided that (x) July 3, 2020 and the days from and including November 23, 2020 through and including November 27, 2020, in each case, shall not be considered Business Days, (y) such Marketing Period shall either end on or prior to August 24, 2020 or commence no earlier than September 8, 2020 and (z) the Marketing Period shall end on or prior to December 18, 2020.

“Material Adverse Effect” means any event, circumstance, development, change or effect (collectively, an “Effect”) that, individually or in the aggregate, (a) is or would reasonably be expected to be materially adverse to the results of operations or the financial condition of the MMIS Business (taken as a whole) or (b) prevents or would reasonably be expected to prevent the ability of Seller to consummate the Transaction; provided, however, that none of the following, either alone or in combination, shall be considered in determining whether there has been a “Material Adverse Effect” under clause (a) above: (i) Effects that generally affect the industry or markets in which the MMIS Business operates (including legal and regulatory changes), (ii) any change in national or international political, economic or social conditions or the securities markets, including Effects caused by any outbreak or escalation of war, hostile act of foreign enemies, hostilities, terrorist activities, pandemics, or other public health emergencies, (iii) hurricanes, earthquakes, floods, tsunamis, tornadoes, mudslides, wild fires or other natural disasters or any other act of God or force majeure events, (iv) any changes in Laws, regulatory policies or accounting requirements or principles (including GAAP) or the interpretations thereof, (v) any stoppage or shut down of any Governmental Authority, (vi) any change in interest rates or economic, political, business or financial market conditions generally (including any changes in credit, financial, commodities, securities or banking markets), (vii) any failure in and of itself (as distinguished from any Effect giving rise to or contributing to such failure, which shall be taken into account in determining whether there has been a “Material Adverse Effect” under clause (a) above unless otherwise excluded by clauses (i) through (vi) above or clause (viii) or (ix) below) by the MMIS Business to meet projections or forecasts, (viii) Effects arising from or related to the announcement, execution or performance of this Agreement, or the pendency of the Transaction, and (ix) any Effect arising from or related to any action required to be taken by the express terms of this Agreement or taken at the express written request of Purchaser; provided that an Effect referenced in the foregoing clauses (i) through (vi) shall only be excluded for the purpose of determining whether there has been a “Material Adverse Effect” under clause (a) above to the extent such Effect does not affect the MMIS Business in a materially disproportionate manner as compared to other businesses in the same industry as the MMIS Business.

“MMIS Business” means the business of providing to U.S. state and territory Governmental Authority customers (a) design, development and implementation services for state and territory Medicaid programs; (b) fiscal agent services that operate business functions of states’ and territories’ Medicaid programs, and (c) implementation and other outsourcing services for states’ and territories’ Women, Infants & Children programs, Immunization Registry programs and Integrated Eligibility & Enrollment programs, in each case, as conducted by the MMIS Entities and certain other members of the Seller Group as of the date hereof and as of the Closing.

“MMIS Customer Contract” means any Contract with any Governmental Authority customer of the MMIS Business, including any Dedicated MMIS Customer Contract and any Active Government Contract.

“MMIS Employee” means, as of the date of this Agreement or at the Closing, as applicable, except those individuals listed on Schedule D-2, (a) each employee of the MMIS Entities, (b) each employee of the Seller Group (other than any of the MMIS Entities) to the extent such employee exclusively provides services to the MMIS Business, and (c) each employee of the Seller Group who is set forth on Schedule D-1.

“MMIS Entities” means the Transferred Entities and each Subsidiary of the Transferred Entities.

“MMIS Entity Cash” means, as of any date or time, the aggregate Cash and Cash Equivalents of the MMIS Entities calculated in accordance with GAAP and otherwise in accordance with Section 2.04(c); provided, however, that the Cash and Cash Equivalents of the MMIS Entities held in India shall not exceed $5,000,000.

“MMIS Field” means the conduct of the MMIS Business, together with any natural expansion or evolution of the MMIS Business, including new, modified or enhanced products and services of the type sold and provided in the MMIS Business.

“MMIS IP Agreements” means all (a) material licenses or other grants of rights of Intellectual Property to the MMIS Entities or any other member of the Seller Group from any Person used primarily in the MMIS Business, and (b) material licenses or other grants of rights under the Transferred Intellectual Property or under Intellectual Property owned by any of the MMIS Entities to any Person except, in each case, as applicable: (i) Contracts with MMIS Employees granting rights in Transferred Intellectual Property or other Intellectual Property to a member of the Seller Group; (ii) non-disclosure, confidentiality and similar agreements entered in the Ordinary Course of Business; (iii) “click wrap,” “shrink wrap” and other licenses of commercially available off-the-shelf-software that involve aggregate license, maintenance, subscription and other fees of less than $1,000,000 per year; and (iv) Contracts with customers of the MMIS Business entered in the Ordinary Course of Business that include licenses of Intellectual Property in association with the sale of goods and services of the MMIS Business.

“MMIS IT Systems” means all IT Systems used, owned, leased or licensed in the conduct of the MMIS Business and controlled by the Seller Group.

“MMIS Leased Real Property” means all real property leased or subleased by the MMIS Entities pursuant to any Dedicated MMIS Lease Contract.

“MMIS Plan” means each Plan providing benefits to any current or former employee, officer or director (or any beneficiary or dependent thereof) of the MMIS Entities that is sponsored, maintained or contributed to solely by one or more of the MMIS Entities.

“Molina Sale Agreement” means that certain Purchase and Sale Agreement by and between DXC Technology Company and Molina Healthcare, Inc., dated as of June 26, 2018, as such has been assigned from DXC Technology Company to DXC Technology Services LLC as of September 28, 2018, and as such may be further assigned, amended or supplemented from time to time.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(37) of ERISA or Section 4001(a)(3) of ERISA.

“Net Working Capital” has the meaning set forth on Exhibit A.

“NJ Government Contract” means that certain Professional Contract (number A88783) by and between the State of New Jersey, Bureau of Purchase and DXC MS LLC, dated May 1, 2015, as such may have been amended or restated from time to time prior to the date hereof and as such may be amended and restated following the date hereof in accordance with the terms thereof and this Agreement.

“Open Source License” means any license agreement for open source software that requires that any Software that is combined or distributed with or derived from such open source software (a) be licensed under terms that authorize reverse engineering of such Software, except as may be required under applicable Law, (b) be made available or distributed in source code form, (c) be licensed for the purpose of making derivative works or (d) be redistributed at no charge.

“Ordinary Course of Business” means, with respect to any Person, an action taken in the ordinary course of operations of such Person and consistent with the past practice of such Person.

“Outside Date” means December 31, 2020.

“Permit” means any material license, franchise or permit with any Governmental Authority required by applicable Law for the operation of the MMIS Business as currently conducted.

“Permitted Liens” means (a) Liens for Taxes (i) not yet due or delinquent or (ii) the validity or amount of which is being contested in good faith by appropriate proceedings and, in each case, for which adequate reserves have been established in accordance with GAAP, (b) mechanics’, carriers’, workers’, repairers’ and other similar Liens, with respect to tangible assets, (i) arising or incurred in the Ordinary Course of Business relating to obligations not yet due and payable or (ii) that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (c) pledges, deposits, or other Liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation) that are not material in amount or nature, (d) zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities which, in each case, do not, and would not reasonably be expected to, materially interfere with the present use of the assets of the MMIS Business, (e) with respect to tangible assets, all covenants, conditions, restrictions, easements, charges, rights-of-way, Liens identified on title policies, title opinions or preliminary title reports or other documents or writings included in the public records and other Liens which do not, and would not reasonably be expected to, materially interfere with the present use of the MMIS Leased Real Property, (f) non-exclusive licenses of Intellectual Property granted to third parties in the Ordinary Course of Business, (g) Liens securing payment, or other obligations, of the Seller Group with respect to any Indebtedness to the extent terminated in connection with the Closing (including under the Global A/R Financing Arrangements), (h) Liens associated with any capital lease obligations of the MMIS Business, (i) other Liens with respect to tangible assets arising in the Ordinary Course of Business not incurred in connection with the borrowing of money and securing Liabilities that are not material to the MMIS Business or any MMIS Entity, (j) with respect to the Transferred Equity Interests, restrictions under applicable securities Laws, (k) Liens under the MMIS A/R Financing Arrangements, and (l) Liens described on Section 1.01 of the Disclosure Schedule.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

“Personal Information” means any information in any medium that identifies or can be reasonably linked to a natural person, or is otherwise regulated under applicable Laws pertaining to privacy, data security, or data protection, including an individual’s name, address, telephone number, e-mail address, date of birth, photograph, Social Security number or tax identification number, credit card number, bank information, biometric identifiers, persistent identifiers including IP address; as well as medical, health or insurance information.

“Plan” means any employee benefit plan, program, policy, practices, or other arrangement, whether or not written, including, without limitation, any “employee benefit plan” within the meaning of Section 3(3) of ERISA (regardless of whether subject to ERISA) and each employment, consulting, retirement, pension, deferred compensation, medical, dental, disability, life, severance, vacation, incentive bonus and equity-based compensation plan, program, agreement or arrangement, (whether or not an “employee benefit plan” within the meaning of Section 3(3) of ERISA), but excluding (i) any plan, program or agreement sponsored or maintained by any Governmental Authority and (ii) any Multiemployer Plan.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and the portion of any Straddle Period ending on (and including) the Closing Date.

“Pre-Paid Separation Costs” means an amount equal to $85,000,000, which amount represents a prepayment by Purchaser in respect of certain Operational System Separation Services (as such term is defined in the Transition Services Agreement) that are to be provided by the Remaining Seller Group.

“Predominantly Related to the MMIS Business” means, with respect to any asset that is used or held for use in connection with the MMIS Business and the other businesses of the Seller Group, that such asset is used 80% or more of the time in connection with the MMIS Business as compared to the other businesses of the Seller Group.

“Privacy and Data Security Laws and Requirements” means (a) all Laws that apply to the MMIS Entities or any other member of the Seller Group (solely in respect of the MMIS Business) that govern collecting, accessing, using, disclosing, electronically transmitting, securing, sharing, transferring, storing, and/or otherwise Processing Personal Information or other Business Data, or the security or integrity of IT Systems, including the federal Fair Credit Reporting Act and any state fair credit reporting acts, Federal Trade Commission Act, HITECH Act, HIPAA, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, the Telephone Consumer Protection Act, the Computer Fraud and Abuse Act, state social security number protection applicable Laws, state data breach notification applicable Laws, any applicable Laws concerning requirements for website and internet-connected device privacy policies and practices, and any regulations promulgated pursuant to any of the foregoing, (b) all official interpretations by Governmental Authorities of such Laws, and (c) all provisions of Contracts to which the MMIS Entities and the Seller Group (solely in respect of the MMIS Business) are a party or are otherwise bound that limit the Processing of Personal Information or other Business Data and (d) all policies and notices of the MMIS Entities and the Seller Group (solely in respect of the MMIS Business) relating to the Processing of Personal Information or other Business Data.

“Process” (and the corollary term “Processing”) means the collection, use, storage, processing, recording, distribution, transfer, import, export, disposal, disclosure or other activity regarding data.

“Property Taxes” means real property Taxes, personal property Taxes, intangible property taxes and similar ad valorem Taxes.

“Protected Health Information” means protected health information as that term is defined at 45 C.F.R. § 160.103 for purposes of HIPAA.

“Public Filings” means any registration statements, prospectuses, reports, schedules, forms, statements and other documents filed or furnished by Seller or any Controlled Affiliate thereof with or to the United States Securities and Exchange Commission prior to the date of this Agreement.

“R&W Insurance Policy” means the insurance policy issued by Concord Specialty Risk and to be bound in accordance with Section 5.12, in the name and for the benefit of the insured parties set forth therein.

“Reference Carve-out Statement” means, with respect to the MMIS Business, those sample calculations set forth on Exhibit A, calculated pursuant to the Accounting Principles.

“Release” means any emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal or release of Hazardous Materials from any source into or upon the environment.

“Remaining Seller Group” means each member of the Seller Group other than the MMIS Entities.

“Representatives” means, with respect to a particular Person, any Affiliate thereof, and such Person’s and such Person’s Affiliates’ respective controlling shareholders, general partners, managing members, directors, officers, employees, agents, consultants, advisors, agents and other representatives, including legal counsel, accountants and financial advisors.

“Required Information” means as of any date, the financial statements set forth in paragraph 6 of Annex III of the Debt Commitment Letter dated as of the date hereof that would be required to be delivered to satisfy the condition precedent set forth in such paragraph as of such date.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Incident” means (a) any unauthorized access, acquisition, interruption, alteration or modification, loss, theft, corruption or other unauthorized Processing of Personal Information or other Business Data, (b) inadvertent, unauthorized, and/or unlawful sale, or rental of Personal Information or other Business Data, or (c) any breach of the security of or other unauthorized access to or use of or other compromise to the integrity or availability of the IT Systems.

“Seller Field” means any businesses of the Remaining Seller Group, excluding the MMIS Business.

“Seller Group” means Seller and each Controlled Affiliate thereof.

“Seller Group Excluded Taxes” means Taxes (other than Transfer Taxes allocated to Purchaser pursuant to Section 8.03) of the Remaining Seller Group with respect to (a) the Transferred Assets for any Pre-Closing Tax Period (with the amount of any Taxes arising in any Straddle Period allocated pursuant to Section 8.06), (b) any consolidated, combined, unitary Taxes of the Seller Tax Group for which any MMIS Entity is held liable under Treasury Regulation Section 1.1502-6(a) or under any similar provision of state, local or non-U.S. Law, or (c) any Taxes imposed with respect to Pre-Closing Tax Periods attributable to the Pre-Closing Restructuring.

“Seller Indebtedness” means, as of any date and time, the aggregate amount of the following obligations of the Seller Group (including, as applicable, the principal and accrued and unpaid interest thereon and any prepayment, redemption or change of control fees, premiums, penalties or other amounts payable that would arise at the Closing as a result of the discharge of such obligations): (a) indebtedness for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, (b) indebtedness evidenced by any note, bond, debenture or other debt security, and (c) obligations in respect of any A/R Global Financing Arrangements but excluding, in each case, any MMIS A/R Financing Arrangements.

“Seller Marks” means all trademarks, tradenames and other source identifiers of the Seller Group, including those that incorporate the terms “DXC”, “CSC” or “Computer Sciences Corporation”, or associated logos, either alone or in combination with other words and all marks, trade dress, logos, domain names and other source identifiers confusingly similar to or embodying any of the foregoing, either alone or in combination with other words, in each case, that are not owned by the Transferred Entities or included in the Transferred Assets.

“Seller MMIS Plan” means each Benefit Plan (other than an MMIS Plan) providing benefits to any MMIS Employees (or any dependent or beneficiary of any MMIS Employee).

“Seller Name” means the name “DXC” used either alone or in combination with other words.

“Seller Plan” means a Benefit Plan that is not an Assumed Benefit Plan.

“Seller Tax Group” means any consolidated, combined, unitary or other Tax group that includes both (a) the MMIS Entities and (b) Seller and/or any of Seller’s Affiliates (other than the MMIS Entities).

“Software” means any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (d) all documentation including user manuals and other training documentation relating to any of the foregoing.

“Straddle Period” means any Tax period beginning on or before and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Tangible Personal Property” means machinery, equipment, hardware, furniture, fixtures, tools, vehicles, supplies, inventory, accessories, materials, parts, tooling, molds, finished goods, raw materials, works in progress, packaging, office equipment, and all other tangible personal property or assets, it being understood that Tangible Personal Property shall not include (a) any Intellectual Property or (b) any Inventory.

“Tax” or “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax, including any interest, penalty, or addition thereto, in each case, imposed by a Governmental Authority.

“Tax Contest” means any Action relating to the Taxes or Tax Returns of the MMIS Entities.

“Tax Returns” means any returns, reports and forms (including declarations, amendments, schedules, information returns or attachments thereto) filed or required to be filed with a Governmental Authority with respect to Taxes.

“to the Knowledge of Purchaser” or similar terms used in this Agreement means the actual knowledge (without any duty to investigate) of any appointed officer of Purchaser.

“to the Knowledge of the MMIS Business” or similar terms used in this Agreement means the actual knowledge, after reasonable inquiry, of Andrea Fiumicelli, David Hadsell, Paul Bruno, Marchetti Williams, Charlie Diao, Paul Saleh, Chris DePippo, Bill Deckelman and Shailesh Murali.

“Transaction” means, collectively, the transactions contemplated by this Agreement and the Ancillary Agreements.

“Transaction Expenses” means, as of immediately prior to the Closing, (a) any accounting, tax, consulting, legal or investment banking fees or similar third-party expenses that have been incurred or payable (but not yet paid) by the MMIS Entities in connection with the Transaction or the sale process in respect of the sale of all or any portion of the MMIS Business or the Transferred Assets to any potential third-party purchaser that preceded the negotiation and execution of this Agreement, (b) any amounts accrued in respect of any annual bonus payments that are payable by Purchaser or an MMIS Entity at or following the Closing, solely to the extent such amounts are not taken into account in the calculation of Net Working Capital, (c) any change in control, retention, stay-bonuses or similar transaction bonuses payable by Purchaser or an MMIS Entity at or following the Closing to any current or former employee of the Seller Group (including any current or former MMIS Employee) that are triggered, in whole or in part, as a result of the consummation of the Transaction (but excluding (x) any such bonuses promised or proposed by Purchaser or its Affiliates (other than the MMIS Entities) and (y) any such bonuses paid in full by the Remaining Seller Group) and (d) the employer portion of any payroll, social security or similar employment Taxes payable by Purchaser or any of its Affiliates (including, following the Closing, the MMIS Entities) in respect of the payments described in clauses (b) and (c) of this sentence.

“Transaction Information” means all analyses relating to Purchaser or its Affiliates or other prospective purchasers of the MMIS Business or any portion thereof prepared or received by Seller, its Affiliates or their respective representatives in connection with the sale of the MMIS Business and the Transaction and all bids and expressions of interest received from third parties with respect thereto.

“Transferred Actions” means all Actions, judgments, claims, rights of recovery, right of setoff or reimbursement, remedies, defenses and demands of any nature available to or being pursued by any member of the Remaining Seller Group to the extent related to the MMIS Business, the other categories of Transferred Assets or the Transferred Liabilities, whether arising by way of counterclaim or otherwise.

“Transfer Regulations” means the European Council Directive of March 12, 2001 (2001/23/EC) (the “Directive”) relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of businesses or any country legislation implementing the Directive or any other similar Law, and in India means section 25FF of the Industrial Disputes Act.

“Transferred Assets” shall mean all of the Remaining Seller Group’s right, title and interest in, to and under all of the following assets of any member of the Remaining Seller Group, in each case, as they exist at the Closing (excluding, in each case, any Excluded Asset):

(a) all Contracts with Governmental Authority customers set forth on Schedule A-1(a) and all other Dedicated MMIS Customer Contracts;

(b) all Dedicated MMIS Bids, including the Dedicated MMIS Bids set forth on Schedule A-1(b);

(c) all Dedicated MMIS Vendor Contracts, including the Dedicated MMIS Vendor Contracts set forth on Schedule A-2;

(d) all Dedicated MMIS Lease Contracts, including the Dedicated MMIS Lease Contracts set forth on Schedule A-3;

(e) all other Dedicated MMIS Contracts, including those Contracts set forth on Schedule A-4;

(f) all Accounts Receivables to the extent reflected in the calculation of Closing Net Working Capital, excluding, subject to Section 5.14(c), the Unbilled DDI Receivables;

(g) all Transferred Intellectual Property, including all rights to bring claims for past, present and future infringement, misappropriation or other violation of the foregoing;

(h) true and completed originals (or, if originals are not available, copies) of all Transferred Records;

(i) all Permits primarily related to the MMIS Business;

(j) all real property set forth on Schedule A-5;

(k) the goodwill and going concern value generated by or associated with the MMIS Business;

(l) all Transferred Actions;

(m) all assets of or relating to (including all assets held in trust in any form) and any insurance, administration or other Contracts relating to any Assumed Benefit Plan to the extent such assets are required to transfer with the Assumed Benefit Plan to Purchaser and its Affiliates under applicable Law (including where transfer is required in order to apply the Transfer Regulations or to effect a mandatory transfer of employment under the Transfer Regulations, as applicable);

(n) all Transferred Tangible Personal Property;

(o) that portion of any prepaid expenses, credits, advance payments, claims, refunds, rights of recovery, rights of set-off, rights of recoupment, charges, sums, fees, deposits and security deposits of, or related to the MMIS Business, the other Transferred Assets, the Transferred Entities or the Assumed Liabilities, subject, in each case, to the obligations to replace Performance Guarantees set forth in Section 6.02;

(p) all Inventory;

(q) any and all of the Remaining Seller Group’s respective rights under warranties, indemnitees and all similar rights against third parties to the extent related to the MMIS Business, the other Transferred Assets, the Transferred Entities or the Assumed Liabilities;

(r) the portions of any Sale Process NDAs related to any of the MMIS Business, the Transferred Assets or the Transferred Liabilities;

(s) all Tax refunds, Tax credits and other Tax attributes of the MMIS Entities (taking into account solely those items determined on a stand-alone basis with respect to the MMIS Entities), but only to the extent such refunds, credits or other attributes transfer pursuant to applicable Law by reason of the sale of the Transferred Equity Interests hereunder and are not otherwise Excluded Assets (including pursuant to Section 8.04);

(t) the assets set forth on Schedule A-6; and

(u) all other assets not set forth in the foregoing clauses (a) through (s) used or held for use by the Remaining Seller Group and Predominantly Related to the MMIS Business.

“Transferred Entities” means DXC MS LLC, a California limited liability company and, solely to the extent not a Subsidiary of DXC MS LLC, those members of the Seller Group set forth on Schedule E.

“Transferred Intellectual Property” means all of the Seller Group’s right, title and interest in and to the Intellectual Property primarily used or held for use in the MMIS Business.

“Transferred Liabilities” means all Liabilities of the Remaining Seller Group to the extent arising from or related to any Transferred Asset, Transferred Employee or any MMIS Entity, in each case, whether such Liabilities arise or occur prior to, on or following the Closing (provided, that, for the avoidance of doubt, any Transferred Liability that is required to be recorded on a balance sheet prepared as of the Closing in accordance with the Accounting Principles shall be included in the calculation of Net Working Capital or will otherwise be included in Indebtedness), including the following Liabilities:

(a) Liabilities in connection with any Dedicated MMIS Contract;

(b) all Accounts Payables to the extent reflected in the calculation of Closing Net Working Capital;

(c) Liabilities arising from or relating to Actions to the extent relating to the MMIS Business or the Transferred Assets;

(d) except as otherwise provided in Article VII, the Assumed Employee Liabilities;

(e) Liabilities for (i) Taxes with respect to the Transferred Assets or the MMIS Business for any Post-Closing Tax Period (with the amount of any Taxes arising in any Straddle Period allocated pursuant to Section 8.06), (ii) Taxes of the MMIS Entities (other than Seller Group Excluded Taxes), and (iii) Transfer Taxes allocated to Purchaser pursuant to Section 8.03;

(f) all Liabilities of Purchaser or its Affiliates (including the MMIS Entities following the Closing) arising out of or relating to its or their obligations set forth in this Agreement or any other Ancillary Agreement; and

(h) all other Liabilities identified on Schedule F.

“Transferred Records” means the following records, files, documents, instruments, books, books of account, catalogs, brochures, promotional materials, certificates and other documents, in each case, primarily relating to the MMIS Business and in the possession of the Remaining Seller Group, other than (i) any books, records or other materials that are not reasonably separable from documents or databases or that the Remaining Seller Group is prohibited from transferring pursuant to applicable Law (copies of which, to the extent permitted by applicable Law, will be made available to Purchaser) and (ii) personnel and employment records with respect to individuals who are not Transferred Employees or, with respect to Transferred Employees, if prohibited by Law and, in any event, in accordance with applicable data privacy Law; provided, however, that for the avoidance of doubt the Transferred Records shall not include any Tax Returns or other Tax records relating to Taxes of the Seller Tax Group.

“Transferred Tangible Personal Property” means any and all Tangible Personal Property primarily used or held for use in the operation of the MMIS Business.

“Transition Services Agreement” means the transition services agreement, substantially in the form of Exhibit B, to be dated as of the Closing Date between Seller, DXC MS LLC and Purchaser.

“Unbilled DDI Receivables” means, with respect to any Government Contract that is a Transferred Asset or to which the Transferred Entities are a party (an “Unbilled DDI Contract”), that amount of unbilled receivables in respect of design, development and implementation costs and expenses incurred by the Seller Group prior to the Closing in respect of such Government Contract.

Section 1.02 Definitions. The following terms have the meanings set forth in the Sections set forth below:

Term	Section
“Active Government Contract”	Section 3.20
“Affiliate Arrangements”	Section 3.24
“Agreed Tax Treatment”	Section 8.07(a)
“Agreement”	Preamble
“Allocation”	Section 8.07(b)
“Alternative Financing”	Section 5.15
“Back-to-Back Arrangement”	Section 2.06
“Chosen Financing Courts”	Section 12.11(c)
“Closing”	Section 2.02
“Closing Carve-out Statement”	Section 2.04(b)
“Closing Cash”	Section 2.04(b)
“Closing Date”	Section 2.02
“Closing Indebtedness”	Section 2.04(b)
“Closing Net Working Capital”	Section 2.04(b)
“Commitment Letters”	Section 4.04(b)
“Company”	Recitals
“Confidentiality Agreement”	Section 5.02(b)
“Contract Separation”	Section 6.03(a)
“D&O Indemnitees”	Section 5.05(a)
“D&O Insurance”	Section 5.05(b)
“Debt Commitment Letter”	Section 4.04(b)
“Debt Document”	Section 5.15
“Debt Financing”	Section 4.04(b)
“Deferred Assets”	Section 2.07(a)
“Deferred Closing”	Section 2.07(c)
“Deferred Closing Date”	Section 2.07(a)
“Deferred Closing Jurisdictions”	Section 2.07(a)
“Deferred Employees”	Section 2.07(a)
“Deferred Liabilities”	Section 2.07(a)
“Deferred Subsidiary”	Section 2.07(a)
“Deferred Transferred Equity Interests”	Section 2.07(a)
“Deficit Amount”	Section 2.04(e)(ii)
“Designated Person”	Section 12.16(a)
“Determination Date”	Section 2.04(d)
“Divestiture Timeframe”	Section 5.08(b)(ii)
“DOJ”	Section 5.03(b)
“Equity Commitment Letter”	Section 4.04(b)
“Equity Financing”	Section 4.04(b)
“Equity Purchase Rights”	Section 3.06(c)
“Escrow Agreements”	Section 3.14
“Estimated Carve-out Statement”	Section 2.04(a)
“Estimated Closing Cash”	Section 2.04(a)

Term	Section
“Estimated Closing Indebtedness”	Section 2.04(a)
“Estimated Closing Net Working Capital”	Section 2.04(a)
“Estimated Closing Statement”	Section 2.04(a)
“Excess Amount”	Section 2.04(e)(i)
“Existing Representation”	Section 12.16(a)
“Existing Stock”	Section 6.04(a)
“Extraordinary Action”	Section 5.04(b)
“Final Closing Statement”	Section 2.04(b)
“Financial Statements”	Section 3.08
“Financing”	Section 4.04(b)
“Financing Purposes”	Section 4.04(b)
“FTC”	Section 5.03(b)
“Global A/R Financing Arrangements”	Section 6.05
“Guarantee”	Recitals
“Guarantor”	Recitals
“Holding Corp.”	Section 4.04(b)
“Inactive Employee”	Section 7.02(c)
“Indemnified Party”	Section 10.04(a)
“Indemnifying Party”	Section 10.04(a)
“Insurance Policies”	Section 3.23
“Lender”	Section 4.04(b)
“Licensed Purchaser Intellectual Property”	Section 5.17(a)
“Licensed Seller Intellectual Property”	Section 5.17(b)
“Material Contracts”	Section 3.19(a)
“MMIS A/R Financing Arrangements”	Section 6.05
“MMIS Intellectual Property”	Section 3.14(a)
“Non-Compete Threshold”	Section 5.08(b)(ii)
“Non-Transferable Asset”	Section 2.06
“Occurrence-Based Insurance Policies”	Section 6.06(b)
“Pending Government Bid”	Section 3.20(a)
“Performance Guarantees”	Section 3.28
“Post-Closing Matter”	Section 12.16(a)
“Post-Closing Representation”	Section 12.16(a)
“Pre-Closing Covenant”	Section 10.01(b)
“Pre-Closing Designated Persons”	Section 12.16(b)
“Pre-Closing Period”	Section 5.01
“Pre-Closing Privileges”	Section 12.16(b)
“Pre-Closing Restructuring”	Section 5.13
“Prior Company Counsel”	Section 12.16(a)
“Privileged Material”	Section 12.16(c)
“Purchaser Plans”	Section 7.04
“Purchase Price”	Section 2.04(c)
“Purchaser”	Preamble
“Purchaser Indemnified Parties”	Section 10.02(a)

Term	Section
“Purchaser Related Parties”	Section 11.03(b)
“Purchaser Waived Matters”	Section 10.06(a)
“Purchaser Waiving Parties”	Section 10.06(a)
“Reference Date”	Section 3.08
“Remedies Exceptions”	Section 3.01(b)
“Replacement Facility Commitment Letter”	Section 4.04(b)
“Required by Law”	Section 5.08(b)(i)
“Restricted Employee”	Section 5.08(b)(i)
“Sale Process NDA”	Section 5.02(b)
“Seller”	Preamble
“Seller Indemnified Parties”	Section 10.03(a)
“Seller Related Parties”	Section 10.01(a)
“Seller Tax Group Proceeding”	Section 8.01
“Seller Waived Matters”	Section 10.06(b)
“Seller Waiving Parties”	Section 10.06(b)
“Shared Leased Real Property”	Section 3.15(c)
“Shared Matter”	Section 10.04(e)
“Shared Real Property Lease Contracts”	Section 3.15(c)
“Specified Commingled Vendor Contract”	Section 6.03(a)
“Stranded Specified Commingled Vendor Contract”	Section 6.03(b)
“Surviving Covenants”	Section 10.01(b)
“Tail Period”	Section 5.05(b)
“Termination Fee”	Section 11.03(a)
“Third Party Claim”	Section 10.04(a)
“Top Customer”	Section 3.27
“Top Vendor”	Section 3.27(b)
“Transfer Taxes”	Section 8.03
“Transfer Time”	Section 7.02(a)
“Transferred Employees”	Section 7.02(a)
“Transferred Equity Interests”	Recitals
“TSA Employee End Date”	Section 7.02(f)
“TSA Employee Transfer”	Section 7.02(f)
“TSA Employees”	Section 7.02(f)
“Vendor”	Section 6.03(a)
“Waiving Party”	Section 10.06
“Wind-Down Date”	Section 6.04(b)

Section 1.03 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents, titles and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d) the word “or” shall be disjunctive but not exclusive;

(e) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, unless otherwise specified;

(f) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(g) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(h) the gender of all words used in this Agreement includes the masculine, feminine, and neuter;

(i) references to a Person are also to its successors (whether by way of merger, amalgamation, consolidation or other business combination) and permitted assigns;

(j) unless expressly provided otherwise, the measure of a period of one month or year for purposes of this Agreement shall be that date of the following month or year corresponding to the starting date; provided that if no corresponding date exists, the measure shall be that date of the following month or year corresponding to the next day following the starting date (for example, one month following February 18 is March 18, and one month following March 31 is May 1);

(k) references to dollars or $ shall, unless otherwise stated herein, be to the legal currency of the United States;

(l) whenever the words “day” or “days” are used in this Agreement, they are deemed to refer to calendar days unless expressly stated to be Business Days;

(m) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; and

(n) any Law defined or referred to in this Agreement or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws and the related regulations thereunder and published interpretations thereof, and references to any Contract or instrument are to that Contract or instrument as from time to time amended, modified or supplemented.

Article II

PURCHASE AND SALE

Section 2.01 Purchase and Sale.

(a) Equity Purchase. Upon the terms and subject to the conditions of this Agreement, and subject to Section 2.07, at the Closing, Seller will cause the sale, transfer, conveyance, assignment and delivery to Purchaser, and Purchaser will purchase, acquire and accept, the Transferred Equity Interests free and clear of all Liens other than Permitted Liens. For the avoidance of doubt, all assets and liabilities of the Transferred Entities at the Closing shall remain assets and liabilities of the Transferred Entities at the Closing and shall be transferred to and assumed by Purchaser at Closing in connection with Purchaser’s purchase of the Transferred Equity Interests.

(b) Transferred Assets. Upon the terms and subject to the conditions of this Agreement, and subject to Section 2.06 and Section 2.07, at the Closing, Seller will and will cause its Controlled Affiliates to, sell, convey, assign, and transfer to Purchaser, and Purchaser will purchase, acquire and accept, the Transferred Assets, in each case, free and clear of all Liens other than Permitted Liens. Notwithstanding anything to the contrary contained in this Section 2.01(b), (i) Seller shall not, and shall not cause any Controlled Affiliate to, sell, convey, assign, and transfer to Purchaser, and Purchaser shall not purchase, acquire or accept, and the Transferred Assets shall not include, any of the Remaining Seller Group’s right, title and interest in, to or under any assets not expressly included in the Transferred Assets and (ii) the Remaining Seller Group shall have the right to retain copies of the Transferred Records or other documents, materials and data relating to the conduct of the MMIS Business prior to the Closing Date or in connection with this Agreement or any Ancillary Agreement in accordance with a bona fide document retention policy of Seller, subject to their compliance with Section 5.08(d).

(c) Excluded Assets. Notwithstanding anything to the contrary herein, Purchaser is not purchasing pursuant to this Agreement or any of the transactions contemplated hereby any right, title or interest in any Excluded Asset.

(d) Transferred Liabilities. Upon the terms and subject to the conditions of this Agreement, and subject to Section 2.06 and Section 2.07, at the Closing, Purchaser shall assume the Transferred Liabilities and Purchaser shall be solely responsible for paying, performing and discharging, and Purchaser shall indemnify and hold harmless the Seller Indemnified Parties with respect to, all Transferred Liabilities.

(e) Excluded Liabilities. Notwithstanding anything to the contrary herein, neither Purchaser nor any of its Affiliates shall assume or be obligated to pay, perform or otherwise discharge, or otherwise have any Liability for, any Excluded Liability, and the Remaining Seller Group shall retain and solely be responsible for paying, performing and discharging, and Seller shall indemnify and hold harmless the Purchaser Indemnified Parties with respect to, all Excluded Liabilities.

Section 2.02 Closing. Subject to the terms and conditions of this Agreement, the closing (the “Closing”) shall take place remotely by means of facsimile, email or other electronic transmission on the second Business Day following the satisfaction or waiver of each of the conditions to the obligations of the parties hereto set forth in Section 9.01 and Section 9.02 (other than those conditions that by their nature are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions at the Closing), or at such other time or on such other date as Seller and Purchaser may mutually agree in writing (the date on which the Closing occurs, the “Closing Date”); provided, however, that if the Marketing Period has not begun or ended at the time of the satisfaction or waiver of the conditions applicable to both Seller and Purchaser under Article IX (other than those conditions that are to be satisfied at the Closing), the Closing shall occur on the date during the Marketing Period specified by Purchaser on no less than three Business Days’ notice to Seller or if no such date is specified, the second Business Day after the end of the Marketing Period (subject in each case to the satisfaction or waiver (by the party entitled to grant such waiver) of all the conditions applicable to both Seller and Purchaser under Article IX for the Closing as of the date determined pursuant to this proviso); provided, further, that the Closing shall not occur on any day other than the first Business Day of a calendar month without the prior written consent of Seller (and the parties agree that unless such consent is given by Seller, the Closing shall occur on the first Business Day of the calendar month directly following the calendar month in which the Closing would have otherwise occurred pursuant to this Section 2.02 but for this proviso). Notwithstanding the foregoing, nothing in this Section 2.02 shall extend or otherwise modify the Outside Date or the parties’ rights hereunder with respect thereto.

Section 2.03 Closing Deliveries.

(a) Except as provided in Section 2.06 and Section 2.07, at the Closing, Purchaser shall:

(i) pay or cause to be paid to Seller in cash by wire transfer of immediately available funds to the account designated by Seller an amount equal to the Closing Payment;

(ii) pay or cause to be paid to the intended beneficiaries thereof each of the Transaction Expenses as identified by Seller to Purchaser prior to the Closing;

(iii) duly executed instruments of transfer and assumption, in a form reasonably acceptable to Seller and Purchaser, that are sufficient for Purchaser to assume and undertake the obligations to pay, perform and discharge, as and when due, the Transferred Liabilities (it being understood that in connection any such additional instruments of transfer, Purchaser and its Controlled Affiliates shall not be required to make any additional representations or warranties, express or implied, not contained in this Agreement or incur any additional Liability beyond what Purchaser is otherwise liable for pursuant to the terms of this Agreement);

(iv) deliver to Seller the Transition Services Agreement, duly executed by Purchaser; and

(v) deliver a certificate executed by an officer of Purchaser, dated as of the Closing Date, stating that the conditions set forth in Section 9.01(a) have been satisfied.

(b) Except as provided in Section 2.06 and Section 2.07, at the Closing, Seller shall deliver or cause to be delivered to Purchaser:

(i) duly executed instruments of transfer, in a form reasonably acceptable to Seller and Purchaser, sufficient to vest in Purchaser all right, title and interest in the Transferred Equity Interests and the Transferred Assets (it being understood that in connection any such additional instruments of transfer, Seller and its Controlled Affiliates shall not be required to make any additional representations or warranties, express or implied, not contained in this Agreement or incur any additional Liability beyond what Seller is otherwise liable for pursuant to the terms of this Agreement);

(ii) the Transition Services Agreement, duly executed by Seller and any Controlled Affiliate party thereto;

(iii) one or more Government Customer Subcontract Agreements, duly executed by Seller or a Controlled Affiliate party, on the one hand, and DXC MS LLC, on the other hand, in accordance with Section 2.06(a)(iii);

(iv) a certificate executed by an officer of Seller, dated as of the Closing Date, stating that the conditions set forth in Section 9.02(a) that relate to the representations, warranties and covenants made by Seller have been satisfied; and

(v) evidence, reasonably satisfactory to Purchaser, of (A) the release of any and all Liens on any Transferred Asset, Transferred Liability, MMIS Entities (or any asset or liability thereof) and/or the MMIS Business arising under any Seller Indebtedness, and (B) the termination with respect to the Transferred Assets, Transferred Liabilities, the MMIS Entities (or any asset or liability thereof) the MMIS Business, with no further force or effect or obligations of any party thereto, monetary or otherwise, of the Global A/R Facility Arrangements.

Section 2.04 Adjustments.

(a) Pre-Closing Purchase Price Adjustment. Not later than three Business Days, and no more than five Business Days, prior to the Closing, Seller shall deliver to Purchaser a written statement (the “Estimated Closing Statement”) consisting of those calculations set forth on Exhibit A as of the Calculation Time prepared in accordance with Accounting Principles and Section 2.04(c) (the “Estimated Carve-out Statement”) and, based thereon, a good faith estimate of: (i) Net Working Capital as of the Calculation Time (the “Estimated Closing Net Working Capital”), together with a reasonably detailed explanation of the calculation thereof, and the resulting Estimated Closing Net Working Capital Adjustment Amount, (ii) MMIS Entity Cash as

of the Calculation Time (the “Estimated Closing Cash”), (iii) Indebtedness as of the Calculation Time, except that the Income Tax Liability Amount shall be calculated as of the end of the Closing Date (the “Estimated Closing Indebtedness”), (iv) the resulting Closing Payment, and (v) the amount of Unbilled DDI Receivables under each Unbilled DDI Contract as of the Calculation Time. Seller shall consider in good faith Purchaser’s reasonable comments to the Estimated Carve-out Statement, the Estimated Closing Statement and/or any of the components thereof or calculations therein; provided, however, that if Seller and Purchaser cannot agree on any such changes, then the calculations delivered by Seller shall be used for purposes of the Estimated Closing Statement and the calculation of the Closing Payment.

(b) Post-Closing Purchase Price Adjustment. As soon as reasonably practicable following the Closing Date, and in any event within 120 days thereafter, Purchaser shall deliver to Seller a written statement (the “Final Closing Statement”) consisting of those calculations set forth on Exhibit A as of the Calculation Time prepared in accordance with Accounting Principles and Section 2.04(c) (the “Closing Carve-out Statement”) and, based thereon, a calculation of: (i) Net Working Capital as of the Calculation Time (the “Closing Net Working Capital”), together with a reasonably detailed explanation of the calculation thereof, and the resulting Closing Net Working Capital Adjustment Amount, (ii) the MMIS Entity Cash as of the Calculation Time (the “Closing Cash”), (iii) Indebtedness as of the Calculation Time, except that the Income Tax Liability Amount shall be calculated as of the end of the Closing Date (the “Closing Indebtedness”) and (iv) the Adjustment Amount and, if applicable, any Excess Amount or Deficit Amount.

(c) Methodologies. The Base Purchase Price shall be subject to adjustment as set forth in this Section 2.04, and the Base Purchase Price as finally adjusted pursuant to this Section 2.04 shall be the “Purchase Price”. The Estimated Carve-out Statement and the Closing Carve-out Statement (including the calculations of Estimated Closing Cash, Closing Cash, Estimated Closing Indebtedness, Closing Indebtedness, Estimated Closing Net Working Capital and the Closing Net Working Capital, as applicable) shall be prepared in accordance with the Accounting Principles and, to the extent consistent therewith, GAAP.

(d) Access; Disputes. Upon delivery of the Final Closing Statement, (a) Purchaser will provide to Seller and its accountants and advisors reasonable access during normal business hours to the extent reasonably requested to the books and records of the MMIS Entities and the MMIS Business (including the Transferred Assets and Transferred Liabilities), to the extent reasonably related to its evaluation of the Closing Carve-out Statement and each of the components of the Adjustment Amount. If Seller disagrees with any amount set forth on the Final Closing Statement, the calculation of the Adjustment Amount or any element of the Closing Carve-out Statement relevant thereto, Seller shall notify Purchaser of such disagreement in writing within 45 days after its receipt of the Final Closing Statement, which notice shall set forth in reasonable detail the particulars of such disagreement. In the event that Seller does not provide such a notice of disagreement within such 45 day period, Seller shall be deemed to have accepted the Final Closing Statement delivered by Purchaser, which shall be final, binding and conclusive for all purposes hereunder. In the event any such notice of disagreement is timely provided within such 45 day period by Seller, (a) Purchaser and Seller shall negotiate in good faith for a period of 30 days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the amounts set forth on the Final Closing Statement, and

(b) Seller will provide to Purchaser and its accountants and advisors reasonable access during normal business hours to the extent reasonably requested to the books and records of Seller related to the MMIS Entities and the MMIS Business (including the Transferred Assets and Transferred Liabilities), to the extent reasonably related to its evaluation of such notice of disagreement and the further provisions of this Section 2.04(d). If, at the end of such period, Purchaser and Seller are unable to resolve such disagreements, then Purchaser and Seller shall refer the matter to the Independent Auditor, and the Independent Auditor shall resolve any remaining disagreements. Purchaser and Seller acknowledge and agree that the Independent Auditor shall function solely as an expert and not as an arbitrator. The Independent Auditor shall be instructed to determine as promptly as practicable, but in any event within 30 days after the date on which such dispute is referred to the Independent Auditor, based solely on written submissions provided by Purchaser and Seller to the Independent Auditor within 10 days following the date on which such dispute is referred to the Independent Auditor (which submission, with respect to Purchaser, shall be no more favorable to Purchaser with respect to any item submitted to the Independent Auditor than as set forth in the Final Closing Statement, and with respect to Seller, shall be no more favorable to Seller with respect to any item submitted to the Independent Auditor than as set forth in the Estimated Closing Statement), whether the Closing Carve-out Statement was prepared in accordance with the standards set forth in herein and any remaining disagreements submitted to the Independent Auditor. In resolving any such dispute, the Independent Auditor (i) may not assign a value to any item greater than the greatest value claimed for such item by either Purchaser or Seller or less than the smallest value claimed for such item by either Purchaser or Seller, in each case, with respect to Purchaser, as set forth in the Final Closing Statement or as set forth in Purchaser’s submission to the Independent Auditor, and with respect to Seller, as set forth in the Estimated Closing Statement or as set forth in Seller’s submission to the Independent Auditor, (ii) shall base its determination solely on written materials submitted by Purchaser and Seller (and not on any independent review) and (iii) shall deliver to Purchaser and Seller a report setting forth its calculation thereof and the resulting Final Closing Statement and Adjustment Amount taking into account such resolution. The fees and expenses of the Independent Auditor shall be allocated between Purchaser and Seller based upon the percentage of such fees and expenses equal to the dollar value of the disputed amounts determined in favor of the other party by the Independent Auditor divided by the aggregate dollar value of all disputed items submitted to the Independent Auditor. For example, if Seller challenges the Final Closing Statement in the net amount of $1,000,000 (and all such amount is submitted to the Independent Auditor for resolution), and the Independent Auditor determines that Purchaser has a valid claim for $400,000 of the $1,000,000, Purchaser shall bear 60% of the fees and expenses of the Independent Auditor and Seller shall bear the remaining 40% of the fees and expenses. The determination of the Independent Auditor shall be final, conclusive and binding on the parties. The date on which the Final Closing Statement (including the Adjustment Amount and the components thereof) is finally determined in accordance with this Section 2.04(d) is referred as to the “Determination Date.”

(e) Adjustments to Closing Payments.

(i) If the Adjustment Amount (as finally determined in accordance with Section 2.04(d)) is a positive number (such positive amount, the “Excess Amount”) then, promptly following the Determination Date, and in any event within three Business Days of the Determination Date, Purchaser shall pay to Seller by wire transfer of immediately available funds to the account designated by Seller an amount in cash equal to the Excess Amount.

(ii) If the Adjustment Amount (as finally determined in accordance with Section 2.04(d)) is a negative number (such negative amount, the “Deficit Amount”), then, promptly following the Determination Date, and in any event within three Business Days of the Determination Date, Seller shall pay to Purchaser by wire transfer of immediately available funds to the account designated by Purchaser an amount in cash equal to the Deficit Amount.

Section 2.05 Withholding. Each of the MMIS Entities, Seller and Purchaser shall each be entitled to deduct and withhold from the consideration and other amounts payable or deliverable pursuant to this Agreement such amounts as the MMIS Entities, Seller or Purchaser, as applicable, is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law, and the MMIS Entities, Seller or Purchaser, as applicable, shall timely remit such amounts to the appropriate Governmental Authority. Purchaser shall provide to Seller advance written notice of the intention to make any deduction or withholding at least fifteen days (or if the facts and circumstances necessitating such deduction or withholding could not reasonably be known by Purchaser prior to such date, as soon as reasonably practicable) prior to the Closing Date, which notice shall include the authority, basis, and method of calculation for the proposed deduction or withholding; Purchaser will cooperate, at Seller’s expense, with any reasonable request from Seller to obtain reduction of or relief from such deduction or withholding; and if Seller delivers the certificates contemplated by Section 5.10, then no amount shall be deducted or withheld from the Closing Payment or Adjustment Amount in respect of Section 1445 of the Code or the Treasury Regulations thereunder. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority by the MMIS Entities, Seller or Purchaser, as applicable, such amounts shall be treated for all purposes of this Agreement as having been paid to the party in respect of which such deduction and withholding was made by the MMIS Entities, Seller or Purchaser, as applicable.

Section 2.06 Consents to Certain Assignments.

(a) Notwithstanding anything to the contrary herein, this Agreement shall not constitute an agreement to sell, transfer, assign or deliver, directly or indirectly, any Dedicated MMIS Contract or any other Permit or other Contract included in the Transferred Assets (a “Non-Transferable Asset”), or any benefit arising thereunder, if an attempted direct or indirect sale, transfer, assignment or delivery thereof, is prohibited by applicable Law or, without the Consent of a third party (including a Governmental Authority), would constitute a breach, default or violation of the terms of such Non-Transferable Asset. In such a case, subject to the satisfaction or waiver of the conditions set forth in Section 9.01 and Section 9.02, the Closing shall nonetheless take place on the terms set forth herein and, with respect to each such Non-Transferable Asset, from the Closing until the earlier of (x) obtaining the required Consent or clearance under applicable Law and (y) the expiration of such Non-Transferable Asset in accordance with its terms (without any extensions or renewals thereof):

(i) each of Purchaser and its Affiliates, on the one hand, and the Remaining Seller Group, on the other hand, shall provide or cause to be provided to the other parties all commercially reasonable assistance as is reasonably requested in connection with obtaining the required Consent or clearance under applicable Law with respect to such Non-Transferable Asset; provided that none of the Remaining Seller Group shall be required to take any Extraordinary Actions in connection therewith; and provided, further, that the Remaining Seller Group shall not agree to any material modification of any term of or condition in any Non-Transferable Asset or commit on behalf of Purchaser or its Affiliates or the MMIS Business to any material post-Closing obligation, in each case, in order to obtain any such Consent, except with the prior written consent of Purchaser;

(ii) solely to the extent not prohibited by the terms of the applicable Non-Transferable Asset or applicable Law, the Remaining Seller Group shall operate such Non-Transferable Asset in the Ordinary Course of Business on Purchaser’s behalf and at Purchaser’s lawful and reasonable direction and use reasonable best efforts to enter and cooperate in any lawful and commercially reasonable pass-through arrangement (a “Back-to-Back Arrangement”) proposed by Purchaser under which (A) Purchaser shall obtain (without infringing upon the legal rights of any third party or Governmental Authority or violating any applicable Law) for no additional consideration the same economic rights and benefits, and shall assume and bear the same economic burden, of such Non-Transferable Asset as if such Non-Transferable Asset had been assigned to Purchaser as of Closing (it being the intent of such actions to put the parties in the same net economic position (on a cash basis) as if such Non-Transferrable Assets were transferred to Purchaser at the Closing), (B) the Remaining Seller Group shall cooperate with Purchaser and its Affiliates, at Purchaser’s expense, to enforce any rights available against any other party to such Non-Transferable Asset, and (C) the Remaining Seller Group shall hold in trust for and pay to Purchaser promptly upon receipt thereof, any income, proceeds and other monies received by the Remaining Seller Group to the extent related to any Non-Transferable Asset in connection with the Back-to-Back Arrangement under this Section 2.06(a)(ii);

(iii) to the extent Seller or one of its Controlled Affiliates retains a Dedicated MMIS Customer Contract or a Dedicated MMIS Bid at Closing because it is a Non-Transferable Asset, Seller shall, and shall cause its Controlled Affiliates to, execute and deliver to Purchaser at Closing a Government Customer Subcontract Agreement to establish the Back-to-Back Arrangements regarding each such Dedicated MMIS Customer Contract and Dedicated MMIS Bid. Notwithstanding anything to the contrary contained herein, the terms and conditions set forth in each Government Customer Subcontract Agreement (not Section 2.06(a)(ii)) shall apply with respect to the Back-to-Back Arrangements regarding each Non-Transferable Asset that is a Dedicated MMIS Customer Contract or Dedicated MMIS Bid that cannot be transferred or assigned to Purchaser or one of its Controlled Affiliates at Closing; and

(iv) to the extent Seller retains a Dedicated MMIS Customer Contract at Closing because it is a Non-Transferable Asset and continued performance under such Dedicated MMIS Customer Contract requires certain other Transferred Employees and/or Transferred Assets, Seller and Purchaser shall cooperate reasonably to determine whether such Transferred Employees and/or such Transferred Assets should remain with Seller (in which case Seller shall provide a Back-to-Back Arrangement to Purchaser in respect of such Transferred Employees and/or Transferred Assets as provided in Section 2.07(b)(ii), applied mutatis mutandis) or transfer to Purchaser (in which case Purchaser shall provide a Back-to-Back Arrangement to Seller in respect of such Transferred Employees and/or Transferred Assets as provided in Section 2.07(b)(ii), applied mutatis mutandis), in cash case, until such Dedicated MMIS Customer Contract transfers to Purchaser pursuant to Section 2.06(b).

(b) Once Consent for the transfer or assignment of a Non-Transferable Asset is obtained or clearance under applicable Law is received, Seller shall promptly transfer and assign or cause the transfer and assignment of such Non-Transferable Asset (including all rights, obligations and other Liabilities thereunder) to Purchaser without payment of any further consideration and Purchaser, without the payment of any further consideration, shall assume such Non-Transferable Asset (including all rights, obligations and other Liabilities thereunder).

Section 2.07 Deferred Closing.

(a) Notwithstanding anything to the contrary herein (including in this Article II and Article VII), the conveyance, assignment, employment, transfer, delivery and acceptance, as applicable, of (i) the Transferred Assets (the “Deferred Assets”) located in the jurisdictions listed on Section 2.07(a) of the Disclosure Schedule (the “Deferred Closing Jurisdictions”), and the assumption of the Transferred Liabilities (the “Deferred Liabilities”) to the extent relating to the MMIS Business conducted in the Deferred Closing Jurisdictions or to the extent relating to such Deferred Assets, (ii) the Transferred Employees located in the deferred Closing Jurisdictions (the “Deferred Employees”) and (iii) the Transferred Equity Interests (the “Deferred Transferred Equity Interests”) in respect of a Transferred Entity incorporated or organized under the Laws of a Deferred Closing Country (any such Transferred Entity, a “Deferred Subsidiary”), in each case of the foregoing clauses (i), (ii) and (iii), shall not occur until the conditions described on Section 2.07(a) of the Disclosure Schedule with respect to any such Deferred Closing Country (and any Deferred Asset, Deferred Liability, Deferred Employee, Deferred Transferred Equity Interests or Deferred Subsidiary, as applicable) are satisfied (the “Deferred Closing Conditions”), which may, but shall not be required to, occur on the Closing Date.

(b) With respect to each Deferred Closing Country, from the Closing until such time as Deferred Closing occurs:

(i) until the Deferred Closing Conditions are satisfied, each of Purchaser and its Affiliates, on the one hand, and the Remaining Seller Group, on the other hand, shall provide or cause to be provided to the other parties all commercially reasonable assistance as is reasonably requested in connection with satisfying the applicable Deferred Closing Conditions; provided that none of the Remaining Seller Group shall be required to take any Extraordinary Actions in connection therewith;

(ii) solely to the extent not prohibited by the terms of applicable Law, the Remaining Seller Group shall operate such Deferred Assets and the business of the Deferred Subsidiaries in the Ordinary Course of Business on Purchaser’s behalf and at Purchaser’s lawful and reasonable direction and use reasonable best efforts to cooperate in any lawful and commercially reasonable Back-to-Back Arrangement proposed by Purchaser under which Purchaser shall obtain (without infringing upon the legal rights of any third party or Governmental Authority or violating any Law) for no additional consideration the benefits and assume the obligations associated with owning and operating the Deferred Assets and the business of each Deferred Subsidiary or employing the Deferred Employees for the period between the Closing and the Deferred Closing with respect to such Deferred Assets, Deferred Subsidiary or employing the Deferred Employees (it being the intent of such actions to put the parties in the same net economic position (on a cash basis) as if such Deferred Assets, Deferred Subsidiaries or Deferred Employees were transferred to, and such Deferred Liabilities were assumed by, Purchaser at the Closing); provided that to the extent that the Transition Services Agreement contemplates the terms of any Back-to-Back Arrangement with respect to any Deferred Asset, Deferred Liability, Deferred Employee, Deferred Transferred Equity Interests or Deferred Subsidiary, the terms set forth in the Transition Services Agreement shall govern with respect to any such Back-to-Back Arrangement.

(c) The conveyance, assignment, transfer, delivery and acceptance of the Deferred Assets and the Deferred Transferred Equity Interests, the assumption of the Deferred Liabilities, and the employment of the Deferred Employees with respect to a Deferred Closing Country shall if reasonably practicable take place at the Closing or otherwise as promptly as reasonably practicable thereafter when such Deferred Closing Conditions are satisfied (each such closing, a “Deferred Closing”) to be held at such place as Seller and Purchaser may agree in writing (each day on which a Deferred Closing takes place, being a “Deferred Closing Date”). At each Deferred Closing, Seller and Purchaser shall, and shall cause their respective Controlled Affiliates to, execute and deliver such documents and instruments, as may be reasonably necessary to transfer the Deferred Assets or the Deferred Transferred Equity Interests, assumption of the Deferred Liabilities or employment of the Deferred Employees.

Article III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as disclosed in the Disclosure Schedule or in any Public Filings, Seller hereby represents and warrants to Purchaser the following:

Section 3.01 Organization, Authority and Qualification.

(a) Each of Seller and the MMIS Entities are duly organized, validly existing and in good standing under the laws of its state of incorporation and has all necessary power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted.

(b) Seller has all necessary authority and legal capacity to enter into this Agreement and each Ancillary Agreements to which it is or will be a party, to carry out its obligations hereunder and thereunder and to consummate the Transaction. This Agreement has been and each Ancillary Agreement to which it is or will be a party, is or will be duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by Purchaser) this Agreement and each Ancillary Agreement to which it is or will be a party constitutes or will constitute legal, valid and binding obligations of Seller, in each case, enforceable against Seller in accordance with its terms, except as enforcement hereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting the enforcement of creditors’ rights generally and legal principles of general applicability governing the availability of equitable remedies (whether considered in a proceeding in equity or at law or otherwise under applicable Law) (collectively, the “Remedies Exceptions”).

Section 3.02 No Conflict. Assuming that all applicable requirements of the HSR Act and any other Antitrust Laws set forth on Schedule 9.01(b) have been satisfied and all consents, approvals, authorizations and other actions described in Section 3.03 of the Disclosure Schedule have been obtained and all filings and notifications described therein made, and except as may result from any facts or circumstances relating solely to Purchaser, the execution, delivery and performance of this Agreement and each Ancillary Agreement to which it is or will be a party by Seller does not and will not (a) violate or conflict with the Governing Documents of Seller, the Remaining Seller Group or the MMIS Entities, (b) conflict with or violate any Law or Governmental Order applicable to Seller, the Remaining Seller Group or the MMIS Entities, (c) give rise to any material Lien (other than any Permitted Lien) on the Transferred Assets, Transferred Liabilities or any the MMIS Entities or their respective assets and liabilities or (d) conflict with, result in any breach of, constitute a default (or event which with or without the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration, vesting, amendment or cancellation of, any Material Contract or Active Government Contract, except in the case of clauses (b) through (d), as would not (i) materially and adversely affect the ability of Seller to consummate the Transaction, or (ii) reasonably be expected to materially adversely affect the operation of the MMIS Business (taken as a whole).

Section 3.03 Government Consents and Approvals. The execution, delivery and performance of this Agreement and the Ancillary Agreements by Seller and the consummation of the Transaction, does not and will not require any Government Consent, except (a) where failure to obtain such Government Consent would not prevent or materially delay the consummation of the Transaction by Seller and would not reasonably be expected to materially adversely affect the operation of the MMIS Business (taken as a whole) or (b) the applicable requirements of the HSR Act and any other Antitrust Laws set forth on Schedule 9.01(b).

Section 3.04 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of Seller or its Affiliates that may become payable by the MMIS Entities or Purchaser following the Closing.

Section 3.05 Litigation. There is no Action by or against Seller pending or, to the Knowledge of the MMIS Business, threatened before any Governmental Authority that would reasonably be expected to (a) result in injunctive or declaratory relief against, or be, individually or in the aggregate, material to the operation of, the MMIS Business (taken as a whole), (b) prevent or materially delay the consummation of the Transaction by Seller or (c) materially adversely affect the operation of the MMIS Business (taken as a whole). No MMIS Entity (or property, asset, Liability or right thereof) or other member of the Remaining Seller Group (in respect of the MMIS Business) is subject to any Governmental Order other than as would not (i) materially adversely affect the ability of Seller to consummate the Transaction or (ii) reasonably be expected to materially adversely affect the operation of the MMIS Business (taken as a whole).

Section 3.06 Capitalization.

(a) Seller owns, directly or indirectly, beneficially and of record, the Transferred Equity Interests, free and clear of all Liens other than restrictions under applicable securities Laws.

(b) Section 3.06 of the Disclosure Schedule sets forth a list of the MMIS Entities, and with respect to each MMIS Entity, (i) its name and jurisdiction of organization, (ii) its form of organization and (iii) the issued and outstanding equity interests thereof, including the number or amount thereof and the record holder thereof as of the date hereof. All of the equity interests of the MMIS Entities are validly issued, fully paid and nonassessable, and have been issued in compliance with all applicable Laws and not in violation of preemptive or similar rights of any other Person. The MMIS Entities do not own, beneficially or of record, directly or indirectly, any Subsidiary or any capital stock or other voting securities of, or other ownership interests in, any Person other than as set forth on Section 3.06 of the Disclosure Schedule.

(c) Other than as contemplated by this Agreement, there are no outstanding rights of first refusal or offer, preemptive rights, options, warrants, call rights, redemption rights, phantom interests, profits interests, restricted units, other compensatory equity or equity-linked rights, convertible securities, subscription rights, exchange rights, conversion rights, voting rights, other rights or other agreements, in each case, either directly or indirectly, relating to any securities or other interest of or in the MMIS Entities or that relate to the purchase or acquisition from an MMIS Entity of any securities or any other interest in an MMIS Entity or any securities or instruments convertible into or exchangeable for securities or any other interests in an MMIS Entity (collectively, “Equity Purchase Rights”).

(d) There are no outstanding bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the holders of securities of the MMIS Entities may vote. There is no agreement or understanding between or among any Persons that affects or relates to the voting or giving of written consents with respect to any securities of an MMIS Entity.

(e) Each of the Governing Documents of the MMIS Entities are in full force and effect, and the MMIS Entities are not in default under or in violation of any provision of its Governing Documents.

Section 3.07 Qualification. Each of Seller (solely in respect of the MMIS Business or the Transaction) and each MMIS Entity is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not (a) adversely affect the ability of Seller to consummate the Transaction or (b) reasonably be expected to materially adversely affect the operation of the MMIS Business (taken as a whole).

Section 3.08 Financial Information. Section 3.08 of the Disclosure Schedule includes unaudited profit and loss statements for the 12 months ended March 31, 2018 and March 31, 2019 and the six months ended September 30, 2019, and the selected assets and liabilities as of September 30, 2019 (the “Reference Date”) (the “Financial Statements”). The Financial Statements (and, at the time of delivery, the Required Information) (a) have been prepared from, and are consistent with, the books and records of the Seller Group, (b) have been prepared in accordance with GAAP applied on a consistent basis throughout the accounting periods covered thereby and (c) present fairly, individually and in the aggregate, in all material respects the financial condition, results of operations, assets and liabilities of the MMIS Business and for the period covered thereby except for the absence of footnotes and other presentation items and for normal year-end adjustments that are not material in nature or amount. Purchaser acknowledges that the MMIS Business has not been conducted on a standalone basis and no representations are made that the estimated standalone costs included in the Financial Statements are an accurate reflection of the overhead costs that Purchaser would incur to operate the MMIS Business. Other than the Global A/R Financing Arrangements, there are no material off-balance sheet transactions, arrangements, obligations, relationships attributable to the MMIS Entities or the MMIS Business.

Section 3.09 Absence of Undisclosed Material Liabilities. There are no Liabilities of the MMIS Entities or the MMIS Business whether or not of a nature required to be reflected on a balance sheet prepared in accordance with GAAP, other than Liabilities (a) reflected or reserved against on the Financial Statements or the notes thereto, (b) incurred since the Reference Date in the Ordinary Course of Business (except to the extent such Liabilities or obligations arise from breaches of any Material Contract or Active Government Contract or the failure to comply with applicable Law), (c) expressly incurred in connection with the Transaction, or (d) that would not reasonably be expected to materially adversely affect the operation of the MMIS Business (taken as a whole).

Section 3.10 Absence of Certain Changes or Events.

(a) Since the March 31, 2019, there has not been a Material Adverse Effect.

(b) Since the Reference Date, except for the Transaction, the MMIS Business has been conducted in all material respects in the Ordinary Course of Business, and Seller has not taken any action which if taken after the date of this Agreement would require Purchaser consent pursuant to clauses Section 5.01(a) through Section 5.01(e) and Section 5.01(m) through Section 5.01(o) of Section 5.01.

Section 3.11 Compliance with Laws.

(a) (i) The MMIS Business is being conducted in compliance, in all material respects, with all applicable Laws, including Laws governing the provision by the MMIS Business of implementation and other outsourcing services for states’ and territories’ Women, Infants & Children programs, Immunization Registry programs and Integrated Eligibility & Enrollment programs, (ii) no member of the Seller Group (in respect of the MMIS Business) has received or entered into, and there is no basis for, any citations, complaints, consent orders, or other similar Governmental Orders, or received any written, or to the Knowledge of the MMIS Business, oral, notice or other communication from any Governmental Authority that indicates any material non-compliance with, or material liability under, any Laws, and (iii) no member of the Seller Group (in respect of the MMIS Business) has conducted any investigation in connection with which outside legal counsel was, or would reasonably be expected to be, retained for the purposed of conducting or assisting with such investigation with respect to any actual, potential or alleged violation of any Laws.

(b) Since January 1, 2017, no member of the Seller Group (in respect of the MMIS Business) has been party to, or subject to any obligations under, any corporate integrity agreement, deferred prosecution agreement, monitoring agreement, consent decree, settlement agreement or similar agreement or order imposed by a Governmental Authority, nor to the Knowledge of the MMIS Business, has a Governmental Authority threatened to impose such an agreement or order on a member of the Seller Group (in respect of the MMIS Business).

Section 3.12 Protection of Personal Information.

(a) Since January 1, 2017, the MMIS Entities and the Seller Group (in respect of the MMIS Business) have complied in all material respects with the Privacy and Data Security Laws and Requirements. To the Knowledge of the MMIS Business, neither the execution, delivery or performance of this Agreement nor the consummation of the Transaction will result in any violation of the Privacy and Data Security Laws and Requirements.

(b) Since January 1, 2017, the MMIS Entities and the Seller Group (in respect of the MMIS Business) have used commercially reasonable measures consistent with all applicable Laws and prevailing industry practices to protect the availability, integrity, security and confidentiality of (i) all Personal Information and other Business Data maintained by the MMIS Entities or any other member of the Seller Group (in respect of the MMIS Business) and (ii) the IT Systems. Without limiting the generality of the foregoing, the MMIS Entities and the Seller Group (in respect of the MMIS Business) have implemented a comprehensive written information security program designed to: (A) identify internal and external risks to the security of the Personal Information and IT Systems; and (B) implement, monitor and improve adequate and effective safeguards to control those risks. The MMIS Entities and the Seller Group (in respect of the MMIS Business) have not experienced (and, to the Knowledge of the MMIS Entities and the Seller Group, no third parties acting on their behalf experienced) any actual or alleged Security Incident, including any breach of unsecured Protected Health Information that is material to the MMIS Business. Since January 1, 2017, the MMIS Entities, the Seller Group, and third parties acting on their behalf (in each case, in respect of the MMIS Business) have not notified, or been required to notify, under any Privacy and Data Security Laws and

Requirements, any Person for which notice is required of any Security Incident affecting the Personal Information of 50 or more individuals. Since January 1, 2020, the MMIS Entities, the Seller Group, and third parties acting on their behalf (in each case, in respect of the MMIS Business) have not notified, or been required to notify, under any Privacy and Data Security Laws and Requirements, any Person of any Security Incident. The MMIS Entities and the Seller Group (in respect of the MMIS Business) do not have any existing critical or high-level data security, information security or other technological vulnerabilities that could adversely impact the operation of IT Systems or cause a Security Incident.

(c) The MMIS Entities and Seller Group (in respect of the MMIS Business) have obligated all third party service providers, outsourcers, and (sub)processors of Personal Information acting on their behalf and all third parties managing their IT Systems acting on their behalf to appropriate contractual terms relating to the Processing of Personal Information (as applicable) and information security. Without limiting the generality of the foregoing, the MMIS Entities and Seller Group (in respect of the MMIS Business) have entered into business associate agreements with vendors and customers in all situations where required by 45 C.F.R. §§ 164.502(e) and 164.504(e).

(d) Since January 1, 2017, the MMIS Business has not been and is not under investigation by any Governmental Authority (including the HHS Office for Civil Rights) or received any oral, written or other claim, complaint, inquiry or notice from any third party or any Governmental Authority related to whether the MMIS Business’s Processing of Personal Information (i) is in violation of any applicable Laws or privacy and information security policies, or (ii) otherwise constitutes an unfair, deceptive or misleading trade practice. To the Knowledge of the MMIS Business, there are no facts or circumstances that are likely to form the basis for any such claims, investigations or allegations.

Section 3.13 Permits. Except with respect to licenses, approvals, consents, registrations and permits required under applicable Environmental Laws (as to which certain representations and warranties are made pursuant to Section 3.21), the MMIS Entities or the Seller Group has all Permits required for the conduct of the MMIS Business. To the Knowledge of the MMIS Business, all of the Permits held by or issued to the Seller Group in respect of the MMIS Business are in full force and effect, and the Seller Group is, and since January 1, 2017 has been, in compliance, in all material respects, with each such Permit held by or issued to it in respect of the MMIS Business.

Section 3.14 Intellectual Property.

(a) Section 3.14(a) of the Disclosure Schedule sets forth a true and complete list of all unexpired patents and patent applications, all unexpired registered trademarks and trademark applications, all unexpired registered copyrights and copyright applications, and all domain name registrations owned by the Seller Group and used or held for use primarily in the conduct of the MMIS Business, as currently conducted, or owned by any MMIS Entity, indicating for each the owner and, with respect to domain names, the registrar and expiry date. Each of the items set forth or required to be set forth in Section 3.14(a) of the Disclosure Schedule is (i) exclusively owned by the Seller Group free and clear of all Liens other than pursuant to the MMIS IP Agreements or Permitted Liens, and (ii) subsisting and, to the

Knowledge of the MMIS Business, valid and enforceable. The Seller Group exclusively owns all right, title and interest in and to, free and clear of all Liens other than pursuant to the MMIS IP Agreements or Permitted Liens, or has a valid and enforceable license or other valid and enforceable right to use, all Intellectual Property used or held for use in the conduct of the MMIS Business as currently conducted. To the Knowledge of the MMIS Business, no Person is engaging in any activity that infringes, dilutes or misappropriates, or otherwise violates, any Intellectual Property owned by the Seller Group and used or held for use primarily in the conduct of the MMIS Business, including any Intellectual Property owned by the MMIS Entities and any Transferred Intellectual Property (“MMIS Intellectual Property”). To the Knowledge of the MMIS Business, the conduct of the MMIS Business as currently conducted does not infringe, dilute or misappropriate, or otherwise violate, and has not, for the past four years, infringed, diluted or misappropriated, or otherwise violated, the Intellectual Property of any Person. Since January 1, 2017, no claim has been asserted or alleged in writing (including through any demand or offer to license any Intellectual Property) or, to the Knowledge of the MMIS Business, threatened, to the Seller Group that the conduct of the MMIS Business infringes, dilutes or misappropriates, or otherwise violates, the Intellectual Property of any Person, and there are no Actions pending asserting or alleging any of the foregoing. Since January 1, 2017, the Seller Group has not sent any written claim asserting or threatening to assert any Action against any Person relating to any MMIS Intellectual Property. No claim has been asserted or alleged in writing or, to the Knowledge of the MMIS Business, threatened, to the Seller Group contesting the validity, enforceability, ownership or use of any MMIS Intellectual Property.

(b) Except pursuant to the escrow agreements set forth in Section 3.14(b) of the Disclosure Schedule (the “Escrow Agreements”), Seller Group has not deposited any propriety source code constituting MMIS Intellectual Property and used in the commercial products and services of the MMIS Business with, or delivered or licensed any such proprietary source code to, any escrow agent. No event has occurred and no circumstance or condition exists that (with or without notice or the lapse of time, or both) will result in the delivery of any proprietary source code constituting MMIS Intellectual Property and used in the commercial products and services of the MMIS Business to any third party pursuant to an Escrow Agreement.

(c) The MMIS Business has taken commercially reasonable steps to (i) protect the confidentiality of any trade secrets included in the MMIS Intellectual Property of the MMIS Entities or the Transferred Intellectual Property that are material to the MMIS Business, and (ii) preserve and protect any rights in the MMIS Intellectual Property of the MMIS Entities or the Transferred Intellectual Property that are material to the MMIS Business developed at private expense that was delivered, deliverable, or otherwise provided directly or indirectly to a Governmental Authority in connection with a Government Contract or Government Bid.

(d) The MMIS Business has taken commercially reasonable steps to protect MMIS IT System and has put in place commercially reasonable disaster recovery plans, procedures and facilities for the MMIS IT Systems. To the Knowledge of the MMIS Business, there have been no Security Incidents involving the MMIS IT Systems since January 1, 2017 that would require the MMIS Business to notify customers or employees of such breach or intrusion.

(e) None of the proprietary Software owned by the MMIS Entities or included in the Transferred Intellectual Property and distributed or otherwise conveyed to end users or customers uses, incorporates or contains links to open source software that is subject to an Open Source License, or that otherwise requires that the source code for such proprietary Software be delivered, disclosed, licensed or otherwise made available to any third party, other than as set forth in an Escrow Agreement. The Seller Group is in compliance in all material respects with the terms of all Contracts applicable to any open source software used in or incorporated into or linked to, or distributed to end users and customers with, any commercial product of the MMIS Business.

(f) All present and former employees, consultants and independent contractors of the Seller Group that have been involved in the development of any material MMIS Intellectual Property have entered into written agreements under which such Persons (i) agree to protect the confidential information of the Seller Group and (ii) assign to the Seller Group all right, title and interest in and to all such Intellectual Property created by such Person in the course of his employment or other engagement by the Seller Group, except to the extent prohibited by Law or where all right, title and interest in and to such Intellectual Property automatically vested in the Seller Group by operation of applicable Law. Except as set forth on Section 3.14(f) of the Disclosure Schedule, no university, private research institute or other similar organization has sponsored, been involved with or otherwise participated in any development of any Intellectual Property included in the Transferred Intellectual Property or Intellectual Property owned by the MMIS Entities.

(g) Except as set forth in Section 3.14(g) of the Disclosure Schedule, the Intellectual Property owned by the MMIS Entities, the Transferred Intellectual Property, the licenses and services provided under the Dedicated MMIS Contracts and the licenses and services to be provided through the Ancillary Agreements, including the Transition Services Agreement (subject to obtaining any necessary consents thereunder) constitute all Intellectual Property used or held for use in the conduct of the MMIS Business as it is currently conducted.

Section 3.15 Real Property.

(a) Except as set forth on Section 3.15(a) of the Disclosure Schedule, the MMIS Entities do not own any real property and the Remaining Seller Group does not own any real property that is used in connection with the MMIS Business.

(b) Section 3.15(b) of the Disclosure Schedule lists, as of the date of this Agreement, all MMIS Leased Real Property. The Seller Group has provided Purchaser with all of the material Dedicated MMIS Lease Contracts, together with all material amendments, modifications and supplements thereto and assignments and subleases thereof. The applicable MMIS Entities have a valid and enforceable leasehold interest in all of the material MMIS Leased Real Property, free and clear of all Liens except Permitted Liens. The MMIS Entities have performed in all material respects all obligations imposed on it pursuant to the Dedicated MMIS Lease Contracts, and neither the MMIS Entities nor, to the Knowledge of the MMIS Business, any other party thereto is in material default thereunder, and no written or, to the Knowledge of the MMIS Business, oral notice of a breach has been received by it except, in each case, as would not reasonably be expected to materially adversely affect the operation of the

MMIS Business (taken as a whole). No member of the Seller Group has received any written notice from any Governmental Authority that (A) the MMIS Leased Real Property is in any violation of any Law, (B) any special assessment or similar Tax will be imposed on any of the MMIS Leased Real Property, (C) any condemnation proceeding is pending or threatened with respect to the MMIS Leased Real Property or (D) any zoning or building code, ordinance, order or regulation is or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any MMIS Leased Real Property in the Ordinary Course of Business except, in the case of the foregoing clauses (A) through (D), as would not reasonably be expected to materially adversely affect the operation of the MMIS Business (taken as a whole). To the Knowledge of the MMIS Business, the MMIS Leased Real Property is, together with the Shared Leased Real Property, in all material respects, in good repair and condition and is sufficient for the MMIS Business’s normal business activities conducted thereon.

(c) Section 3.15(c) of the Disclosure Schedule lists, as of the date of this Agreement, all real property that is leased by a member of the Remaining Seller Group that is used by the MMIS Business (the “Shared Leased Real Property”). The Seller Group has provided Purchaser with all of the material leases and subleases for the Shared Leased Real Property, together with all material amendments, modifications and supplements thereto and assignments and subleases thereof (each, a “Shared Real Property Lease Contract,” and collectively, the “Shared Real Property Lease Contracts”). The applicable Remaining Seller Group members have a valid and enforceable leasehold interest in all of the material Shared Leased Real Property, free and clear of all Liens except Permitted Liens. The Remaining Seller Group has performed in all material respects all obligations imposed on it pursuant to the Shared Real Property Lease Contracts, and neither the Seller Group nor, to the Knowledge of the MMIS Business, any other party thereto is in material default thereunder, and no written or, to the Knowledge of the MMIS Business, oral notice of a breach has been received by it except, in each case, as would not reasonably be expected to materially adversely affect the operation of the MMIS Business (taken as a whole). No member of the Seller Group has received any written notice from any Governmental Authority that (i) the Shared Leased Real Property is in any violation of any Law, (ii) any special assessment or similar Tax will be imposed on any of the Shared Leased Real Property, (iii) any condemnation proceeding is pending or threatened with respect to the Shared Leased Real Property or (iv) any zoning or building code, ordinance, order or regulation is or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any Shared Leased Real Property in the Ordinary Course of Business except, in the case of the foregoing clauses (i) through (iv), as would not reasonably be expected to materially adversely affect the operation of the MMIS Business (taken as a whole).

Section 3.16 Employee Benefit Matters.

(a) Section 3.16(a) of the Disclosure Schedule lists, as of the date hereof, each material MMIS Plan and material Seller MMIS Plan (for the avoidance of any doubt, excluding any offer of employment (in the form of a letter or otherwise) that is terminable without notice and without severance or other liabilities, other than accrued/vested liabilities or obligations) and indicates those Seller MMIS Plans that will be Assumed Benefit Plans. With respect to each material MMIS Plan and material Seller MMIS Plan, Seller has made available to Purchaser or will make available to Purchaser within 30 days following the date of this Agreement (i) a true and complete copy of each such Benefit Plan, (ii) the most recent summary plan description,

(iii) any trust documents or funding arrangements relating thereto (including group insurance contracts), (iv) the most recent annual reports with accompanying schedules and attachments, filed with the IRS or other equivalent Governmental Authority for jurisdictions outside the United States and (v) the most recent opinion or determination letter from the IRS or other equivalent Governmental Authority for jurisdictions outside the United States.

(b) With respect to each MMIS Plan and Seller MMIS Plan, the Seller Group and its Controlled Affiliates have complied, and are now in compliance, in all material respects, with all provisions of ERISA, the Code and all Laws applicable to such Benefit Plans, and each MMIS Plan and Seller MMIS Plan has been operated, in all material respects, in accordance with its terms. Other than routine claims for benefits, there is no material claim or lawsuit pending or, to the Knowledge of the MMIS Business, threatened, against or arising out of an Assumed Benefit Plan.

(c) Except as would not reasonably be expected to be material to the MMIS Business (taken as a whole), (i) all contributions required to be made to any MMIS Plan and Seller MMIS Plan by applicable Law or regulation or by any plan document or other contractual undertaking, and (ii) all premiums due or payable with respect to insurance policies funding any MMIS Plan or Seller MMIS Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the Financial Statements. The amount by which the actuarial present value of all accrued benefits under any MMIS Plan or Seller MMIS Plan (whether or not vested) exceeds the fair market value of the assets of such MMIS Plan or Seller MMIS Plan is properly accrued and reflected on the Financial Statements.

(d) Each Seller MMIS Plan that is intended to be qualified under Section 401(a) of the Code (i) has received a favorable determination letter from the IRS, (ii) has been established under pre-approved plan for which a current favorable IRS opinion letter has been obtained by the pre-approved plan provider, or (iii) has time remaining under applicable Law to apply for a determination letter from the IRS or to make any amendments necessary to obtain a favorable determination letter from the IRS.

(e) Except as set forth on Section 3.16(e) of the Disclosure Schedule, no Assumed Benefit Plan is, and no MMIS Employee (or any dependent or beneficiary thereof), in connection with the MMIS Employee’s employment with the Seller Group, is participating in, (i) a pension plan that is subject to Title IV of ERISA or (ii) any Multiemployer Plan (as defined in Section 3(37) of ERISA).

(f) Neither the execution and delivery of this Agreement nor the consummation of the Transaction will (either alone or in conjunction with any other event) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any Current Service Provider or Former Service Provider or with respect to any MMIS Employee. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the MMIS Entities in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(g) No Current Service Provider or Former Service Provider participates in or is eligible to participate in or receive benefits under any MMIS Plan other than any consultant or director engaged by an MMIS Entity or any MMIS Employees and, in any case, their dependents and beneficiaries.

(h) Except as would not reasonably be expected to be material to the MMIS Business, each Assumed Benefit Plan that is subject to the Laws of a jurisdiction outside the United States (i) has been maintained in accordance with all applicable requirements, (ii) if intended to qualify for special tax treatment, meets all requirements for such treatment, and (iii) intended to be funded and/or book-reserved, is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

Section 3.17 Labor Matters.

(a) No member of the Seller Group is party to any labor agreement with respect to any current or former MMIS Employees with any labor union, works council or similar organization, nor, to the Knowledge of the MMIS Business, is there presently any attempt to organize the MMIS Employees by or on behalf of any labor union, works council or similar organization and no labor organization, works council or group of employees represents MMIS Employees or has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. During the last three years, there has been no material labor strike, material labor disturbance or organized work stoppage, and as of the date of this Agreement, no such action is pending, or to the Knowledge of the MMIS Business, threatened, against an MMIS Entity or any other member of the Seller Group (solely in respect of the MMIS Business).

(b) Except as would not reasonably be expected to be material to the MMIS Business (taken as a whole), the MMIS Entities and the Seller Group (solely in respect of the MMIS Business) are in compliance with all applicable Laws respecting labor relations, employment and employment practices, workers’ compensation, occupational safety and health requirements, plant closings, wages and hours, withholding of employment taxes, employment discrimination, disability rights or benefits, equal employment opportunity, visa and work status, employee leave and unemployment insurance with respect to the Current Services Providers and Former Service Providers.

(c) Except as would not reasonably be expected to be material to the MMIS Business (taken as a whole), each individual who has rendered services to any of the MMIS Entities and the Seller Group (solely in respect of the MMIS Business) who has been classified by the MMIS Entities or the Seller Group, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under Benefit Plans) has been properly so characterized.

Section 3.18 Taxes.

(a) All material Tax Returns required to be filed by or with respect to the MMIS Entities, the Transferred Assets or the MMIS Business have been filed (taking into account valid extensions to file such Tax Returns), and all such Tax Returns are true, correct and complete in all material respects. All material Taxes due and owing by or with respect to the MMIS Entities, Transferred Assets or the MMIS Business (whether or not shown as due on such Tax Returns) have been paid in full.

(b) No material Taxes of any MMIS Entity or with respect to the Transferred Assets or the MMIS Business are being contested as of the date hereof, and there is no material Action in respect of any Taxes by any taxing authority pending, proposed (tentatively or definitely), asserted or threatened, in each case, in writing against any MMIS Entity or with respect to the Transferred Assets or the MMIS Business; provided, however, that this Section 3.18(b) shall not apply to any Actions relating to income Taxes of any member of the Remaining Seller Group.

(c) No MMIS Entity is party to, is subject to, is bound by or has any obligation under any contract or similar arrangement or agreement relating to the sharing, allocation or payment of, or indemnity for, any Taxes (other than pursuant to contracts or agreements entered into in the ordinary course of business the primary purpose of which is not related to Taxes).

(d) All material Taxes required to be withheld by or with respect to the MMIS Entities, the Transferred Assets or the MMIS Business have been withheld and paid over to the appropriate taxing authority. The MMIS Entities and Seller and each of Seller’s Controlled Affiliates has complied in all material respects with any information reporting and withholding requirements in connection with any amounts paid or owing to any Person with respect to the Transferred Assets or the MMIS Business.

(e) Other than Permitted Liens, there are no Liens for Taxes on the assets of any MMIS Entity or the Transferred Assets.

(f) No MMIS Entity is party to, is subject to, is bound by or has any obligation under any contract or agreement relating to the sharing, allocation or payment of, or indemnity for, any Taxes, or any similar agreement, arrangement or understanding (other than pursuant to contracts or agreements entered into in the ordinary course of business the primary purpose of which is not related to Taxes).

(g) No MMIS Entity has any material liability for the Taxes of another Person (other than Seller or any of its Affiliates) pursuant to Treasury Regulation Section 1.1502-6 (or any comparable provision of state, local or foreign Tax Law).

(h) No unresolved material claim has been made or initiated by a taxing authority in writing in a jurisdiction where Tax Returns are not filed by any MMIS Entity that such MMIS Entity is or may be subject to taxation by that jurisdiction.

(i) Each of the MMIS Entities is, and has since the later of its formation or acquisition by the Seller Group been, properly treated as a disregarded entity for U.S. federal and applicable state and local income tax purposes.

Section 3.19 Certain Contracts.

(a) Section 3.19(a) of the Disclosure Schedule lists, as of the date hereof, each of the following Contracts (x) that constitute Transferred Assets or (y) to which an MMIS Entity or any other member of the Seller Group (in respect of the MMIS Business) is a party or bound by other than Commingled Contracts, Active Government Contracts the Benefit Plans (such Contracts required to be listed on Section 3.19(a) of the Disclosure Schedule, whether or not so listed, being “Material Contracts”):

(i) (A) all Contracts that are reasonably expected to result in total annual payments to third parties by an MMIS Entity or any other member of the Seller Group (in respect of the MMIS Business) in excess of $7,500,000 in fiscal year 2020 or in any future year and (B) all Contracts with any Top Vendor;

(ii) (A) all Contracts that are reasonably expected to result in total annual payments to an MMIS Entity or any other member of the Seller Group ( in respect of the MMIS Business) by third parties in excess of $7,500,000 in fiscal year 2020 or in any future year and (B) all Contracts with any Top Customer;

(iii) all Contracts evidencing Indebtedness;

(iv) all Contracts of the MMIS Entities or that constitute Dedicated MMIS Contracts that limit the ability of the MMIS Entities or another member of the Seller Group (or, following the Closing, Purchaser or its Affiliates) to compete or carry on the MMIS Business in any material respect or with any Person or in any geographic area or line of business;

(v) all Contracts of the MMIS Entities or that constitute Dedicated MMIS Contracts that (A) grant the other party or any third Person “most favored nation” status, rights of first refusal, first notice or first negotiation rights or that require the MMIS Entities or any other member of the Seller Group (in respect of the MMIS Business) to deal on an exclusive basis with any Person or (B) contain any minimum purchase obligations binding on the MMIS Entities or any other member of the Seller Group (in respect of the MMIS Business);

(vi) all MMIS IP Agreements;

(vii) all Contracts of the MMIS Entities or that constitute Dedicated MMIS Contracts, in each case that relate to the acquisition of any Person or any business unit, division, capital stock, or other equity interest thereof (whether by merger, transfer of stock, transfer of assets or otherwise) or the disposition of any material assets of the MMIS Business (other than in the Ordinary Course of Business), in each case, (A) for an aggregate purchase price in excess of $7,500,000, and (B) other than Contracts in which the applicable acquisition or disposition has been consummated and there are no continuing, earn-out, indemnification or similar obligation and no other material obligations ongoing;

(viii) all joint venture Contracts or partnership agreements or limited liability company agreements of the MMIS Entities or that relate to the MMIS Business, in each case, with a third party that involve the sharing of profits or revenues with other Person or the making of a debt or equity investment in or loan to any Person;

(ix) all Contracts of the MMIS Entities or that relate to the MMIS Business, in each case, relating to the settlement of, or other arrangements with respect to, any current or former Action (A) with any Governmental Authority, (B) that restricts or imposes obligations upon the MMIS Entities or any other member of the Seller Group (in respect to the MMIS Business) or (C) that would require the MMIS Entities or Purchaser to pay consideration of more than $7,500,000 after the date of this Agreement;

(x) all Contracts of the MMIS Entities or that relate to the MMIS Business granting any Lien (other than a Permitted Lien) on any of the material Transferred Assets (including material assets of the MMIS Entities Companies) or any MMIS Entities that will not be released at Closing;

(xi) any Contract requiring a future capital commitment or capital expenditure; and

(xii) any Affiliate Arrangements that will not be terminated at Closing;

(b) Except as would not reasonably be expected to materially adversely affect the operation of the MMIS Business (taken as a whole): (i) each Material Contract is valid and binding on the member of the Seller Group party thereto and, to the Knowledge of the MMIS Business, the counterparties thereto, and is in full force and effect, subject to the Remedies Exceptions, (ii) the member of the Seller Group party thereto has performed, in all material respects, all obligations required to be performed under each Material Contract, and (iii) no member of the Seller Group nor, to the Knowledge of the MMIS Business, any other counterparty to any Material Contract is, in material breach of, or material default under, any Material Contract. No party to any Material Contract has indicated in a written communication that any such Person intends to terminate its relationship with the Seller Group (in respect of the MMIS Business) or materially change the terms of its relationship with the Seller Group (in respect of the MMIS Business) or that any such party has a dispute with the Seller Group (in respect of to the MMIS Business) that has not been fully resolved. True and complete copies of each such written Material Contract (or written summaries of the terms of any such oral Material Contract) have been delivered to Purchaser.

Section 3.20 Government Contracts.

(a) Section 3.20(a) of the Disclosure Schedule sets forth a list as of the date of this Agreement of (i) each Government Contract for which the period of performance has not yet expired or terminated or final payment has not yet been received (each, an “Active Government Contract”) and (ii) each Government Bid which has not expired and for which award has not been issued (each, a “Pending Government Bid”). For each such Active Government Contract and Pending Government Bid, Section 3.20(a) of the Disclosure Schedule identifies the MMIS Entity or other member of the Seller Group that is a party thereto. Copies of each such Active Government Contract have been delivered to Purchaser. The copies of the Active Government Contracts that have been shared with the Purchaser are genuine and accurate.

(b) Each Active Government Contract is in full force and effect, and is valid, binding, and enforceable against the applicable member of the Seller Group that is party thereto, and to the Knowledge of the MMIS Business, the other parties thereto, in accordance with their terms, except as may be limited by the Remedies Exceptions. To the Knowledge of the MMIS Business, each Active Government Contract was awarded in compliance with applicable Law. Since January 1, 2017, for each Government Contract, the applicable member of the Seller Group party thereto has performed, in all material respects, all obligations required to be performed pursuant to and is in compliance with all material contract terms and conditions, including those incorporated by reference or operation of applicable Law. Since January 1, 2017, no member of the Seller Group (solely in respect of the MMIS Business) nor, to the Knowledge of the MMIS Business, any other counterparty to any Government Contract is or has been, in material breach of, or material default under, any Government Contract.

(c) Except as set forth in Section 3.20(c) of the Disclosure Schedule, none of the Government Contracts is the subject of any bid or award protest proceeding, and no member of the Seller Group (in respect of the MMIS Business) has received written notice that any Government Contract is the subject of a bid or award protest proceeding.

(d) Since January 1, 2017: (i) no Governmental Authority has notified the MMIS Entities or any other member of the Seller Group (in respect of the MMIS Business) in writing of any actual or alleged material violation or breach of any statute, regulation, representation, certification, Laws, disclosure obligation or contract term with respect to a Government Contract; (ii) none of the MMIS Entities or any other member of the Seller Group (in respect of the MMIS Business) has received any material suspension, material stop or pause work order, written notice to show cause, or a cure, deficiency, or default notice relating to the Government Contracts, nor, to the Knowledge of the MMIS Business, has any Governmental Authority or other Person threatened to issue one; (iii) no Government Contract has been terminated for default or cause; (iv) none of the MMIS Entities or any other member of the Seller Group (in respect of the MMIS Business) has been threatened in writing with termination for default or cause with respect to any Government Contract; and (v) none of the MMIS Entities, any other member of the Seller Group (in respect of the MMIS Business) nor any of their respective current directors or current officers has been suspended or debarred from government contracting, proposed for debarment or suspension from government contracting, or has been declared non-responsible or ineligible for contracting with or for any Governmental Authority. To the Knowledge of the MMIS Business, there are no matters pending that are reasonably likely to lead to the institution of suspension or debarment proceedings against an MMIS Entity, any other member of the Seller Group (in respect of the MMIS Business) nor any of their respective current directors or current officers.

(e) Since January 1, 2017, (i) all representations and certifications executed by an MMIS Entity or other member of the Seller Group (in respect of the MMIS Business) pertaining to a Government Contract or Government Bid were current, accurate and complete, in all material respects, as of their effective date, (ii) there are no investigations completed or, to the Knowledge of the MMIS Business, underway by any Governmental Authority or any other

Person that are reasonably expected to result in a finding of an alleged material irregularity, misstatement, or omission, (iii) neither the MMIS Entities nor any other member of the Seller Group (in respect of the MMIS Business) has conducted or initiated any internal investigation with respect to any alleged material irregularity, misstatement, or omission, (iv) neither the MMIS Entities nor any other member of the Seller Group (in respect of the MMIS Business) has made or been required to make any disclosures to any Governmental Authority with respect to any alleged violation, irregularity, misstatement or omission, (v) no money due to any MMIS Entities or other member of the Seller Group (in respect of the MMIS Business) in excess of $10,000,000 has been withheld or set off, and (vi) no Governmental Authority has notified the MMIS Entities in writing that: (A) any statement or representation made by the MMIS Entities or any other member of the Seller Group (in respect of the MMIS Business) in any Government Contract or Government Bid, contained on the date so furnished or submitted any untrue statement of material fact, or (B) an MMIS Entity or any other member of the Seller Group (in respect of the MMIS Business) has submitted to any Governmental Authority any inaccurate, untruthful or misleading cost or pricing data, certification, bid, proposal, report, claim or any other information relating to a Government Contract or Government Bid.

(f) Since January 1, 2017, with respect to Government Contracts with Top Customers: no Government Authority has issued a written performance evaluation concerning the MMIS Business that raises a material performance concern. There are no outstanding material disputes related to the MMIS Business between an MMIS Entity or any other member of the Seller Group (in respect of the MMIS Business), on the one hand, and any Governmental Authority or any other Person, on the other hand, arising under or relating to any Government Contract or Government Bid.

(g) To the Knowledge of the MMIS Business, no Pending Government Bid cites to past performance or other independent qualifications of an Excluded Asset or contemplates the use of assets or other resources from the Seller Group that are not part of an MMIS Entity or a Purchased Asset.

(h) No Active Government Contract, including a task or delivery order, has, or currently projects, fully burdened costs incurred in excess of the Contract price.

(i) There are no audits related to the MMIS Business completed or, to the Knowledge of the MMIS Business, underway by any Governmental Authority or any other Persons that are reasonably expected to result in a finding or recommendation that an MMIS Entity or other member of the Seller Group (in respect of the MMIS Business) make any material payments, refunds, or credits to a Governmental Authority arising under or related to a Government Contract.

(j) Since January 1, 2017, and with respect to each Government Contract, Seller has not been required to implement an organizational conflict of interest mitigation plan or been precluded from doing work under any Government Contract or any Pending Government Bid as a result of an organizational conflict of interest. To the Knowledge of the MMIS Business, the consummation of the Transaction will not result in an organizational conflict of interest for any of the MMIS Entities or any Dedicated MMIS Customer Contract.

(k) Section 3.20(k) of the Disclosure Schedule sets forth a list of (i) each Active Government Contract which by its terms or under applicable Law requires the consent of a Governmental Authority or any other Person for an MMIS Entity or other member of the Seller Group (in respect of the MMIS Business) to complete a change of control and (ii) each Active Government Contract that is a Dedicated MMIS Customer Contract that by its terms or under applicable Law and in connection with the consummation of the Transaction requires the consent of a Governmental Authority or any other Person (A) to assign such Contract or (B) to issue a subcontract under such Contract.

Section 3.21 Political Law.

(a) Neither the MMIS Entities or other member of the Seller Group (in respect of the MMIS Business), nor any of their employees, owners or family members of any of the foregoing, as applicable, have made or solicited any political contributions that would violate any state and local laws restricting or requiring the disclosure of political campaign contributions made by government contractors and individuals and political committees affiliated with government contractors or that would prohibit the MMIS Business from having received, continuing to receive, or receiving in the future compensation from any Governmental Authority.

(b) Neither the MMIS Entities or other member of the Seller Group (in respect of the MMIS Business), nor any of their respective officers, directors, or employees have, during the previous four years, violated any Law governing lobbying registration or reporting, including Laws governing procurement lobbying registration and reporting.

Section 3.22 Environmental Matters.

(a) As of the date of this Agreement, the MMIS Entities and each other member of the Seller Group (solely in respect of the MMIS Business) are in substantial compliance with all Environmental Laws, except for any such instance of non-compliance that would not reasonably be expected to materially adversely affect the operation of the MMIS Business (taken as a whole). As of the date of this Agreement, the MMIS Entities hold, and are in material compliance with, all permits required under applicable Environmental Laws to permit the MMIS Entities to operate their assets in a manner in which they are now operated and maintained and to conduct the MMIS Business as currently conducted, except where the absence of, or the failure to be in material compliance with, any such permit would not reasonably be expected to materially adversely affect the operation of the MMIS Business (taken as a whole).

(b) Each member of the Seller Group is, and since the Reference Date has been, in material compliance with and has not violated (or received any notice alleging such violation) any Environmental Laws in connection with the conduct or operation of the MMIS Business. Except as would not be reasonably expected to materially adversely affect the operation of the MMIS Business (taken as a whole): (i) there are no pending or threatened Actions or Governmental Orders involving Environmental Laws against the MMIS Entities or any other member of the Seller Group (solely in respect of the MMIS Business), (ii) none of the MMIS Entities or any other member of the Seller Group (solely in respect of the MMIS Business) has assumed, undertaken, or provided an indemnity with respect to any material or potentially material Liability of any other Person under Environmental Laws, (iii) to the

Knowledge of the MMIS Business (solely in respect of the MMIS Business) there has been no Release of any Hazardous Materials at, in, on, under or from any MMIS Leased Real Property or any property formerly owned or operated by an MMIS Entity or any other member of the Seller Group and which has been used, in each case, in connection with the MMIS Business, and (iv) there are no underground storage tanks at any MMIS Leased Property. The MMIS Entities have provided to Purchaser true and complete copies of any and all material documents, correspondence, pleadings, reports, assessments, analytical results or other documents concerning Environmental Laws.

Section 3.23 Insurance. Section 3.23 of the Disclosure Schedule contains a list of all material policies of property, fire and casualty, general liability, product liability, workers’ compensation, and all other forms of insurance held by any member of the Seller Group for the benefit of the MMIS Business as of the date of this Agreement (the “Insurance Policies”). The Insurance Policies are sufficient for compliance by the MMIS Entities and each other member of the Seller Group (solely in respect of the MMIS Business) with all applicable Laws and all Material Contracts and Government Contracts. With respect to each Insurance Policy: (a) no member of the Seller Group is in breach or violation of, or default under, any Insurance Policies, and, to the Knowledge of the MMIS Business, no event has occurred which with notice or lapse of time or both would constitute a breach, violation or default of the terms of such Insurance Policies, except for breaches, violations or defaults which would not be reasonably expected to materially adversely affect the operation of the MMIS Business (taken as a whole), (b) each Insurance Policy is valid and binding, (c) the limits of the Insurance Policies have not been materially eroded or exhausted, (d) no premiums due under any Insurance Policy have not been paid, and (e) no member of the Seller Group has received any notice of cancellation or termination, material change in premium or denial of renewal in respect of any of the Insurance Policies, which would reasonably be expected to materially adversely affect the operation of the MMIS Business (taken as a whole). Prior to the Closing Date, Seller has properly reported, in accordance with the terms and conditions of the Insurance Policies, any material claims related to the MMIS Business for which coverage under the Insurance Policies is available. There are no material pending claims related to the MMIS Business with respect to which an insured has denied or disputed coverage under the Insurance Policies.

Section 3.24 Related Party Transactions. Except for (a) this Agreement, the Ancillary Agreements and the Transaction, (b) as set forth on Section 3.24 of the Disclosure Schedule and (c) Benefit Plans, other Contracts relating to labor and employment matters, in each case, set forth on Section 3.16(a) of the Disclosure Schedule, no member of the Seller Group (other than the MMIS Entities) or any officer, director or key employee of the Seller Group is party to any Contract or involved in any business arrangement with an MMIS Entity (including any arrangement pursuant to which an MMIS Entity has pledged any assets or guaranteed any obligations on behalf of any such Person) (collectively, “Affiliate Arrangements”).

Section 3.25 Title and Sufficiency of Assets.

(a) Seller has, and, assuming all Consents as may be required in connection with the consummation of the Transaction have been obtained, will convey, transfer and assign and deliver to Purchaser at Closing, good, valid and marketable title to all material Transferred Assets (excluding, for the avoidance of doubt any Deferred Assets or Non-Transferable Assets), in each case, free and clear of any Liens other than Permitted Liens. If and when transferred to Purchaser (if applicable), Seller will transfer and assign and deliver to Purchaser good, valid and marketable title to the Deferred Assets and the Non-Transferrable Assets, in each case, free and clear of any Liens other than Permitted Liens.

(b) The MMIS Entities have good and marketable title to, a valid leasehold interest in or a valid right to use all of its material tangible assets, free and clear of all Liens except Permitted Liens. The tangible assets of the MMIS Entities are structurally sound, are in reasonably good operating condition and repair taking into account the reasonably anticipated useful life thereof (normal wear and tear not caused by neglect excepted) and are reasonably suitable for the uses to which they are being put.

(c) Except as described in, and subject to the provisions of, Section 2.06 Section 2.07, Article VI or as set forth on Section 3.25 of the Disclosure Schedule, the assets, properties and rights that will be owned, leased or licensed by Purchaser immediately following the Closing (including through the Ancillary Agreements) (i) will constitute all the material assets that are used in the conduct of the MMIS Business as it is currently conducted and as conducted as of immediately prior to the Closing and (ii) are all of the assets, properties and rights that are necessary to operate the MMIS Business in all material respects in the manner in which it is currently conducted and as conducted as of immediately prior to the Closing.

Section 3.26 Accounts Receivable; Accounts Payable.

(a) All Accounts Receivable were acquired or arose from sales actually made or services actually performed in the Ordinary Course of Business that represent bona fide transactions and valid claims, are not subject to any setoff, counterclaim or Action and are enforceable in accordance with their terms, subject to the Remedies Exceptions, except to the extent of any specific reserves against such accounts receivable are reflected on the Financial Statements.

(b) All Accounts Payables arose in bona fide, arm’s-length transactions in the Ordinary Course of Business.

Section 3.27 Top Customers; Top Vendors.

(a) Section 3.27(a) of the Disclosure Schedule sets forth a true, correct and complete list of the 10 largest customers (each, a “Top Customer”) of the MMIS Business based on revenue generated by such customers during the 12 months ended on December 31, 2019 showing the aggregate sales to each such Top Customer and the percentage of total revenue of the MMIS Business attributable to such Top Customer during such period. Since January 1, 2018, no member of the Seller Group has received any written communication from any Top Customer of any intention or threat to terminate or materially reduce purchases from, or otherwise adversely change in any material respect their relationship with, the MMIS Business and, to the Knowledge of the MMIS Business, no such action is being considered.

(b) Section 3.27(b) of the Disclosure Schedule sets forth a true, correct and complete list of the 10 largest vendors (for the purposes of this section, excluding any subcontractors, each, a “Top Vendor”) of the MMIS Business based on expenditures incurred by the MMIS Business (or Seller in relation to the MMIS Business) during the 12 months ended on December 31, 2019 showing aggregate amount invoiced by each such Top Vendor and the percentage of total vendor expenditures of the MMIS Business attributable to such Top Vendor during such period. No member of the Seller Group has been, or is currently, engaged in any material dispute with any Top Vendor. Since January 1, 2018, no member of the Seller Group has received any written communication from any Top Vendor of any intention or threat to terminate or materially reduce its provision of goods or services to, or otherwise adversely change in any material respect their relationship with, the MMIS Business and, to the Knowledge of the MMIS Business, no such action is being considered.

Section 3.28 Letters of Credit and Performance Bonds. Section 3.28 of the Disclosure Schedule sets forth as of the date hereof all outstanding performance guarantees, letters of credit, performance bonds, bid bonds, or similar guarantees entered into by or on behalf of the Seller Group in connection with the MMIS Business (together with all extensions and replacements thereof and all other performance guarantees, letters of credit, performance bonds, bid bonds, or similar guarantees entered into by or on behalf of the Seller Group in connection with the MMIS Business between the date hereof and the Closing Date, the “Performance Guarantees”).

Section 3.29 No Additional Representations or Warranties. No member of the Seller Group has made, or is making, any representation or warranty whatsoever to Purchaser or its respective Affiliates, respective directors, officers, employees, stockholders, partners, members or representatives, and no such Seller Related Party shall be liable in respect of the accuracy or completeness of any information provided to Purchaser or its respective Affiliates, directors, officers, employees, stockholders, partners, members or representatives (except the specific representations and warranties of Seller set forth in this Article III as modified by the Disclosure Schedule).

Article IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller, the following:

Section 4.01 Organization and Authority of Purchaser. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of Delaware and has all necessary power and authority to enter into this Agreement and each Ancillary Agreement to which it is or will be a party, to carry out its obligations hereunder and thereunder and to consummate the Transaction. Purchaser is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not materially adversely affect the ability of Purchaser to carry out its obligations under this Agreement and to consummate the Transaction. The execution and delivery of this Agreement and the Ancillary Agreements by Purchaser, the performance by Purchaser of its obligations hereunder and thereunder and the consummation by Purchaser of the Transaction have been or will be duly authorized by all requisite action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser, and (assuming due authorization, execution and delivery by Seller) this Agreement constitutes the legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with its terms, except as enforcement hereof may be limited by the Remedies Exceptions.

Section 4.02 No Conflict. Assuming that all applicable requirements of the HSR Act and any other Antitrust Laws set forth on Schedule 9.01(b) have been satisfied and except as may result from any facts or circumstances relating solely to the MMIS Entities or Seller, the execution, delivery and performance of this Agreement and the Ancillary Agreements to which Purchaser is or will be a party by Purchaser does not and will not (a) violate, conflict with or result in the breach of Governing Documents of Purchaser, (b) conflict with or violate any Law or Governmental Order applicable to Purchaser or its assets, properties or businesses, or (c) conflict with, result in any breach of, constitute a default (or event which with or without the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, vesting, amendment, suspension, revocation or cancellation of, any Contract to which Purchaser is a party, except, in the case of clauses (b) and (c), as would not materially and adversely affect the ability of Purchaser to carry out its obligations under this Agreement and to consummate the Transaction.

Section 4.03 Government Consents and Approvals. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is a party by Purchaser and the consummation of the Transaction, does not and will not require any Government Consent, except applicable requirements of the HSR Act and any other Antitrust Laws set forth on Schedule 9.01(b).

Section 4.04 Financial Ability.

(a) Concurrently with the execution of this Agreement, each Guarantor has delivered to Seller a duly executed counterpart to the Guarantee. The Guarantee is in full force and effect, has not been amended or modified, and is a legal, valid, binding and enforceable obligation of each Guarantor. No event has occurred which (with or without notice, lapse of time or both) would constitute a default on the part of any Guarantor under the Guarantee.

(b) As of the date of this Agreement, Purchaser has received (i) an executed equity commitment letter, dated as of the date hereof, among Purchaser, each Guarantor and the other parties thereto (including all exhibits, schedules, annexes and amendments thereto, the “Equity Commitment Letter”) to provide, upon the terms and subject to the conditions set forth therein, to Purchaser the amount of equity financing set forth therein (the “Equity Financing”), which Equity Commitment Letter provides that Seller is a third-party beneficiary thereto, and (ii) an executed debt commitment letter, dated as of the date hereof (including all exhibits, schedules and annexes thereto and any associated fee letter, the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Commitment Letters”), from JPMorgan Chase Bank, N.A. (individually, a “Lender” and collectively, the “Lenders”), pursuant to which the Lenders have committed, upon the terms and subject to the conditions set forth therein, to provide to Purchaser the amount of debt financing set forth therein (the “Debt Financing” and, together with the Equity Financing and any commitments to provide any Second Lien Giveaway and/or any Replacement Commitment Facility (each as defined in the Debt Commitment Letter dated as of the date hereof), the “Financing”), in each case, solely for the Financing Purposes. A true and complete copy of each executed Commitment Letter has been previously provided to Seller. None of the Commitment Letters has been amended or modified in any manner prior to the date of this Agreement. Purchaser has fully paid, or caused to be fully paid, any and all commitment fees or other fees required by such Commitment Letters that are due and payable on or prior to the date hereof. Each Commitment Letter is in full force and effect and (A) to the Knowledge of Purchaser, is a legal, valid, binding and enforceable obligation of each financial institution that is a party thereto to provide the financing described therein (except as enforcement thereof may be limited by the Remedies Exception), and (B) has not been amended, modified, withdrawn, terminated or rescinded in any respect. As of the date hereof, assuming that each of the conditions set forth in Section 9.02 is satisfied at the Closing, no event has occurred which (with or without notice, lapse of time or both) would reasonably be expected to constitute a breach or default thereunder on the part of Purchaser or, to the Knowledge of Purchaser, any other party thereto under any of the Commitment Letters. As of the date hereof, (1) no amendment or modification to, or withdrawal, termination or rescission of, any Commitment Letter is currently contemplated (other than, in the case of the Debt Commitment Letter, any customary modification or amendment solely to join additional lenders to the Debt Commitment Letter as contemplated thereunder, which joinders, individually and in the aggregate, could not reasonably be expected to prevent, impede or delay the consummation of the Transaction) by Purchaser or Holding Corp. or to the Knowledge of Purchaser, any other party thereto and (2) and Purchaser has no reason to believe, assuming that each of the conditions set forth in Section 9.02 is satisfied at the Closing, that it or, to the Knowledge of Purchaser, any other party thereto, will be unable to satisfy on a timely basis any term of the Commitment Letters. Assuming the Financing is funded in accordance with the conditions set forth in the Commitment Letters and assuming that each of the conditions set forth in Section 9.02 is satisfied at Closing, as of the date hereof, Purchaser will have sufficient available funds to complete the Transaction, and to satisfy all of the obligations of Purchaser under this Agreement, including (I) paying the Closing Payment at Closing, and (II) paying all related fees and expenses (collectively, the “Financing Purposes”). Except for (x) the fee letter referred to in the Debt Commitment Letter (a complete copy of which fee letter has been provided to Seller, with only fee amounts, flex provisions, pricing terms, pricing caps and certain other economic terms redacted), and (y) customary engagement letters or non-disclosure or non-reliance agreements which do not impact the conditionality or aggregate amount of the Financing, as of the date hereof, there are no side letters or other Contracts or understandings related to the funding or investing, as applicable, of the Financing other than as expressly set forth in the applicable Commitment Letters. Neither the fee letter referred to in the Debt Commitment Letter nor any other Contract between the Guarantor or Lenders, on the one hand, and Purchaser or any of its Affiliates, on the other hand, contains any conditions precedent or other contingencies (a) related to the funding of the full amount of the Financing or any provisions that could reduce the aggregate amount of the Financing set forth in any Commitment Letter or the aggregate proceeds contemplated by any Commitment Letter or (b) that could otherwise adversely affect the conditionality, enforceability, remedies or availability of any Commitment Letter with respect to all or any portion of the Financing, in each case, other than the Financing Conditions. As of the date hereof, assuming the satisfaction of the conditions of the Closing set forth in Section 9.02, Purchaser has no reason to believe that any of the conditions to the Financing would not reasonably be expected to be satisfied on a timely basis or that the Financing would not reasonably be expected to be available to Purchaser on the date on which the Closing should occur pursuant to Section 2.02. With respect to any commitment letter (including all exhibits, schedules and annexes thereto and any associated fee letter) governing any Replacement Commitment Facility (as defined in the Debt Commitment Letter dated as of the date hereof) (the “Replacement Facility Commitment Letter”), the parties hereto agree that upon delivery to the Seller of a fully executed version thereof, the Replacement Facility Commitment Letter shall be deemed a “Debt Commitment Letter” hereunder and Purchaser shall be deemed to, as of such date of delivery, make the same representations and agree to the same covenants contained herein with respect to the Debt Commitment Letter regarding such Replacement Facility Commitment Letter.

Section 4.05 Solvency. Assuming the satisfaction of the conditions to Closing set forth in Section 9.02, and that the representations and warranties of Seller contained in this Agreement are true and correct in all material respects, and after giving effect to the Closing, at and immediately after the Closing, Purchaser and its Subsidiaries (taken as a whole) (a) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable Liability on its recourse debts as they mature or become due), (b) will have adequate capital and liquidity with which to engage in its business and (c) will not have incurred debts beyond its ability to pay as they mature or become due.

Section 4.06 Litigation. No Action by or against Purchaser is pending or, to the best of Purchaser’s knowledge, threatened, that would reasonably be expected to materially affect the legality, validity or enforceability of this Agreement against Purchaser or the consummation of the Transaction by Purchaser.

Section 4.07 Qualification; Investment Purpose.

(a) Purchaser is legally, financially and otherwise qualified to acquire the Transferred Equity Interests and to own the MMIS Entities, and to the Knowledge of Purchaser, there are no facts that would, under existing Laws, disqualify Purchaser as the transferee of the Transferred Equity Interests.

(b) Purchaser is acquiring the Transferred Equity Interests for its own account solely for the purpose of investment, not as nominee or agent, and not with a view to, or for sale in connection with, any distribution of the Transferred Equity Interests in violation of the Securities Act, and Purchaser has no present intention of selling, granting any participation in, or otherwise distributing the same, in violation of the Securities Act. Purchaser has no present agreement, undertaking, arrangement, obligation or commitment providing for the disposition of the Transferred Equity Interests.

Section 4.08 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of Purchaser.

Section 4.09 No Additional Representations or Warranties. Neither Purchaser nor its Affiliates has made, or is making, any representation or warranty whatsoever to Seller or its respective Affiliates, respective directors, officers, employees, stockholders, partners, members or representatives, and neither Purchaser nor its Affiliates shall be liable in respect of the accuracy or completeness of any information provided to Seller or its respective Affiliates, directors, officers, employees, stockholders, partners, members or representatives (except the specific representations and warranties of Purchase set forth in this Article IV).

Article V

ADDITIONAL AGREEMENTS

Section 5.01 Conduct of the MMIS Business. Seller covenants and agrees that, except (u) for the Pre-Closing Restructuring, (v) any transfer of any Transferred Entity, MMIS Employee (in accordance with Article VII), Transferred Asset or Transferred Liability, in each case, to the MMIS Entities in a manner consistent with the Pre-Closing Restructuring, (w) solely with respect to an Excluded Liability, (x) as would constitute a violation of applicable Law, (y) as described in Section 5.01 of the Disclosure Schedule, (z) as otherwise expressly contemplated by this Agreement or as consented to by Purchaser in writing and in advance (which consent shall not be unreasonably conditioned, withheld, delayed or denied), between the date hereof and the earlier of the Closing or the termination of this Agreement pursuant to Article XI (the “Pre-Closing Period”), Seller shall use reasonable best efforts to conduct the MMIS Business in the Ordinary Course of Business in all material respects and shall not:

(a) issue, sell, pledge, dispose of, assign, transfer, redeem, exclusively license, repurchase, encumber, abandon, create any Lien (other than Permitted Liens) or authorize any of the foregoing on (i) any equity interest of the MMIS Entities, (ii) any Equity Purchase Right in respect of the MMIS Entities, or (iii) any material Transferred Assets or material assets of the MMIS Entities other than, in the case of this clause (iii), Liens that will be released as of Closing and transactions in the Ordinary Course of Business (including any transactions under the A/R Facility Arrangements);

(b) (i) amend or restate the Governing Documents of the MMIS Entities, (ii) create any Subsidiary of the MMIS Entities, or (iii) file a petition in bankruptcy under any provision of federal or state bankruptcy Law on behalf of Seller or an MMIS Entity;

(c) recapitalize, reclassify, combine, adjust, split, subdivide, redeem, purchase or otherwise acquire, directly or indirectly, any equity interests of the MMIS Entities or declare, set aside, or pay any distribution payable in stock or property with respect to the equity interests of the MMIS Entities;

(d) except as required pursuant to the terms of any Benefit Plan in effect prior to the date hereof, as will not increase the cost to Purchaser and its Affiliates of complying with Article VII, or as otherwise required by applicable Law, (i) increase the compensation, bonus or pension, welfare, severance or termination pay or benefits of any MMIS Employee, except for (A) increases to base salary or wages in the Ordinary Course of Business, (B) the payment of annual and other periodic bonuses for completed periods based on actual performance in the

Ordinary Course of Business or (C) the continuation or adoption of annual bonus programs in the Ordinary Course of Business for the fiscal year ending March 31, 2021 that are substantially similar to programs adopted for the fiscal year ending March 31, 2020; (ii) become a party to, or establish any MMIS Plan; (iii) become a party to, establish, materially amend, or terminate any Seller MMIS Plan or any arrangement that would have been a Seller MMIS Plan had it been entered into prior to this Agreement other than (A) Seller MMIS Plans in which employees of the Seller Group and/or its Controlled Affiliates (in addition to MMIS Employees) generally are eligible to participate or with respect to amendments or modifications that apply to employees of the Seller Group and/or its Controlled Affiliates (in addition to MMIS Employees) generally, in each case, that are not targeted at MMIS Employees, (B) to conduct any annual renewal or reenrollment of health and welfare plans, (C) the continuation or adoption of annual bonus programs in the Ordinary Course of Business for the fiscal year ending March 31, 2021 that are substantially similar to programs adopted for the fiscal year ending March 31, 2020 or (D) with respect to employment offer letters terminable without notice and without severance obligations ; (iv) take any action to accelerate the vesting or lapsing of restrictions or payment of compensation or benefits to any MMIS Employee under any Seller MMIS Plan; (v) hire any MMIS Employee whose annual base compensation exceeds $300,000, other than to fill vacancies; or (vi) terminate (other than for cause or due to death or disability) the employment of any MMIS Employee whose annual base compensation exceeds $300,000; (vii) transfer or change the title, position or duties of any employee who exclusively provides services to the MMIS Business such that such employee ceases to be a MMIS Employee; (viii) transfer the employment of any employee of the Seller Group and/or its Controlled Affiliates (other than an employee who is an MMIS Employee on the date of this Agreement, or who becomes an MMIS Employees hereafter in order to fill a vacancy) to an MMIS Entity; or (ix) grant any retention, change in control, severance or termination pay to any MMIS Employee that would be a liability of Purchaser and its Affiliates (including the MMIS Entities) following the Closing;

(e) change any method of accounting or accounting practice or policy used by the MMIS Business, other than such changes required by GAAP or applicable Law;

(f) with respect to the MMIS Entities, MMIS Business or Transferred Assets: (i) change any material Tax accounting methods, policies or practices outside the Ordinary Course of Business, other than any such changes as are required by changes in the Tax accounting methods, policies or practices of a member of the Seller Tax Group, a change in GAAP or applicable Law, (ii) make, revoke or amend any material Tax election outside the Ordinary Course of Business, (iii) file any amended material Tax Return, (iv) enter into any closing agreement affecting any material Tax liability or file any request for rulings or special Tax incentives with any taxing authority, (v) settle or compromise any material Tax liability, or (vi) extend or waive the application of any statute of limitations regarding the assessment or collection of any material Tax other than as the result of an automatic extension of the due date of any Tax Return; notwithstanding the foregoing, (A) none of the MMIS Entities, Seller or any of Seller’s Controlled Affiliates shall be required to take any action or avoid taking any action pursuant to this Section 5.01(f) unless Purchaser or any of its Affiliates (including, after the Closing, the MMIS Entities) would incur a Loss as a result of such action for which Loss the Purchaser is not indemnified by Seller under this Agreement and Seller does not otherwise agree to indemnify the Purchaser for such Loss and (B) nothing in this Section 5.01(f) shall restrict the Seller or any of Seller’s Affiliates (other than the MMIS Entities) from taking any action in connection with Taxes or Tax Returns of the Remaining Seller Group;

(g) acquire any assets, Person or business (whether by merger, consolidation or acquisition of stock or assets or otherwise) or make any investment in any Person, other than the A/R/ Facility Arrangements or any transaction where the consideration paid or transferred in connection with such transaction would not exceed $5,000,000, or $15,000,000 in the aggregate for all such transactions;

(h) make any material loans or advances of money to any Person that would constitute Transferred Liabilities or permit an MMIS Entity to make any loans or material advances of money to any Person, except, in each case, for advances to MMIS Employees for expenses incurred in the Ordinary Course of Business or as required by the terms of any Contract in effect as of the date hereof;

(i) (i) pay, discharge, settle, compromise or satisfy any Action or threatened Action that is a Transferred Liability or against an MMIS Entity in excess of $1,000,000 individually or $5,000,000 in the aggregate, (ii) settle any threatened or pending Action related to the MMIS Business arising under or relating to a Government Contract or Government Bid other than any monetary settlement not in excess of $1,000,000 individually or $5,000,000 in the aggregate or (iii) enter into any settlement agreement or consent decree with any Governmental Authority that relates to the MMIS Business (A) in excess of $1,000,000 or (B) that impose any future restrictions or requirements on any MMIS Entity (other than any de minimis restrictions or requirements);

(j) except in the Ordinary Course of Business, (i) enter into any Contract that if entered into prior to the date hereof would be deemed a Material Contract or Active Government Contract, (ii) submit any Government Bid, and (iii) amend, transfer, or terminate any Material Contract or Active Government Contract, or waive, release or assign any material rights, claims or benefits thereto or thereunder;

(k) accelerate the collection of accounts receivable or delay the payment of accounts payable in a manner not in the Ordinary Course of Business with the primary purpose of affecting the calculation of Net Working Capital;

(l) make any capital expenditures or commitments for capital expenditures in excess of $5,000,000 individually or $20,000,000 in the aggregate other than as required by applicable Law or the terms of any Contract in effect as of the date hereof;

(m) (i) enter into any new material line of business or (ii) open a new office in any country where the MMIS Business does not have an office as of the date hereof;

(n) merge or consolidate any Transferred Entity with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any Transferred Entity;

(o) terminate, cancel or make any material changes to the structure, limits or terms and conditions of any Insurance Policies under which Purchaser would be permitted access following the Closing in accordance with Section 6.06(b), including allowing such Insurance Policies to expire without renewing such Insurance Policies or obtaining comparable replacement coverage, or fail to pay premium or report known claims to an insurance carrier in a timely manner; in each case except as would not reasonably be likely to be material to the MMIS Business; or

(p) agree to take any of the actions specified in Sections 5.01(a) through (m).

Notwithstanding anything to the contrary in this Agreement, Purchaser may not, prior to the Closing, manage or interfere with the Seller Group’s ability to conduct the MMIS Business in the Ordinary Course of Business and nothing contained in this Agreement is intended to give Purchaser or its Affiliates, directly or indirectly, the right to control or direct the MMIS Business prior to the Closing.

Section 5.02 Access to Information.

(a) During the Pre-Closing Period, upon advanced reasonable notice, Seller shall, at Purchaser’s sole cost and expense, afford Purchaser and its authorized representatives reasonable access to the offices, properties and books and records of the MMIS Entities and the other members of the Seller Group (in respect of the MMIS Business); provided, however, that any such access shall be conducted during normal business hours, under the supervision of Seller’s personnel and in such a manner as not to interfere with the normal operations of the MMIS Business. Notwithstanding anything to the contrary in this Agreement, Seller shall not be required to disclose any information to Purchaser if such disclosure would, in Seller’s reasonable discretion, (i) jeopardize any attorney-client or other legal privilege or (ii) contravene any applicable Law (including the HSR Act and any other Antitrust Laws), fiduciary duty or Contract to which any member of the Seller Group is a party; provided that if disclosure is restricted pursuant to the foregoing, Seller shall, to the extent legally permissible, reasonably necessary and practicable, cooperate with Purchaser and make appropriate substitute arrangements. Neither the auditors and independent accountants of Seller or their respective Affiliates (including the MMIS Entities) shall be obligated to make any work papers available to any Person under this Agreement unless and until such Person has signed customary access letters in form and substance reasonably acceptable to such auditors or independent accountants. If so reasonably requested by Seller, Purchaser shall, and shall cause its Affiliates (as applicable) to, enter into a customary joint defense agreement (in form and substance reasonably satisfactory to the signatories thereto) with Seller or other members of the Seller Group with respect to any information to be provided to Purchaser pursuant to this Section 5.02.

(b) Nothing provided to Purchaser pursuant to Section 5.02(a) shall in any way amend or diminish Purchaser’s obligations under the confidentiality agreement between Seller and an Affiliate of Purchaser dated as of November 21, 2019 (the “Confidentiality Agreement”). Purchaser acknowledges and agrees that any information provided to Purchaser pursuant to Section 5.02(a) or otherwise by the Seller Related Parties shall be subject to the terms and conditions of the Confidentiality Agreement. The terms of the Confidentiality Agreement are hereby incorporated herein by reference. Effective upon, and only upon, the

Closing, the Confidentiality Agreement shall terminate with respect to any information regarding the MMIS Business, the Transferred Assets, the Transferred Liabilities or the MMIS Entities (or any assets or liabilities thereof) provided to Purchaser pursuant to Section 5.02(a) or otherwise by any member of the Seller Group or the Seller Related Parties (but shall not, for the avoidance of doubt, terminate with respect to information regarding the Remaining Seller Group). Within two Business Days after the date hereof, Seller shall request each counterparty (other than Purchaser or any of its Affiliates) to a confidentiality agreement to which Seller is a party that was entered into with a potential purchaser of the MMIS Business (or a material portion thereof) (a “Sale Process NDA”) to, and to cause such Person’s applicable representatives to, promptly return or destroy all such confidential information to the extent required by such Sale Process NDAs. Prior to the termination of this Agreement, without Purchaser’s prior written consent, Seller shall not release any third party from, or waive, amend or modify any provision of, any Sale Process NDA. From and after the Closing, to the extent such Sale Process NDAs are not assigned to a Transferred Entity prior to Closing, Seller agrees to use its reasonable best efforts to enforce its rights under any Sale Process NDA for the benefit of Purchaser, as Purchaser reasonably requests in writing, at the sole cost and expense of Purchaser.

(c) After the Closing Date, Purchaser shall and shall cause its Controlled Affiliates to, on the one hand, and Seller shall and shall cause its Controlled Affiliates to, on the other hand, grant to the other such reasonable access to financial records and other information in their possession as of the Closing Date related to the conduct of the MMIS Business prior to the Closing and such cooperation and assistance in each case as shall be reasonably required to enable them to complete their legal, regulatory, stock exchange and financial reporting requirements, to prepare financial statements and Tax Returns or to deal with Tax audits or respond to any proceeding or inquiry by a Governmental Authority (it being understood and agreed that the limitations provided in the second sentence of Section 5.02(a) shall apply mutatis mutandis to any access provided pursuant to this Section 5.02(c)). Purchaser, on the one hand, and Seller, on the other hand, shall promptly reimburse the other for such other’s reasonable and documented out-of-pocket expenses associated with requests made by such first party under this Section 5.02(c), but no other charges shall be payable by the requesting party to the other party in connection with such requests.

(d) Purchaser acknowledges and agrees that (i) certain records may contain information relating to the Remaining Seller Group or their respective Affiliates, other than the MMIS Business and the Transferred Entities, and that the Remaining Seller Group may retain copies thereof, subject to their compliance with Section 5.08(d), and (ii) prior to making any records available to Purchaser, Seller may redact any portions thereof that relate to any member of the Remaining Seller Group or any of their respective Affiliates (other than the MMIS Business or the Transferred Entities).

Section 5.03 Regulatory and Other Authorizations.

(a) Each of Purchaser and Seller shall use its reasonable best efforts to promptly (i) obtain all Government Consents or any other required Consents under a Government Contract that may be or become necessary for the performance of its obligations pursuant to this Agreement, and (ii) provide any notices to Governmental Authorities that may be or become necessary under the terms of the Government Contracts in connection with the consummation of the Transaction. Each of Purchaser and Seller and will reasonably cooperate with each other in promptly seeking to obtain all such Consents and to provide all such notices. Notwithstanding the foregoing, Seller shall keep Purchaser reasonably apprised of its efforts to secure such Consents and provide such notices and provide Purchaser updates concerning these efforts as reasonably requested by the Purchaser.

(b) In furtherance, and not in limitation of the foregoing, Purchaser and Seller, as applicable, shall (i) make or cause to be made the registrations, declarations and filings required of such party under the HSR Act and any other Antitrust Law with respect to the Transaction as promptly as reasonably practicable after the date of this Agreement (and, in the case of any filings required under the HSR Act, no later than 10 Business Days from the date of this Agreement); (ii) furnish to the other parties as promptly as reasonably practicable all information required for any application or other filing to be made by the other parties pursuant to any applicable Law in connection with the Transaction; (iii) respond as promptly as reasonably practicable to any inquiries received from, and supply as promptly as reasonably practicable any additional information or documentation that may be requested by, the Antitrust Division of the U.S. Department of Justice (the “DOJ”), the U.S. Federal Trade Commission (“FTC”) or by any other Governmental Authority in respect of such registrations, declarations and filings or such transactions; (iv) to the extent not prohibited by applicable Law or Governmental Authority, promptly notify the other parties of any material communication between that party and the FTC, the DOJ or any other Governmental Authority and of any material communication received or given in connection with any Action by a private party, in each case regarding the Transaction (including any communication relating to the antitrust merits, any potential remedies, commitments or undertakings, the timing of any waivers, consents, approvals, permits, orders, decrees, injunctions or other agreements or authorizations (including the expiration or termination of any waiting periods)); provided, that any communication between a party and the FTC, the DOJ or any other Governmental Authority shall be jointly made (unless (A) prohibited by applicable Law or Governmental Authority or (B) such party received prior written consent of the other parties to communicate on its own with such Governmental Authority); (v) to the extent not prohibited by applicable Law or Governmental Authority, furnish the other parties promptly with copies of all correspondence, filings and communications relating to any Antitrust Law or any Action pursuant to any Antitrust Law between them and their Affiliates and their respective representatives on the one hand, and the FTC, the DOJ or any other Governmental Authority or members of their respective staffs on the other hand, with respect to this Agreement and the Transaction; (vi) provide each other with a reasonable advance opportunity to review and comment upon and consider in good faith the views of the other in connection with all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under the Antitrust Laws) with a Governmental Authority under the HSR Act or any other Antitrust Law; and (vii) act in good faith and reasonably cooperate with the other parties in connection with any such registrations, declarations and filings and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Authority under the HSR Act or any other Antitrust Law with respect to any such registration, declaration and filing. In connection with the foregoing, Purchaser and Seller may reasonably designate any competitively sensitive materials provided to the other side under this Agreement as “outside counsel only.”

(c) Notwithstanding anything to the contrary set forth herein, Purchaser agrees to, and to cause its Affiliates to, use its best efforts and to take any and all steps to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Authority or any other parties so as to enable the parties hereto to expeditiously close the Transaction as soon as commercially practicable, but in any event no later than the Outside Date, including proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise, the sale, divesture or disposition of such of its assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant hereto as are required to be divested in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Governmental Order in any Action, which would otherwise have the effect of materially delaying or preventing the consummation of the Transaction. In addition, Purchaser (or its Affiliates) shall defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, Governmental Order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing by the Outside Date. In addition, from the date hereof through the Closing, Purchaser and its Affiliates shall not make any acquisition or investment, alter its capital structure or ownership, or take or fail to take any other action, that could reasonably be expected to impair its ability to consummate the Transaction.

Section 5.04 Further Assurances; Support of Transaction.

(a) Subject to Article VI, the parties hereto shall use reasonable best efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate and give effect to the Transaction as soon as practicable (but in any event prior to the Outside Date).

(b) Subject to Article VI and without limiting any covenant contained in this Article V, Purchaser and Seller shall use reasonable best efforts to obtain all material Consents of third parties that any of Purchaser, Seller or their respective Affiliates are required to obtain in order to consummate the Transaction (including any required Consent under applicable Law with regards to any Non-Transferable Asset or from a Governmental Authority under a Government Contract or Government Bid) and shall keep the other Party fully informed on a current and timely basis, as to the progress of such Consents. Notwithstanding the foregoing, in no event shall any member of the Seller Group be required to commence, defend or participate in any litigation (each an “Extraordinary Action”) in connection with obtaining any Consents required in order to consummate the Transaction.

Section 5.05 Indemnification of Directors and Officers.

(a) Purchaser agrees that all rights of indemnification, advancement of expenses, exculpation and limitation of liabilities existing in favor of the current or former directors and officers of the MMIS Entities (collectively, the “D&O Indemnitees”) as provided in the MMIS Entities’ Governing Documents as in effect on the date of this Agreement with respect to matters occurring prior to the Closing, shall survive the Closing and continue in full force. For a period of six years after the Closing, Purchaser shall (i) cause the Governing Documents of the MMIS Entities to contain provisions no less favorable, in the aggregate, with respect to indemnification, exculpation and limitation of liabilities of the D&O Indemnitees and advancement of expenses than are set forth as of the date of this Agreement in the Governing Documents of the MMIS Entities and (ii) not amend, repeal or otherwise modify such provisions except in a manner consistent with clause (i) above.

(b) Prior to the Closing, the MMIS Entities shall obtain as of the Closing and fully pay the premium for a non-cancellable extension (or “tail”) of the existing directors’ and officers’ liability insurance and fiduciary liability insurance coverage of the MMIS Entities (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Closing (such period, the “Tail Period”) with respect to any claim related to any period of time at or prior to the Closing from an insurance carrier with a same or better credit rating than the MMIS Entities’ current insurance carrier with respect to D&O Insurance with terms and conditions that are no less favorable than the coverage provided under the existing policies covering the MMIS Entities and covering each Person currently covered by such existing policies. Purchaser shall bear the cost of such D&O Insurance and Purchaser shall, and shall cause the MMIS Entities to, maintain such “tail” policies in full force and effect through such Tail Period.

(c) The provisions of this Section 5.05 shall (i) survive the Closing, (ii) are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnitees, their respective heirs and representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. Following the Closing, in the event that Purchaser or the MMIS Entities or any of their respective successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or substantially all of its properties and assets to any Person, or if Purchaser dissolves the MMIS Entities, then, and in each such case, Purchaser shall cause proper provision to be made so that the successors and assigns of Purchaser or the MMIS Entities assume the obligations set forth in this Section 5.05.

Section 5.06 Retention of Books and Records. Purchaser shall cause the MMIS Entities to retain all books, ledgers, files, reports, plans, operating records and any other material documents pertaining to the MMIS Entities and the MMIS Business in existence at the Closing that are required to be retained under current retention policies for a period of seven years from the Closing Date, and to make the same available after the Closing for inspection and copying by Seller or its representatives at Seller’s expense, during regular business hours upon reasonable request and upon reasonable advance notice, in a manner as to not interfere with the normal operations of the business of Purchaser and its Subsidiaries and in accordance with reasonable procedures established by Purchaser (it being understood and agreed that the limitations provided in the second sentence of Section 5.02(a) shall apply mutatis mutandis to any access provided pursuant to this Section 5.06).

Section 5.07 Contact with Customers and Suppliers. Prior to the Closing, and except as set forth on Section 5.07 of the Disclosure Schedule, Purchaser shall not, and shall cause its Affiliates and its and their representatives not to, contact or communicate with (directly or indirectly and whether in writing, verbally or otherwise) any customers, potential customers, suppliers, distributors or licensors of the MMIS Business, or any other Persons having a business relationship with the Seller Group, concerning the Transaction unless, in each case, Purchaser has consulted with Seller and obtained Seller’s consent before communicating with such Persons (directly or indirectly and whether in writing, verbally or otherwise).

Section 5.08 Restrictive Covenants.

(a) Except as set forth in Section 5.08(b) and Section 5.08(e), during the period beginning on the Closing Date and ending on the third anniversary of the Closing Date, no member of the Remaining Seller Group shall, directly or indirectly, own, manage, finance, operate or control, or knowingly participate in the ownership, management, operation, financing or control of any Person that has operations engaged in, directly or indirectly, in the MMIS Business.

(b) Section 5.08(a) shall not prohibit or restrict the Remaining Seller Group from:

(i) acquiring or holding shares of capital stock or other equity interests in any Person that engages in the MMIS Business, where such shares or interests represent no more than 10% of the outstanding voting power or equity interests in such Person; provided, however, that in any such case, such shares or interests are purchased and/or held solely for passive investment purposes and the Remaining Seller Group is not in control of such Person;

(ii) acquiring (whether by merger, consolidation, stock or asset purchase or other similar transaction) all or substantially all of the business of any Person who derives less than 50% of its consolidated annual revenue for the trailing 12 months immediately preceding such acquisition from the MMIS Business; provided, however, that, within 18 months after such acquisition (the “Divestiture Timeframe”), the Remaining Seller Group shall use reasonable best efforts to sell a sufficient portion of the business of such Person such that, following such divestiture, such Person derives less than 20% of its consolidated annual revenue for the trailing 12 months immediately preceding such acquisition (the “Non-Compete Threshold”) from the MMIS Business;

(iii) owning, managing, operating or controlling any business acquired in accordance with Section 5.08(b)(ii) in substantially the same manner as conducted on the date of the acquisition; provided, however, that if, following the Divestiture Timeframe and prior to the third anniversary of the Closing Date, the business of such Person derives in any quarter consolidated revenue from the MMIS Business in an amount greater than the Non-Compete Threshold, then within 12 months after such time, the Remaining Seller Group shall use reasonable best efforts sell a sufficient portion of the business of such Person such that, following such divestiture, such Person derives consolidated revenue from the MMIS Business in an amount greater than the Non-Compete Threshold; or

(iv) engaging in or conducting, or having an ownership interest in any Person engaging in or conducting, any business (other than the MMIS Business) in which the Remaining Seller Group engages, conducts or has an ownership interest in as of the date of this Agreement, including any reasonable extension or development thereof that does not constitute the MMIS Business.

(c) During the period beginning on the Closing Date and ending on the third anniversary of the Closing Date, no member of the Remaining Seller Group shall solicit, hire or engage or attempt to solicit, hire or engage any Restricted Employee to leave the employ of the MMIS Entities; provided that the foregoing shall not prohibit (i) any general solicitations that are not targeted at a Restricted Employee or the hiring of any Restricted Employee that responds to such general solicitations, or (ii) soliciting or hiring any Restricted Employee who is no longer employed by Purchaser or any of its Affiliates and has not been so employed for at least 90 days (provided that such 90 day period shall not apply with respect to any Restricted Employee whose employment has been terminated by the Purchaser or its Affiliates). For purposes of this Agreement, “Restricted Employee” means those employees listed on Section 5.08(c) of the Disclosure Schedule.

(d) Seller agrees (on behalf of itself and its Controlled Affiliates) that during the period beginning on the Closing Date and ending five years following the Closing Date, the Remaining Seller Group shall treat all information relating to Purchaser and the MMIS Business as confidential, preserve the confidentiality thereof, and not use or disclose to any Person such information (except as expressly permitted by this Agreement) unless (i) such information is or becomes publicly available through no act or omission in violation hereof of the Remaining Seller Group or any of its or their directors, officers, employees, representatives or other agents, or (ii) disclosure of such information is required or reasonably necessary to comply with applicable Law (including the rules or regulations of any U.S. or foreign securities exchange or similar organization) (collectively, “Required by Law”). If the disclosure of such information is Required by Law, Seller shall, to the extent not prohibited by applicable Law, provide Purchaser with as much prior written notice as is reasonably practicable under the circumstances and shall use its reasonable best efforts, at Purchaser’s expense, to (A) cooperate with Purchaser in obtaining an appropriate protective order and/or (B) obtain reliable assurance that confidential treatment will be accorded to any such information.

(e) Nothing in this Section 5.08 shall restrict the operations or activities of any third Person or its Affiliates that acquires any equity interests or assets of the Remaining Seller Group (including, for the avoidance of doubt, following such acquisition) or otherwise prevent or restrict any such third Person or its Affiliates from acquiring an interest in all or any portion of the equity interests or assets of the Remaining Seller Group.

Section 5.09 Intercompany Accounts and Affiliate Arrangements. All intercompany accounts and all Affiliate Arrangements (excluding the Affiliate Arrangements set forth on Section 5.09 of the Disclosure Schedule and, for the avoidance of doubt, those contemplated by this Agreement or the Ancillary Agreements) between any member of the Remaining Seller Group, on the one hand, and the MMIS Entities, on the other hand, shall be, in the case of Affiliate Arrangements, terminated without any party thereto having any continuing rights or obligations thereunder and, in the case of intercompany accounts, settled in full or, at the option of Seller, but only to the extent permitted by Law, cancelled, in each case on or prior to the Closing.

Section 5.10 FIRPTA Certificate. At or prior to the Closing, Seller shall deliver, or cause to be delivered, to Purchaser, a certificate of non-foreign status in accordance with Treasury Regulations Section 1.1445-2(b)(2) from (a) the direct or indirect owner of the MMIS Entities from which the MMIS Entities are disregarded as separate for U.S. federal income tax purposes and (b) each other Person transferring any Transferred Assets described in clause (c) , (i), or (m) of the definition thereof located in the United States pursuant to the Transaction; provided that Purchaser’s sole right if Seller fails to provide such certificates shall be to make an appropriate withholding under sections 897 and 1445 of the Code.

Section 5.11 Exclusivity. During the Pre-Closing Period, Seller shall not, and shall direct its Affiliates, agents and representatives not to, (a) initiate, solicit or knowingly encourage (including by providing information) any inquiries, proposals or offers with respect to, or the making or completion of, an Acquisition Proposal or (b) initiate or participate in any discussions, conversations, negotiations or other communications regarding, or furnish to any other Person any information with respect to, any proposal that constitutes an Acquisition Proposal. Seller shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing.

Section 5.12 R&W Insurance Policy. Purchaser shall (a) use reasonable best efforts to bind, as promptly as practicable following the date hereof and, in any event, prior to the Closing, coverage under the R&W Insurance Policy, and (b) deliver a true and correct copy of the R&W Insurance Policy to Seller. The R&W Insurance Policy shall not permit (and Purchaser and its Affiliates shall not amend, waive or otherwise modify the R&W Insurance Policy to permit) the insurer thereunder to subrogate or otherwise make or bring any Action against Seller (except in the case of Fraud by the Seller). All premiums, underwriting fees and similar costs associated with Purchaser obtaining the R&W Insurance Policy shall be borne by Purchaser.

Section 5.13 Pre-Closing Restructuring. Prior to the Closing, Seller shall be permitted to transfer to the MMIS Entities the equity interests of those members of the Seller Group set forth on Schedule E, the Transferred Assets, Transferred Liabilities and MMIS Employees and to otherwise effect the transactions described on Exhibit C (collectively, the “Pre-Closing Restructuring”).

Section 5.14 Certain DDI Receipts. Notwithstanding anything to the contrary contained herein:

(a) Any Legacy NJ DDI Receipts shall be for the account of the Remaining Seller Group. To the extent that any MMIS Entity or any of its Affiliates receives any Legacy NJ DDI Receipts following the Closing, Purchaser shall cause such Legacy NJ DDI Receipts to be paid to Seller within 10 days of receipt by wire transfer of immediately available funds to an account designated by Seller.

(b) Any Legacy NJ DDI Molina Obligation shall remain an obligation of the Remaining Seller Group. To the extent that any amounts become due and payable pursuant to the Legacy NJ DDI Molina Obligation, Purchaser shall deliver written notice to Seller and within 10 days of receipt of such notice, the Remaining Seller Group shall promptly pay such Legacy NJ DDI Molina Obligations by wire transfer of immediately available funds to an account designated by Purchaser or authorize Purchaser to offset the amount owed to Seller pursuant to foregoing Section 5.14(a) by an amount equal to such Legacy NJ DDI Molina Obligations.

(c) Any Unbilled DDI Receivables shall be for the account of the Remaining Seller Group. To the extent Purchaser or its Affiliates receive payment following the Closing for any Unbilled DDI Receivables under any Unbilled DDI Contract, then Purchaser shall, within 30 days of receipt, pay to Seller by wire transfer of immediately available funds to an account designated by Seller an amount equal to the Unbilled DDI Receivables received by Purchaser or its Affiliates. For the avoidance of doubt, to the extent that Purchaser or its Affiliates receive any payments from a customer under any Unbilled DDI Contract following the Closing in respect of design, development and implementation costs and expenses, all such payments under such Unbilled DDI Contract shall be paid to Seller until Seller has received the full amount of Unbilled DDI Receivables under such Unbilled DDI Contract. Within 30 days after the end of each calendar quarter following the Closing, Purchaser shall deliver to Seller reasonably detailed quarterly statements of the amount of payments for any Unbilled DDI Receivables received during the prior quarter.

(d) The parties shall report the Legacy NJ DDI Receipts, Unbilled DDI Receivables and Legacy NJ DDI Molina Obligations as assets and liabilities of the Remaining Seller Group for tax purposes, except as required by Law.

Section 5.15 Financing.

(a) Purchaser shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as possible, all things necessary, proper or advisable to arrange and obtain the Financing on the terms and conditions described in the Commitment Letters, including using reasonable best efforts to, as promptly as possible, do the following:

(i) maintain in effect the Commitment Letters (until the termination thereof in accordance with their respective terms);

(ii) satisfy, or cause to be satisfied, on a timely basis all conditions to Purchaser obtaining the Financing set forth therein;

(iii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and conditions contemplated by the Debt Commitment Letter (including any related flex provisions);

(iv) timely prepare the necessary offering circulars, private placement memoranda, or other offering documents or marketing materials with respect to the Debt Financing; provided that Seller shall have the right to review and comment on any such material prior to the dissemination of such materials to potential lenders or other counterparties to any proposed financing transaction (or filing with any Governmental Authority);

(v) commence the syndication activities contemplated by the Debt Commitment Letter including participation by senior management of Purchaser in, and assistance with, the preparation of rating agency presentations and meetings with rating agencies;

(vi) in the event that the conditions set forth in Section 9.02 as to the obligations of Purchaser and the Financing Conditions have been satisfied or waived or, upon funding would be satisfied, consummate the Financing; and

(vii) take such actions as may be necessary to consummate the Financing at or prior to Closing.

Any breach by Purchaser of any Commitment Letter or other Debt Document shall be deemed to be a breach by Purchaser of this Section 5.15. Neither Purchaser nor any of its Affiliates shall take any action that could reasonably be expected to materially delay or prevent the consummation of the Financing. Purchaser shall consult with and keep Seller informed in reasonable detail of the status of its efforts to arrange the Financing and shall give Seller prompt written notice (A) of any actual breach or default, or bona fide, threatened in writing breach or default by any party to any Commitment Letter or other Debt Document of which Purchaser becomes aware, (B) of the receipt of any written notice or other written communication from any Person with respect to any actual or potential breach, default, termination or repudiation by any party to any Commitment Letter or other Debt Document, and (C) of any expiration or termination of any Commitment Letter or other Debt Document. Without limiting the foregoing, Purchaser shall keep Seller informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing and provide to Seller, upon reasonable request, executed copies of the definitive documents related to the Financing and copies of any of the written notices or communications described in the preceding sentence. Purchaser and its Affiliates shall keep Seller informed in reasonable detail as to the status of arranging any Replacement Commitment Facility (as defined in the Debt Commitment Letter dated as of the date hereof) and provide copies of such commitments to Seller, it being agreed and understood that such commitments shall have identical conditionality as set forth in Annex III to the Debt Commitment Letter as of the date hereof. If any portion of the Financing becomes, or would reasonably be expected to become, unavailable on the terms and conditions contemplated in the applicable Commitment Letter (after taking into account flex terms), Purchaser shall promptly notify Seller of such financing failure event and the reasons therefore and Purchaser shall use reasonable best efforts (which such “reasonable best efforts” shall not be deemed to require Purchaser to incur any fees or out-of-pocket expenses (other than its own out-of-pocket expenses in connection with the Debt Financing) in connection therewith that are in excess of those specified in the Debt Commitment Letter) to arrange and obtain alternative financing in consultation with Seller, including from alternative sources, on terms in the aggregate not materially less favorable to Purchaser than the Financing contemplated by the applicable Commitment Letter and in an amount that is sufficient to replace any unavailable portion of the Financing (“Alternative Financing”) as promptly as practicable following the occurrence of such event and the provisions of this Section 5.15 shall be applicable to the Alternative Financing, and, for the purposes of this Section 5.15 and Section 5.16, all references to the Financing shall be deemed to include such Alternative Financing and all references to the applicable Commitment Letter or other Debt Documents shall include the applicable documents for the

Alternative Financing. Purchaser shall provide a copy of the new financing commitment that provides such Alternative Financing as promptly as possible. Purchaser shall (1) comply in all material respects with each Commitment Letter and each definitive agreement with respect thereto (collectively, with the Debt Commitment Letter, the “Debt Documents”), (2) use its reasonable best efforts to enforce its rights under each Commitment Letter and other Debt Document, including, subject to the satisfaction or waiver of the conditions precedent thereto, causing the Lenders, the Guarantor and other financing sources to fund the Financing at the time the Closing should occur pursuant to Section 2.02, and (3) not take any action or permit, without the prior written consent of Seller, any material amendment or modification to be made to, or any termination, rescission or withdrawal of, or any material waiver of any provision or remedy under, any Commitment Letter or other Debt Document or the fee letter referred to in the Debt Commitment Letter, unless such amendment, modification or waiver (individually or in the aggregate with any other amendments, modifications or waivers) does not (x) reduce the aggregate amount of the Financing thereunder (including by changing the amount of fees to be paid or original issue discount thereof), or (y) impose any new or additional condition, or otherwise amend, modify or expand any condition, to the receipt of any portion of the Financing in a manner that would reasonably be expected to (I) delay or prevent the Closing, (II) make the funding of any portion of the Financing (or satisfaction of any condition to obtaining any portion of the Financing) less likely to occur or (III) adversely impact the ability of Purchaser to enforce its rights against any other party to any Commitment Letter or other Debt Document, the ability of Purchaser to consummate the Transaction or the likelihood of the consummation of the Transaction; provided that, for the avoidance of doubt (1) Purchaser may amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, co-managers, syndication agents or other financing sources who had not executed the Debt Commitment Letter as of the date hereof in connection therewith, amend the economic and other arrangements with respect to the appointment of such existing and additional entities (including in connection with the Second Lien Giveaway); and (2) Purchaser shall promptly furnish to Seller copies of such amendments. All non-public or otherwise confidential information regarding the Seller Group and/or the MMIS Business obtained by Purchaser or its representative shall be kept confidential in accordance with the Confidentiality Agreement.

(b) Purchaser shall indemnify, defend and hold harmless Seller, Seller Group and/or each Seller Related Party from and against any and all damages incurred, directly or indirectly, in connection with the Financing or any information provided (other than information provided by the Seller, the MMIS Entities or any of their Affiliates) in connection therewith, except in the event such damages arose out of or resulted from the intentional fraud of the Seller, the MMIS Entities or any of their Affiliates. Purchaser shall promptly reimburse Seller for all out-of-pocket costs (including reasonable attorneys’ fees and ratings agencies’ fees) incurred by Seller, the MMIS Entities or their Affiliates in connection with the cooperation described in Section 5.16 or otherwise in connection with the Financing.

Section 5.16 Financing Cooperation. Prior to the Closing, Seller shall (and shall cause each of the MMIS Entities and each of their respective Representatives to) use reasonable best efforts at Purchaser’s sole cost and expense, to cooperate with Purchaser in connection with the arrangement of the Debt Financing as may be customary and reasonably requested by Purchaser (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Seller Group), including using reasonable best efforts to do the following:

(a) participate at reasonable times in a reasonable number of meetings, drafting sessions, road shows and rating agency and due diligence sessions;

(b) furnish Purchaser and Lenders with financial and other pertinent information regarding the MMIS Business as shall exist or as may be reasonably requested by Purchaser and its financing sources, including the Required Information (provided that, for the avoidance of doubt, Seller shall not be required to provide, and Purchaser shall be solely responsible for, (i) the adjustments desired to be incorporated into the pro forma financial information, including pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments, (ii) any description of all or any component of the Financing, including any such description to be included in any liquidity or capital resources disclosure or any “description of notes”, (iii) projections, risk factors or other forward-looking statements relating to all or any component of the Financing, (iv) subsidiary financial statements or any other information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X (provided, however, that certain customary guarantor/non-guarantor metrics as it relates to non-guarantors in the aggregate shall be provided) or (v) Compensation Disclosure and Analysis required by Item 402(b) of Regulation S-K);

(c) assist Purchaser and its Lenders in the preparation of (i) customary offering documents, private placement memoranda, confirmations and undertakings in connection with such marketing material, bank information memoranda, prospectuses and similar documents for any portion of the Debt Financing and (ii) customary materials for rating agency presentations (provided that the scope and nature of financial information to be provided by Seller is addressed exclusively in the foregoing clause (b)), and, in each case, execute customary authorization and management representation letters in connection therewith; provided that such letters and confirmations provide that (x) Seller, the MMIS Entities and each of their respective Representatives and Affiliates shall not have any Liability of any kind or nature resulting from the use of information contained in any marketing material and (y) the recipient of such letters of authorizations agrees that it shall be entitled to rely only on the representations and warranties contained in Debt Documents;

(d) cooperate with the marketing efforts of Purchaser and its Lenders for any portion of the Debt Financing as reasonably requested by Purchaser;

(e) furnish documentation and other information promptly, and in any event no later than four Business Days prior to the Closing Date, reasonably requested by Purchaser to evidence compliance with Laws including (i) as may be required by bank regulatory authorities under applicable “beneficial ownership”, “know-your-customer” and anti-money laundering rules and regulations and (ii) OFAC, FCPA and the Investment Company Act, in each case, to the extent that such documentation and information has been reasonably requested by Purchaser in writing at least 10 Business Days prior to the Closing Date; and

(f) assist with Purchaser’s preparation of the definitive financing documentation, including (i) preparation of, effective only upon the Closing, any credit agreements, guarantees, pledge and security documents, other definitive financing documents or other certificates (including a customary solvency certificate from the CFO (or its equivalent) of the MMIS Business in the form set forth as Exhibit A to Annex III to the Debt Commitment Letter as in effect as of the date hereof) or documents (including, in each case, any schedules and exhibits thereto), contemplated by the Debt Financing, or any other agreements, documents or certificates that facilitate the creation, perfection or enforcement, in each case, as of the Closing, of Liens securing such Debt Financing, and (ii) use reasonable best efforts to obtain such consents, acknowledgements, authorizations, approvals and instruments reasonably requested by the Purchaser to permit the consummation of the Debt Financing, including releases, terminations, waivers, consents, estoppels and approvals as may be reasonably required in connection therewith (including releases and terminations with respect to any applicable guarantees or applicable Liens (other than Permitted Liens));

provided, in each case, that (A) Seller shall not be required to incur any Liability in connection with the Financing or required to take any action that Seller reasonably believes would result in a violation of any material agreement or any confidentiality arrangement or the loss of any legal or other applicable privilege, (B) the pre-Closing directors and managers of the MMIS Entities shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained that become effective prior to the Closing, (C) the MMIS Entities shall not be required to execute prior to the Closing any definitive financing documents that become effective prior to the Closing, including any credit or other agreements, pledge or security documents, or other certificates, legal opinions or documents in connection with the Financing or otherwise take any action that would reasonably be expected to (x) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, any Governing Documents of the MMIS Entities, any applicable Laws or any Contract, (y) cause any condition to Closing set forth in this Agreement to fail to be satisfied or otherwise cause any breach of this Agreement that would provide Purchaser the right to terminate this Agreement or seek indemnity under the terms hereof, or (z) result in any employee, officer or director of such Person incurring any personal liability (as opposed to liability in his or her capacity as an officer of such Person) with respect to any matters related to the Debt Financing, (D) the MMIS Entities shall not be required to take any corporate actions to permit the consummation of the Financing that would take effect prior to Closing, (E) in no event shall Seller be in breach of this Agreement because of the failure of any financial or other information to be delivered that is not currently readily available to Seller on the date hereof or is not otherwise prepared in the Ordinary Course of Business of Seller, and (F) neither Seller nor any member of the Seller Group shall be responsible for any adjustments to any pro forma financial information required to be provided in accordance with the Debt Commitment Letter. Seller shall not have any Liability to Purchaser in respect of any pro forma financial statements, other pro forma financial information or data derived by the Purchaser. Notwithstanding anything to the contrary in this Agreement, the condition set forth in Section 9.02(a)(iii), as it applies to Seller’s obligations under this Section 5.16, shall be deemed satisfied unless Seller has knowingly and willfully materially breached its obligations under this Section 5.16 and such breach has been the primary cause of the Debt Financing not being obtained. Purchaser acknowledges and agrees that obtaining the Financing is not a condition to Closing. For the avoidance of doubt, if the Financing has not been obtained, Purchaser shall continue to be obligated, until such time as the Agreement is terminated in accordance with its terms and subject to the waiver or fulfillment of the conditions set forth in Article XI, to complete the

Transaction. Seller and each MMIS Entity hereby consents to the use of its respective logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Seller, any MMIS Entity or their respective subsidiaries or the reputation or goodwill of the Seller, any MMIS Entity or their respective subsidiaries.

Section 5.17 Intellectual Property Licenses.

(a) License to Seller. Purchaser hereby acknowledges and agrees that the Seller Group has or will have transferred Transferred Intellectual Property to the MMIS Entities subject to the following fully paid-up, royalty-free license, and to the extent not so transferred, immediately prior to the Closing, each MMIS Entity will grant to Seller and its Affiliates a fully paid-up, royalty-free, worldwide, irrevocable, non-exclusive, perpetual, assignable, transferable license, with a right to sublicense through multiple tiers of sublicensees, under the Transferred Intellectual Property as it exists as of the Closing and used or held for use in the conduct of any of the businesses of the Remaining Seller Group as conducted as of the date of this Agreement (the “Licensed Transferred Intellectual Property”), (i) to use, make and have made products, systems and services in the Seller Field, (ii) to lease, sell, offer for sale, import and otherwise dispose of and exploit products, systems and services in the Seller Field, and (iii) to copy, reproduce, perform, display, distribute, practice, access, modify, adapt, make derivative works of, and otherwise use and exploit the Licensed Transferred Intellectual Property in the Seller Field. For the avoidance of doubt, the exercise of the license granted under this Section 5.17(a) shall be subject to Section 5.08.

(b) License to Purchaser. Effective as of the Closing, Seller hereby grants, and shall cause the other members of the Remaining Seller Group to grant, to Purchaser and its Affiliates a fully paid-up, royalty-free, worldwide, irrevocable, non-exclusive, perpetual, assignable, transferable license, with a right to sublicense through multiple tiers of sublicensees, under the Intellectual Property of the Remaining Seller Group used or held for use in the conduct of the MMIS Business and as it exists as of the Closing but excluding (i) any Intellectual Property that is (A) used primarily in connection with providing shared services to the members of the Seller Group and (B) not incorporated in or used with proprietary Software owned by the MMIS Entities or included in the Transferred Intellectual Property and (ii) rights to the Seller Name and Seller Marks (the “Licensed Seller Intellectual Property”), (x) to use, make and have made products, systems and services in the MMIS Field, (y) to lease, sell, offer for sale, import and otherwise dispose of and exploit products, systems and services in the MMIS Field, and (z) to copy, reproduce, perform, display, distribute, practice, access, modify, adapt, make derivative works of, and otherwise use and exploit the Licensed Seller Intellectual Property in the MMIS Field; provided, however, that any Licensed Seller Intellectual Property that is not, as of the Closing, incorporated in or necessary to practice the proprietary Software or other Intellectual Property owned by the MMIS Entities or included in the Transferred Intellectual Property may only be used or practiced in substantially the same manner and in conjunction with or incorporated into the same products and services (and evolutions thereof), as was used, practiced or incorporated into by the MMIS Business as of the Closing and may not be commercially sublicensed. Purchaser’s right to transfer and assign the foregoing license shall be limited to assignments and transfers in connection with the sale of the MMIS Business (in whole or in part).

Section 5.18 Notification of Certain Events.

(a) Notification by Seller. From time to time prior to the Closing, Seller shall use reasonable best efforts to disclose in writing to Purchaser, promptly upon obtaining actual knowledge (after reasonable inquiry) of, the occurrence or non-occurrence of any fact or event that would be reasonably likely to prevent or materially delay the satisfaction of any condition set forth in Article IX; provided, however, that no such notification shall affect the remedies of the parties hereto under this Agreement.

(b) Notification by Purchaser. From time to time prior to the Closing, Purchaser shall use reasonable best efforts to disclose in writing to Seller, promptly upon obtaining actual knowledge (after reasonable inquiry) of the occurrence or non-occurrence of any fact or event that would be reasonably likely to prevent or materially delay the satisfaction of any condition set forth in Article IX; provided, however, that no such notification shall affect the remedies of the parties hereto under this Agreement.

Article VI

SEPARATION MATTERS

Section 6.01 Services from Affiliates. Purchaser acknowledges that the MMIS Business currently receives or benefits from certain shared management and administrative and corporate services and benefits provided by Seller or another member of the Remaining Seller Group, including management, operations and information technology (including information technology support and website hosting and data center services), customer service, finance, accounting and payroll and back office services and processing, financial systems, treasury services (including banking, insurance, administration, taxation and internal audit), office space, facilities and office management services, business development and marketing services, product support services, procurement services, risk management, corporate communications, general administrative services, executive and management services, legal services, human resources and personnel services and travel services. Purchaser further acknowledges that, subject in all respect to the terms and conditions of this Agreement and the Ancillary Agreements, all such services and benefits shall cease, and any agreement in respect thereof shall terminate with respect to the MMIS Business, as of the Closing Date, and thereafter, Seller’s and its respective Affiliates’ sole obligation with respect to the provision of any services with respect to the MMIS Business shall be as set forth in this Agreement (including pursuant to Section 2.06, Section 2.07 and this Article VI) or in any Ancillary Agreements.

Section 6.02 Replacement of Performance Guarantees. Prior to the Closing, Purchaser shall use reasonable best efforts to put in place, effective as of the Closing, instruments to replace the Performance Guarantees. Purchaser shall use reasonable best efforts, and Seller shall cooperate as reasonably requested by Purchaser to, cause Purchaser to be substituted in all respects for the member of the Remaining Seller Group that is party to the Performance Guarantee, effective as of the Closing Date, in respect of all obligations of the applicable member of the Remaining Seller Group that is party to the Performance Guarantee, so that as a result of such substitution, the member of the Remaining Seller Group that is party to the Performance Guarantee shall, from and after the Closing, cease to have any obligation whatsoever arising from or in connection with the Performance Guarantees. If Purchaser is not successful in obtaining the complete release of the member of the Remaining Seller Group that is party to the Performance Guarantee from the Performance Guarantees by the Closing Date, then from the Closing until the earlier of March 31, 2021 and the date that the Remaining Seller Group is completely and unconditionally released from each Performance Guarantee (a) Seller shall, and shall cause its Controlled Affiliates to, cause any such Performance Guarantee to remain in effect (provided that the Remaining Seller Group shall be under no obligation to renew or extend the term of any existing Performance Guarantee), (b) Purchaser shall continue to use its reasonable best efforts to obtain promptly the complete and unconditional release of the member of the Remaining Seller Group that is party to the Performance Guarantee from each Performance Guarantee following the Closing, (c) Purchaser shall indemnify the Remaining Seller Group for any demand or draw upon, or withdrawal from, any Performance Guarantee and from and against any and all Liability incurred, directly or indirectly, in connection with the Remaining Seller Group continuing to keep the Performance Guarantees outstanding and (d) Purchaser shall not amend, modify or renew any Contract subject to a Performance Guarantee in a way that would have a material impact on the Performance Guarantee related to such Contract without the written consent of the member of the Seller Group that is party to the Performance Guarantee with respect thereto prior to such amendment, modification or renewal.

Section 6.03 Commingled Vendor Contracts.

(a) Purchaser and Seller shall cooperate and use reasonable best efforts to cause each counterparty (each, a “Vendor”) to each Commingled Vendor Contract that is reasonably necessary to achieve the end state set forth on Section 6.08 of the Disclosure Schedule (a “Specified Commingled Vendor Contract”), to enter into stand-alone arrangements (i) between an MMIS Entity, Purchaser or its relevant Affiliates on the one hand, and such Vendor, on the other hand, in respect of the provision of goods or services that such Vendor provided to the MMIS Business under such Specified Commingled Vendor Contract and (ii) between Seller or its relevant Affiliate on the one hand, and such Vendor, on the other hand, in respect of the provision of the goods or services that the Vendor provided to the Remaining Seller Group in respect of businesses other than the MMIS Business under such Specified Commingled Vendor Contract, in each case, on terms substantially similar to those in existence on the date hereof in respect of those respective goods or services and, to the extent applicable, consistent with the allocations and other terms set forth on Section 6.03(a) of the Disclosure Schedule (such act, the “Contract Separation”); provided, however, that none of the Seller Group shall be required to take any Extraordinary Actions in connection with the foregoing.

(b) To the extent the Contract Separation has not been completed in respect of any Specified Commingled Vendor Contract on or prior to the Closing (such Specified Commingled Vendor Contract, a “Stranded Specified Commingled Vendor Contract”) then from the Closing until the earliest of (i) completing the Contract Separation, (ii) the expiration of the Stranded Specified Commingled Vendor Contract in accordance with its terms (without any extensions or renewals thereof) and (iii) if applicable, the applicable timeframe indicated in the Transition Services Agreement, each of Purchaser and its Affiliates, on the one hand, and Seller and its Affiliates, on the other hand, shall (A) provide or cause to be provided to the other parties all commercially reasonable assistance as is reasonably requested in connection with completing the Contract Separation (provided that none of Seller or its Affiliates shall be required to take any Extraordinary Actions in connection therewith) and (B) solely to the extent not prohibited by the terms of the applicable Stranded Specified Commingled Vendor Contract or applicable Law, use reasonable best efforts to cooperate in a reasonable Back-to-Back Arrangement pursuant to the Transition Services Agreement on the terms and conditions set forth in the Transition Services Agreement.

(c) If such Contract Separation is not able to be completed or a Back-to-Back Arrangement is not permitted by the terms of any Stranded Specified Commingled Vendor Contract or applicable Law, then, subject to Seller’s compliance with the terms of this Agreement and the Transition Services Agreement, Seller will be deemed to have fulfilled its obligations under this Agreement and no member of the Seller Group shall be subject to any Liability solely on account of the failure to complete the Contract Separation or to enter into a Back-to-Back Arrangement. Purchaser further agrees that subject to Seller’s compliance with the terms of the Agreement and the Transition Services Agreement, no representation, warranty or covenant of Seller contained in this Agreement shall be breached or deemed to be breached, and no condition to Purchaser’s obligations to close the Transactions shall be deemed not satisfied solely as a result of the failure to obtain any such Consent, complete the Contract Separation or to enter into a Back-to-Back Arrangement. Notwithstanding the foregoing, if a Contract Separation is not completed and Back-to-Back Services is not permitted by the terms of the applicable Stranded Specified Commingled Vendor Contract or applicable Law, Seller shall, upon request from Purchaser, use reasonable best efforts to cooperate with Purchaser to identify and obtain an alternative vendor to obtain the goods, services and rights; provided that any such cooperation shall be at the sole cost and expense of Purchaser and shall not require any member of the Seller Group to take any Extraordinary Action. For the avoidance of doubt, subject to the provisions of the Transition Services Agreement, Seller shall have no obligation to take any action (including any Contract Separation or entry into any Back-to-Back Arrangement) in respect of a Commingled Vendor Contract that is not a Specified Commingled Vendor Contract.

(d) Notwithstanding anything to the contrary contained herein, to the extent the terms and conditions of the Transition Services Agreement conflict with the terms and conditions of this Section 6.03 with respect to any Commingled Vendor Contract (including any Specified Commingled Vendor Contract or Stranded Specified Commingled Vendor Contract), the terms and conditions of the Transition Services Agreement shall control with respect to such conflict.

Section 6.04 Seller Name and Seller Marks.

(a) After the Closing, Purchaser shall not, and shall not permit the MMIS Business to, use any of the Seller Name and Seller Marks. Purchaser, for itself and its Affiliates, acknowledges and agrees that neither Purchaser nor any of its Affiliates shall have any rights in any of the Seller Name and Seller Marks and neither Purchaser nor any of its Affiliates shall contest the ownership or validity of any rights of Seller or any of its Affiliates in or to any of the Seller Name and Seller Marks. Notwithstanding the foregoing, (i) Seller acknowledges that certain of the Seller Name and Seller Marks have been used prior to the Closing in connection with Contracts of the MMIS Business and any invoices, letters or other documentation related thereto and use of such Seller Name and Seller Marks in connection with and those materials shall, subject to the remainder of this Section 6.04, not be deemed a breach of this Section 6.04;

provided, however, that Purchaser shall use reasonable best efforts to notify all counterparties to such Contracts of the name change in the Ordinary Course of Business following the Closing Date and (ii) Purchaser shall, for a period of six months after the Closing Date, be entitled to use, solely in connection with the operation of the MMIS Business all of the MMIS Business’ existing stocks of signs, letterheads, invoices, advertisements and promotional materials and all Internet website content, inventory and other documents and materials, in each case, in existence and used by the MMIS Business as of the Closing (collectively, the “Existing Stock”), in each case, containing, bearing or embodying the Seller Name and Seller Marks, after which period Purchaser shall cause the removal or obliteration of all Seller Name and Seller Marks from such Existing Stock or cease using such Existing Stock. As soon as reasonably possible after the Closing, but in no event no later than 15 Business Days thereafter, Purchaser shall take all action necessary, including amending the certificate of formation, to change the name of any Transferred Entity so that it does not include the Seller Name or any variant thereof. Upon Seller’s request, Purchaser shall, and shall cause each MMIS Entity to, promptly execute all assignment, transfer and other documents, and at Seller’s expense, take all steps, in each case, that are necessary or reasonably requested by Seller to confirm, effectuate or otherwise evidence Seller’s and its Affiliates’ (excluding, after the Closing, any MMIS Entity) rights, title and interests in and to, and control over, the Seller Name and Seller Marks, including any Internet domain names incorporating the Seller Name and Seller Marks.

(b) Notwithstanding anything herein to the contrary, Purchaser and its applicable Affiliates shall not be required to hide, edit, modify or remove the Seller Name and Seller Marks (i) from any given Software product included in the Transferred Assets (“Business Software”) until the later of (A) the next actual major release date of such Business Software or (B) six months after the Closing (such date, for each such item of Business Software, the “Wind-Down Date”); (ii) that are incorporated in any existing Business Software installed prior to the Wind-Down Date on-premise or hosted using an instance installed prior to the Wind-Down Date for which the customer or licensed user has elected not to update such Business Software with a new release; or (iii) that are not visible by the customer, licensed user or any third party at any time during the installation, operation or use of the Business Software. Effective upon the Closing, the Seller hereby grants to Purchaser and its Affiliates, a non-exclusive, royalty-free license to (1) continue to use the Seller Name and Seller Marks in connection with the Business Software, solely as the Seller Name and Seller Marks are used as of the Closing and subject to maintaining at least substantially the same quality standards and service levels as the MMIS Business employed prior to the Closing, until the Wind-Down Date for such Business Software and (2) otherwise use the Seller Name and Seller Marks as contemplated by this Section 6.04.

(c) Purchaser agrees that neither Seller nor any of its Controlled Affiliates shall have any responsibility for claims by third parties arising out of, or relating to, the use by the MMIS Business of the Seller Name and Seller Marks after the Closing. In addition to any and all other available remedies, Purchaser shall defend, indemnify and hold harmless the Seller Related Parties from and against any and all such claims that may arise out of the use of the Seller Name and Seller Marks (i) by the MMIS Business in accordance with the terms and conditions of this Section 6.04, other than such claims that the Seller Name and Seller Marks infringe or otherwise violate the Intellectual Property rights of any third party; or (ii) by the MMIS Business, Purchaser or any of its Affiliates in violation of or outside the scope permitted by this Section 6.04. Notwithstanding anything in this Agreement to the contrary, Purchaser hereby acknowledges and agrees that in the event of any breach or threatened breach of this Section 6.04, Seller, in addition to any other remedies available to it, (A) shall be entitled to seek a preliminary injunction, temporary restraining order or other equivalent relief restraining Purchaser and any of its Affiliates (including, after the Closing, the MMIS Business) from any such breach or threatened breach and (B) shall not be required to provide any bond or other security in connection with any such injunction, order or other relief.

Section 6.05 A/R Facility Agreements. As of the date hereof, Seller is party to those financing arrangements set forth on Section 6.05 of the Disclosure Schedule that relate to, among other things, the sale, transfer or pledge of certain Accounts Receivable relating to the MMIS Business (the “Global A/R Financing Arrangements”). Prior to the Closing, Seller shall, and shall cause its applicable Controlled Affiliates to, use reasonable best efforts to cause the MMIS Entities to enter into a stand-alone arrangement with in respect of the MMIS Business on substantially the same material terms and conditions as the Global A/R Financing Arrangements, except with respect to pricing (the “MMIS A/R Financing Arrangements”).

Section 6.06 Insurance.

(a) From and after the Closing Date, the MMIS Business and MMIS Entities shall cease to be insured by the Remaining Seller Group’s Insurance Policies or by any of their self-insured programs and any insurance policies related to the MMIS Business or the Transferred Assets or MMIS Entities shall continue in force only for the benefit of the Remaining Seller Group and not for the benefit of Purchaser or the MMIS Business. Purchaser shall arrange for its own Insurance Policies with respect to the MMIS Business, MMIS Entities and the Transferred Assets and, agrees not to seek, through any means, to benefit from the Remaining Seller Group’s Insurance Policies which may provide coverage for claims relating to the MMIS Business, the MMIS Entities or the Transferred Assets prior to the Closing.

(b) Notwithstanding the foregoing Section 6.06(a), from and after the Closing Date and solely to the extent permitted under the terms and conditions of the Remaining Seller Group’s Insurance Policies and applicable Law, Purchaser the MMIS Entities and the MMIS Business shall be entitled to the benefits of the Insurance Policies that are occurrence-based (as opposed to “claims-made”) (the “Occurrence-Based Insurance Policies”) with respect to claims for loss arising out of events or occurrences that take place prior to the Closing or which could be deemed to have taken place prior to the Closing, subject to the terms and conditions of such Occurrence-Based Insurance Policies (including any caps or other limitations set forth in such Occurrence-Based Insurance Policies). By making any claims under the Remaining Seller Group’s Occurrence-Based Insurance Policies, Purchaser agrees to reimburse the Remaining Seller Group for any reasonable and documented out-of-pocket costs incurred by any member of the Remaining Seller Group as a result of such claims; and provided, further, that Purchaser shall exclusively bear (and Remaining Seller Group shall have no obligation to repay or reimburse Purchaser for) the amount of any “deductibles” or net retentions associated with claims under the Occurrence-Based Insurance Policies and shall be liable for all uninsured or uncovered amounts of such claims. Seller shall cooperate and provide access to the Occurrence-Based Insurance Policies to Purchaser, the MMIS Entities and the MMIS Business with respect to such claims, including in connection with the filing of insurance claims and the collection of insurance proceeds. For the avoidance of doubt, the Remaining Seller Group shall retain all rights to control their respective Occurrence-Based Insurance Policies.

Section 6.07 Wrong-Pockets.

(a) If at any time after the Closing: (i) Any member of the Remaining Seller Group receives (A) any refund or other amount that is a Transferred Asset or is otherwise properly due and owing to Purchaser in accordance with the terms of this Agreement or (B) any refund or other amount that is related to claims or other matters for which Purchaser is responsible hereunder, and which amount is not an Excluded Asset, or is otherwise properly due and owing to Purchaser in accordance with the terms of this Agreement, Seller promptly shall remit, or shall cause to be remitted, such amount to Purchaser; or (ii) Purchaser or any of its Affiliates receives (A) any refund or other amount that is an Excluded Asset or is otherwise properly due and owing to any member of the Remaining Seller Group in accordance with the terms of this Agreement, or (B) any refund or other amount that is related to claims or other matters for which Seller is responsible hereunder, and which amount is not a Transferred Asset, or is otherwise properly due and owing to any member of the Remaining Seller Group in accordance with the terms of this Agreement, Purchaser promptly shall remit, or shall cause to be remitted, such amount to Seller.

(b) If at any time after the Closing, Purchaser or any of its Affiliates shall receive or otherwise possess any asset or liability that should belong to any member of the Remaining Seller Group pursuant to this Agreement, Purchaser shall, except to the extent the asset is not transferable as provided in Section 2.06 or Section 2.07 promptly notify and transfer, or cause to be transferred, such asset or liability to Seller or any of its Affiliates. If at any time after the Closing, any member of the Remaining Seller Group shall receive or otherwise possess any asset or liability that should belong to Purchaser or any of its Affiliates pursuant to this Agreement, Seller shall, except to the extent the asset is not transferable as provided in Section 2.06 or Section 2.07, promptly notify and transfer, or cause to be transferred, such asset or liability to Purchaser or any of its Affiliates. Prior to any such transfer of assets pursuant to this Section 6.07(b), Seller and Purchaser agree that the Person receiving or possessing such asset shall hold such asset in trust for the Person to whom such asset should rightfully belong pursuant to this Agreement.

(c) If at any time there exist (i) assets that any party discovers were, contrary to the agreements among the parties, by mistake or unintentional or other omission, transferred to Purchaser or retained by Seller or any of their respective Affiliates or (ii) Liabilities that any party discovers were, contrary to the agreements among the parties, by mistake or unintentional or other omission, assumed by Purchaser or retained by Seller or any of their respective Affiliates, then the parties shall cooperate in good faith to effect the transfer or retransfer of such misallocated assets, and/or the assumption or reassumption of misallocated Liabilities, to or by the appropriate Person as promptly as practicable and shall not use the determination that remedial actions need to be taken to alter the original intent of the parties with respect to the assets to be transferred to or Liabilities to be assumed by Purchaser or retained by Sellers or any of their respective Affiliates.

(d) Seller and Purchaser agree that at all times from and after the Closing, if an Action is commenced by a third party naming both parties (or any Affiliate of such party) as defendants and with respect to which a named party (or any Affiliate of such party) is a nominal defendant and/or such Action is otherwise not a Liability allocated to such named party under this Agreement, then the other party shall reasonably cooperate with such nominal defendant in such nominal defendant’s efforts to be removed from such Action.

(e) Each party hereto shall cooperate with each other party hereto and shall set up procedures and notifications as are reasonably necessary or advisable to effectuate the transfers contemplated by this Section 6.07.

(f) For the avoidance of doubt, the transfer or assumption of any assets or Liabilities under this Section 6.07 shall be effected without any additional consideration payable by any party hereto.

Section 6.08 Transition Services. The parties agree that, during the Pre-Closing Period, the Parties will negotiate in good faith to develop the Service Schedules to the Transition Services Agreement, consistent with the terms of this Section 6.08. Unless otherwise mutually agreed in writing by the Parties, the terms and conditions for the provision of the Services (as defined in the Transition Services Agreement), as will be set out on the Service Schedules to the Transition Services Agreement, shall in any case (a) include the services described, and (b) be provided consistent with the terms and principles set forth on Section 6.08 of the Disclosure Schedule. Without limiting Section 1.3 of the Transition Services Agreement, if, during the Pre-Closing Period, Purchaser identifies any Transition Services (as defined in the Transition Services Agreement) not identified on Schedule B to the Transition Services Agreement that will be necessary to conduct the MMIS Business as conducted as of Closing and that was provided to the MMIS Business by Seller (directly or through its Affiliates or a Third Party Service Provider (as defined in the Transition Services Agreement)) during the 12 months immediately prior to the Closing Date, upon Purchaser’s request, the parties shall include such service on Schedule B to the Transition Services Agreement.

Article VII

EMPLOYEE MATTERS

Section 7.01 Pre-Closing Communication. During the Pre-Closing Period, Purchaser shall provide Seller with advance copies of, and shall consult with Seller and obtain Seller’s consent (which consent shall not be unreasonably withheld, conditioned or delayed) before distributing any communications to any MMIS Employee whether relating to employee benefits, post-Closing terms of employment or otherwise; provided that this sentence shall not apply to (a) any individual, non-commercial conversations or communications regarding matters not covered by any of this Agreement and not otherwise relating to the MMIS Business or post-Closing employment of MMIS Employees or (b) any individual offer letter for a particular country that contains only immaterial differences from a form offer letter for such country for which Purchaser and its Affiliates have previously complied with the requirements of this Section 7.01 (including obtaining Seller’s consent).

Section 7.02 Transfer of Employment; Terms and Conditions of Employment.

(a) No less than 30 days prior to the Closing Date, Seller shall provide to Purchaser a true and complete list of all MMIS Employees that correctly reflects, in all material respects, each MMIS Employee’s: (i) location; (ii) start date; (iii) position; (iv) full-time or part-time status; (v) base salary or base hourly wage or contract rate; (vi) a summary of other compensation payable to such individual, or for which the individual is eligible to receive (such as bonus, deferred compensation, or commission arrangements, and/or severance payments); (vii) any written promises or commitments made to the individual with respect to changes or additions to the individual’s compensation or benefits; (viii) visa status, if applicable, including the type of visa in effect for such individual and the period of time remaining under such visa; and (ix) the Seller Group entity employing the individual; provided, however, that any of the foregoing information provided by Seller shall be delivered in accordance with applicable Law.

(b) Except as otherwise set forth in this Section 7.02, prior to the Closing, Seller shall use, or cause its Controlled Affiliates to use, reasonable best efforts to transfer the employment of each MMIS Employee, other than an Inactive Employee and any TSA Employee or Deferred Employee, to an MMIS Entity. In the event the employment of an MMIS Employee cannot be transferred to a MMIS Entity prior to the Closing, (i) such failure to transfer shall not result in a breach of this Article VII; (ii) Seller shall take, or cause its Controlled Affiliates to take, all actions required in accordance with applicable Law in respect of the transfer of employment of such MMIS Employees to Purchaser or one of its Affiliates, and Seller shall encourage each MMIS Employee to accept any offers of employment (to the extent such an MMIS Employee whose employment does not automatically transfer) pursuant to this Section 7.02(a) in its communications with such individuals; provided that, for the avoidance of doubt, nothing herein shall be interpreted as requiring Seller or any of its Controlled Affiliates to provide any such MMIS Employee with any additional compensation or benefits or otherwise incur any material Liability; and (ii) not less than five Business Days prior to the Closing, Purchaser or one of its Affiliates will offer employment, effective as of the Closing (the “Transfer Time”), to such MMIS Employee in accordance with this Agreement. Offers pursuant to this Section 7.02(a) shall (A) be for a position commensurate with the skills and experience of such MMIS Employee and at a geographic work location that is within 10 miles of the applicable MMIS Employee’s primary work location immediately prior to the Closing Date (or, to the extent applicable in jurisdictions other than the United States, within such lesser radius as is necessary to ensure severance is not due in connection with such relocation); and (B) otherwise comply in all respects with applicable Law (including with respect to compensation and benefits). Each MMIS Employee whose employment transfers pursuant to this Section 7.02 shall be a “Transferred Employee”.

(c) With respect to any MMIS Employee to whom Purchaser or one of its Affiliates is required to make an offer of employment pursuant to Section 7.02(a), and who, as of the Closing Date, (i) is on approved leave of absence from work with Seller or its Controlled Affiliates and (ii) has a right of return to active service under an applicable policy of the Seller or its Controlled Affiliates or applicable Law (each, an “Inactive Employee”), Purchaser shall offer employment to such individual on the earliest practicable date following the return of such individual to work with Seller or its Controlled Affiliates and otherwise on terms and conditions consistent with Section 7.02(a); provided that such employee returns to work within 180 days following the Closing Date or such later time as required by applicable Law or the terms of any applicable collective bargaining agreement. In the case of any Inactive Employee who becomes a Transferred Employee following the Closing Date, all references in this Agreement to (A) the Closing Date, other than Section 7.02(e), shall be deemed to be references to the date on which such individual becomes a Transferred Employee and (B) the Transfer Time shall be deemed to be references to 12:01 A.M., local time, on the date that such individual becomes a Transferred Employee.

(d) With respect to any International MMIS Employee whose employment can transfer automatically to Purchaser and its Affiliates upon the occurrence of the Closing by operation of Law, (x) the parties hereto acknowledge the applicability of the Transfer Regulations and agree that they shall, and shall cause their respective Controlled Affiliates to comply with the Transfer Regulations. Purchaser and Seller agree to take, or cause their respective Controlled Affiliates to take, all actions required under applicable Law and all other actions as are necessary or appropriate such that the employment of such International MMIS Employee will transfer to Purchaser or its Affiliates automatically as of the Transfer Time and (y) in respect of International MMIS Employees who are principally employed in those jurisdictions described on Section 7.02(d) of the Disclosure Schedule, such MMIS Employees will be transferred to Purchaser or one of its Affiliates at such time and in such manner as set forth on Section 7.02(d) of the Disclosure Schedule. Furthermore and notwithstanding anything to the contrary contained in this Agreement, any Deferred Employee shall transfer at the Deferred Closing in accordance with Section 2.07. Accordingly, in respect of any Deferred Employee who becomes a Transferred Employee following the Closing Date, all references in this Agreement to (A) the Closing Date, other than Section 7.02(e), shall be deemed to be references to the date on which such individual becomes a Transferred Employee and (B) the Transfer Time shall be deemed to be references to 12:01 A.M., local time, on the date that such individual becomes a Transferred Employee.

(e) For a period of at least 12 months following the Closing Date (or if later, the Transfer Time), Purchaser and its Affiliates shall provide each Transferring Employee with (i) a base salary or regular hourly wage, as applicable, that is not less than the base salary or regular hourly wage, as applicable, provided to such Transferred Employee immediately prior to the Closing, (ii) cash bonus opportunity and cash long-term compensation (other than equity-based compensation) opportunity that is not less than the cash bonus opportunity and cash long-term compensation (other than equity-based compensation) opportunity, as applicable, provided to such Transferred Employee immediately prior to the Closing; (iii) health, welfare, retirement, and other benefits (excluding retiree welfare benefits, defined benefit pension benefits and compensation and benefits described in clause (i) or (ii) of this Section 7.02(e)) that are at least as favorable, in the aggregate, as the most favorable to such Transferred Employee of (A) those provided to such Transferred Employee immediately prior to the Closing and (B) those that Purchaser and its Affiliates provide to their similarly situated employees during such period and (iv) severance protections and benefits that are at least as favorable, in the aggregate, as the most favorable to such Transferred Employee of (A) those provided to such Transferred Employee immediately prior to the Closing pursuant to MMIS Plans or Seller MMIS Plans identified in Section 3.16(a) of the Disclosure Schedule and (B) those that Purchaser and its Affiliates provide to their similarly situated employees during such period.

(f) Notwithstanding anything to the contrary herein, the parties intend that the MMIS Employees set forth on Schedule D-3 (the “TSA Employees”) will remain employees of the applicable member of the Remaining Seller Group until the date set forth opposite such employee’s name on the schedule (such date, as applicable, the “TSA Employee End Date”). Upon the written request of Seller, Purchaser shall, or shall cause an Affiliate to, offer employment to each TSA Employee who remains employed by the Remaining Seller Group as of the time of the applicable TSA Employee End Date (the applicable “TSA Employee Transfer”) and who is not on a leave of absence as of the TSA Employee Transfer. Such offer of employment shall be effective as of the applicable TSA Employee End Date. Alternatively, if the relevant TSA Employee is employed in a jurisdiction where the Transfer Regulations can apply, the relevant obligations in Section 7.02(d) shall apply. In respect of the TSA Employees, each reference in Section 7.02 (other than Section 7.02(e)) and in the definition of “Transferred Employee” to “Closing” and “Closing Date” shall be treated as a reference to “applicable TSA Employee Transfer” and “applicable TSA Employee End Date,” respectively.

Section 7.03 Assumed/Excluded Liabilities. Purchaser or its Affiliates shall bear all the liabilities, obligations and costs relating to, and shall indemnify and hold harmless the Seller Group from and against, any claims made by any MMIS Employee for any statutory or common law severance or other separation benefits, any contractual or other severance or separation benefits and any other legally mandated payment obligations (including any compensation payable during a mandatory termination notice period and any payments pursuant to a judgment of a court having jurisdiction over the parties hereto) and for any other claim, cost, liability or obligation (whether related to compensation, benefits or otherwise), in each case, arising out of (i) Purchaser’s breach of its obligations under this Article VII or (ii) any claims for severance or other separation benefits in connection with the involuntary termination of employment by Purchaser or its Affiliates of any Transferred Employee after the Transfer Time. Seller or its Affiliates shall bear all the liabilities, obligations and costs relating to, and shall indemnify and hold harmless Purchaser and its Affiliates from and against, any claims made by any MMIS Employee for any statutory or common law severance or other separation benefits, any contractual or other severance or separation benefits and any other legally mandated payment obligations (including any compensation payable during a mandatory termination notice period and any payments pursuant to a judgment of a court having jurisdiction over the parties) and for any other claim, cost, liability or obligation (whether related to compensation, benefits or otherwise), in each case, not arising solely out of Purchaser’s breach of its obligations under this Article VII or under clause (ii) above, including without limitation, any such claim arising out of the applicable MMIS Employee’s refusal to accept an offer of employment made in compliance with this Article VII from (or to commence employment with), or objection to the automatic transfer of employment to, Purchaser or its Affiliates.

Section 7.04 Service Credit, Etc. Effective from and after the Transfer Time, Purchaser or its Affiliates shall (i) recognize, for all purposes (other than benefit accrual under a defined benefit pension plan) under all plans, programs and arrangements established or maintained by Purchaser or its Affiliates for the benefit of the Transferred Employees (the “Purchaser Plans”), service with the Seller Group prior to the Transfer Time to the extent such service was recognized under the corresponding Benefit Plan covering such Transferred Employees, including for purposes of eligibility, vesting and benefit levels and accruals, in each case, except where it would result in a duplication of benefits, (ii) waive any pre-existing condition exclusion, actively-at-work requirement or waiting period under all employee health and other welfare benefit plans established or maintained by Purchaser or its Affiliates for the benefit of the Transferred Employees, except to the extent such pre-existing condition, exclusion, requirement or waiting period would have applied to such individual under the corresponding Benefit Plan, and (iii) provide full credit for any co-payments, deductibles or similar payments made or incurred prior to the Transfer Time for the plan year in which the Closing occurs.

Section 7.05 Accrued Amounts. If required by applicable Law, Seller or the applicable Seller Affiliate shall pay to the Transferred Employees (i) all accrued but unpaid vacation for periods prior to the Transfer Time, and (ii) all base salary, wages, commissions or other amounts (but not including any annual bonuses or incentives), in respect of services performed by each MMIS Employee for the Seller Group, that are earned and accrued but unpaid as of the Transfer Time, as applicable, in each case, to be paid as soon as practicable after the Transfer Time (and, in all cases, in accordance with Law).

Section 7.06 Benefit Plan Participation. Subject to Seller providing all reasonably necessary support and information in a timely manner, no later than the Closing Date, Purchaser shall establish or cause to be established (or utilize existing Purchaser Plans), at its own expense, all necessary retirement, pension, employee welfare and employee benefit plans for the Transferred Employees, as applicable. Effective as of the Transfer Time, each Transferred Employee shall cease to be an employee of the Seller Group and, except as set forth herein or in the Transition Services Agreement, shall cease to participate in any Seller Plans as an active employee. With respect to Seller Plans, Seller shall be, or shall cause its Affiliates to be, responsible for all (i) medical, vision, dental and prescription drug claims for expenses incurred by any Transferred Employee or his or her dependents, (ii) claims for short-term and long-term disability income benefits incurred by any Transferred Employee, and (iii) claims for group life, travel and accident, and accidental death and dismemberment insurance benefits incurred by any Transferred Employee, in each case, prior to or as of the Transfer Time. Other than with respect to a government-sponsored benefit plan, Purchaser shall be, or shall cause its Affiliates to be, responsible for all (A) medical, vision, dental and prescription drug claims for expenses incurred by any Transferred Employee or his or her dependents, (B) claims for short-term and long-term disability income benefits incurred by any Transferred Employee, and (C) claims for group life, travel and accident, and accidental death and dismemberment insurance benefits incurred by any Transferred Employee, in each case, after the Transfer Time. Except in the event of any claim for workers compensation benefits, for purposes of this Agreement, the following claims and liabilities shall be deemed to be incurred as follows: (1) medical, vision, dental and/or prescription drug benefits (including hospital expenses), upon provision of the services, materials or supplies comprising any such benefits and (2) short and long-term disability, life, accidental death and dismemberment and business travel accident insurance benefits, upon the death, illness, injury or accident giving rise to such benefits.

Section 7.07 Work Permits / Visas. If any MMIS Employee requires a work permit or employment pass or other legal or regulatory approval for his or her employment with Purchaser or its Affiliates, Purchaser shall, and shall cause its Affiliates to, use their reasonable best efforts to cause any such permit, pass or other approval to be obtained and in effect prior to the Transfer Time (and Seller shall, and shall cause its Controlled Affiliates to, use their reasonable best efforts to transfer any such permit, pass or other approval to Purchaser, to the extent permitted by applicable Law and to cooperate with Purchaser or its applicable Affiliate with respect to any ongoing approval process). Notwithstanding the foregoing, to the extent permitted by applicable Law or any collective bargaining agreement, in the event an applicable work permit for an MMIS Employee is not in place with Purchaser or its Affiliate as of the Transfer Time, such MMIS Employee shall be treated as an Inactive Employee hereunder and the parties shall reasonably cooperate to provide for the services of such MMIS Employee to be made available exclusively to Purchaser through an employee secondment, services or similar arrangement under which Purchaser shall be responsible for all the economic costs of such individual’s compensation and benefits (including reimbursement for any expenses incurred by such MMIS Employee, all applicable fees, Taxes and other amounts owed to third parties and all applicable social or national insurance contributions) for such service period until the applicable work permit can be obtained; provided, however, that Purchaser shall, and shall cause its Affiliates to, continue to use their reasonable best efforts to obtain the applicable work permit.

Section 7.08 Closing Year Bonuses. Following the Closing, Purchaser shall pay annual and other periodic bonus payments to the Transferred Employees with respect to the year in which the Closing Date occurs, pursuant to a Plan that is substantially similar to the applicable Seller MMIS Plan or MMIS Plan bonus program in which such Transferred Employee participated immediately prior to the Closing (and as set forth on Section 3.16(a) of the Disclosure Schedules, and such bonuses shall be paid at such times and to the extent that the Transferred Employees would otherwise have become entitled to such bonuses under the applicable Seller MMIS Plan or MMIS Plan. The parties shall use reasonable best efforts to agree upon a mechanism for communicating the bonus amounts that shall be paid pursuant to this Section 7.08 and the timing of such payments.

Section 7.09 No Third Party Beneficiaries. Nothing contained in this Agreement shall, or shall be construed so as to, (i) prevent or restrict in any way the right of Purchaser to terminate, reassign, promote or demote any employee, independent contractor, director or other service provider of an MMI Entity (or to cause any of the foregoing actions) at any time following the Closing, or to change (or cause the change of) the title, powers, duties, responsibilities, functions, locations, salaries, other compensation or terms or conditions of employment or service of any such service providers at any time following the Closing; (ii) constitute an amendment or modification of any Benefit Plan or employee benefit plan; or (iii) create any third party rights in any such current or former service provider of an MMIS Entity (including any beneficiary or dependent thereof); or (iv) obligate Purchaser to adopt or maintain any particular plan or program or other compensatory or benefits arrangement at any time or prevent Purchaser from modifying or terminating any such plan, program or other compensatory or benefits arrangement at any time.

Article VIII

TAX MATTERS

Section 8.01 Seller Tax Group. Notwithstanding anything to the contrary in this Agreement, Seller and its Affiliates (other than the MMIS Entities) shall be responsible for preparing and filing all Tax Returns for any Seller Tax Group (or any Tax Return for any MMIS Entity to the extent such entity is treated as a disregarded entity for purposes of such Tax Return and the results of operations reflected on such Tax Return would also be reflected on a Tax Return of any member of the Seller Tax Group), and Seller shall have sole and absolute discretion regarding the preparation, filing and content of such Tax Returns and the conduct and resolution of any Action with respect thereto (any such Action, a “Seller Tax Group Proceeding”).

Section 8.02 Cooperation on Tax Matters. Purchaser, the MMIS Entities and Seller shall cooperate, as and to the extent reasonably requested by the other parties, and at the requesting party’s cost and expense, in connection with the filing of Tax Returns and any Tax Contest, in each case, relating to the MMIS Business. Such cooperation shall include the provision of records and information reasonably requested by the other parties which are reasonably relevant to any such Tax Return or Tax Contest and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

Section 8.03 Transfer Taxes. All transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with this Agreement and the Transaction (“Transfer Taxes”) shall be paid 50% by Seller, on the one hand, and 50% by Purchaser, on the other hand. The Party required by applicable Law to file a Tax Return with respect to such Transfer Taxes shall timely prepare, with the other Party’s cooperation, and file such Tax Return. Purchaser and Seller each agrees to timely sign and deliver (or to cause to be timely signed and delivered) such certificates or forms as may be necessary or appropriate and otherwise to cooperate to establish any available exemption from (or otherwise reduce) such Transfer Taxes.

Section 8.04 Refunds. Seller shall be entitled to the amount of any refund or credit of Taxes of any MMIS Entity (net of any reasonable out-of-pocket costs to Purchaser attributable to the obtaining of such refund or credit) with respect to a Pre-Closing Tax Period (including any interest paid or credited by a Governmental Authority with respect thereto) which refund or credit is recognized by Purchaser or any of its Affiliates (including the MMIS Entities) after the Closing, but only to the extent (i) Seller is liable for such Tax pursuant to this Agreement, including any Liabilities included in Closing Net Working Capital or Closing Indebtedness, in each case, as finally determined pursuant to this Agreement and (ii) such refund or credit is not included in Closing Net Working Capital or Closing Indebtedness, each as finally determined pursuant to Section 2.04(d). Purchaser shall pay, or cause to be paid, to Seller any amount to which Seller is entitled pursuant to the prior sentence within two Business Days of the receipt or recognition of the applicable refund or credit by Purchaser or its applicable Affiliate. To the extent requested by Seller, Purchaser will cooperate reasonably with Seller in obtaining any such refund or credit, including through the filing of amended Tax Returns for periods ending before or on the Closing Date or refund claims.

Section 8.05 Certain Actions.

(a) Without Seller’s prior written consent, Purchaser shall not, and shall not cause or permit any of its Affiliates (including the MMIS Entities) to, in each case, to the extent such action could adversely affect Seller or any of its Affiliates (including by reason of such action increasing any Tax liability in Net Working Capital or the Income Tax Liability Amount

or reducing any Tax refund or credit to which Seller would otherwise be entitled under Section 8.04) to, (i) amend any Tax Return of, or make or change any Tax election (including any election under Section 336 or Section 338 of the Code or any analogous or similar rules) with respect to, or initiate any voluntary disclosure or similar process with respect to the MMIS Entities for a Pre-Closing Tax Period or (ii) take any action on the Closing Date after the Closing outside the Ordinary Course of Business.

(b) Purchaser and Seller agree that any bonuses paid or payable by the MMIS Entities as a result of or in connection with the consummation of the Transaction, any fees, expenses, premiums and penalties with respect to the prepayment or repayment of debt and the write-off or acceleration of the amortization of deferred financing costs, and all deductions related to the foregoing or to any other Transaction Expenses shall be, to the extent permitted by applicable Law, allocated to the Pre-Closing Tax Period and, in the case of any U.S. federal income tax deductions, included on the Tax Returns of the Seller Tax Group.

Section 8.06 Straddle Periods. For purposes of this Agreement, in the case of any Straddle Period, Taxes attributable to the portion of a Straddle Period ending on the Closing Date shall: (i) in the case of Property Taxes, be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period and (ii) in the case of any Taxes (other than Taxes described in clause (i)), be computed as if such taxable period ended as of the close of business on the Closing Date.

Section 8.07 Tax Treatment; Purchase Price Allocation.

(a) For U.S. federal and applicable state and local income tax purposes, the Parties agree to treat the Purchaser’s acquisition of the Transferred Assets and the Transferred Equity Interests as a taxable purchase of the Transferred Assets and the assets owned by the Transferred Entities (the “Agreed Tax Treatment”). Each Party shall file all Tax Returns consistently with the Agreed Tax Treatment, except as otherwise required by Law.

(b) The parties agree that, the Purchase Price, plus the aggregate amount of any Liabilities treated as having been assumed by Purchaser for U.S. federal income Tax purposes as a result of Purchaser’s purchase of the Transferred Assets and Transferred Equity Interests pursuant to the terms of this Agreement and other amounts properly treated as additional consideration for applicable Tax purposes shall be allocated among the Transferred Assets, the assets of the MMIS Entities and the covenant not to compete in Section 5.08 as of the Closing in accordance with Section 1060 of the Code and any similar provision of state, local or foreign Law, as applicable, and the methodology set forth on Exhibit D (the “Allocation”). Within 90 days after the final determination of the Purchase Price, Purchaser shall provide Seller with a proposed final Allocation for Seller’s review and approval, consistent with the methodology set forth on Exhibit D. The Allocation shall become final and binding 45 days after Purchaser provides the Allocation to Seller, unless Seller object to the Allocation. In that case, Seller and Purchaser shall attempt in good faith to agree upon the Allocation, which shall become final and binding when such agreement is reached. If Seller and Purchaser cannot agree on all or a portion of the Allocation within 45 days of Seller’s objection to the Allocation, Seller and Purchaser shall submit any disputed items for resolution by the Independent Auditor, which determination of the Independent Auditor shall be consistent with Exhibit D. Seller and Purchaser shall each request that the Independent Auditor make a final determination as to the disputed items, including the valuation methodology (if at issue), within 30 days after such submission. Any additional data requested by the Independent Auditor at its sole discretion in order to make a final determination shall be delivered by the parties to the Independent Auditor in a timely manner. The Allocation shall be amended in accordance with the findings of the Independent Auditor, and the Allocation, as so amended, shall become binding upon the parties and shall be the Allocation. The fees, costs and expenses of the Independent Auditor pursuant to this Section 8.07 shall be borne equally by Purchaser and Seller.

(c) Purchaser and Seller shall, and shall cause their respective Affiliates to file all applicable Tax Returns in a manner consistent with the Allocation finalized pursuant to Section 8.07(a); provided, however, that nothing contained herein shall be construed so as to prevent Purchaser, Seller or their respective Affiliates from settling, or require any of them to litigate, any proposed deficiency or adjustment by any Governmental Authority challenging such Allocation.

Article IX

CONDITIONS TO CLOSING

Section 9.01 Conditions to Obligations of Seller. The obligations of Seller to consummate the Transaction shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants.

(i) The representations and warranties of Purchaser contained in this Agreement (other than the Fundamental Representations and Warranties of Purchaser) (without giving effect to any materiality or other similar qualification contained therein) shall be true and correct as of the Closing as though such representations and warranties were made at and as of the Closing (except for those representations and warranties that address matters only as of a particular date, which shall be true and correct as of such date), except where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, a material adverse effect on the ability of Purchaser to consummate the Transaction;

(ii) The Fundamental Representations and Warranties of Purchaser shall be true and correct as of the Closing as though such representations and warranties were made at and as of the Closing (except for those representations and warranties that address matters only as of a particular date, which shall be true and correct as of such date) in all but de minimis respects; and

(iii) The covenants and agreements contained in this Agreement to be complied with by Purchaser on or before the Closing shall have been complied with in all material respects;

(b) Antitrust. (i) All waiting periods under the HSR Act, any extensions thereof, and any commitments by the parties not to close before a certain date under any agreement entered into with a Governmental Authority shall have expired or been terminated and (ii) all other approvals of a Governmental Authority required under other Antitrust Laws set forth on Schedule 9.01(b) shall have been obtained or deemed to have been obtained under such applicable Antitrust Law.

(c) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order that has the effect of making the Transaction illegal or otherwise enjoining, preventing, restraining or prohibiting the consummation of the Transaction; provided that any such Law or Governmental Order enacted, issued, promulgated, enforced or entered by a Governmental Authority in a Deferred Closing Jurisdiction shall not be taken into account for purposes of determining whether this condition to Closing has been satisfied to the extent it relates solely to any Deferred Assets, Deferred Liabilities, Deferred Employees, Deferred Transferred Equity Interests or Deferred Subsidiaries in such Deferred Jurisdiction.

Section 9.02 Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the Transaction shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Representations, Warranties and Covenants.

(i) The representations and warranties of Seller in this Agreement (other than the Fundamental Representations and Warranties of Seller) (without giving effect to any materiality, Material Adverse Effect or other similar qualification contained therein) shall be true and correct as of the Closing as though such representations and warranties were made at and as of the Closing (except for those representations and warranties that address matters only as of a particular date, which shall be true and correct as of such date), except where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have a Material Adverse Effect.

(ii) The Fundamental Representations and Warranties of Seller shall be true and correct as of the Closing as though such representations and warranties were made at and as of the Closing (except for those representations and warranties that address matters only as of a particular date, which shall be true and correct as of such date) in all but de minimis respects.

(iii) The covenants and agreements contained in this Agreement to be complied with by Seller at or before the Closing shall have been complied with in all material respects.

(b) Antitrust. (i) All waiting periods under the HSR Act, any extensions thereof, and any commitments by the parties not to close before a certain date under any agreement entered into with a Governmental Authority shall have expired or been terminated and (ii) all other approvals of a Governmental Authority required under other Antitrust Laws set forth on Schedule 9.02(b) shall have been obtained or deemed to have been obtained under such applicable Antitrust Law.

(c) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order that has the effect of making the Transaction illegal or otherwise enjoining, preventing, restraining or prohibiting the consummation of the Transaction; provided that any such Law or Governmental Order enacted, issued, promulgated, enforced or entered by a Governmental Authority in a Deferred Closing Jurisdiction shall not be taken into account for purposes of determining whether this condition to Closing has been satisfied to the extent it relates solely to any Deferred Assets, Deferred Liabilities, Deferred Employees, Deferred Transferred Equity Interests or Deferred Subsidiaries in such Deferred Jurisdiction.

(d) No MAE. Since the date hereof, no Material Adverse Effect shall have occurred.

(e) Customer Contract Consents. MMIS Customer Contracts that generated (in the aggregate) revenue equal to or in excess of an amount equal to 87.5% of the aggregate revenue for all MMIS Customer Contracts for the nine month period from and including April 1, 2019 to and including December 31, 2019 shall not require any additional Consent from the Governmental Authority customer party thereto in order to consummate the Closing in accordance with this Agreement (either because such Consents have been obtained or are otherwise not required), and evidence reasonably acceptable to Purchaser demonstrating that such Consents have been obtained shall have been delivered to Purchaser.

Section 9.03 Frustration of Conditions. Neither Seller nor Purchaser may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was proximately caused by such party’s material breach of this Agreement.

Article X

SURVIVAL AND INDEMNIFICATION

Section 10.01 Non-Survival of Representations, Warranties and Covenants.

(a) None of the representations and warranties set forth in this Agreement or in any certificate delivered in connection herewith shall survive the Closing and no claim for breach of any such representation or warranty, detrimental reliance or other right or remedy may be brought after the Closing with respect thereto, and no member of the Seller Group, nor any of their respective officers, directors, employees, agents, representatives or Affiliates (collectively, the “Seller Related Parties”) shall have any liability in respect thereof, regardless of whether such liability accrued prior to, on or after the Closing; provided, however, that the foregoing shall not limit Seller’s or Purchaser’s liability for Fraud.

(b) Each covenant and obligation contained in this Agreement that is required by its terms to be performed at or prior to the Closing (a “Pre-Closing Covenant”) shall terminate as of the Closing. Each covenant and obligation contained in this Agreement that is required by its terms to be performed following the Closing shall survive the Closing in accordance with the term of its performance and then shall terminated (a “Surviving Covenant”).

Section 10.02 Indemnification by Seller.

(a) Subject to the provisions of this Article X, effective as of and after the Closing, Seller shall indemnify, defend and hold harmless Purchaser and its Affiliates (including, following the Closing, the MMIS Entities) (collectively, the “Purchaser Indemnified Parties”), from and against any and all Losses incurred or suffered by any of the Purchaser Indemnified Parties to the extent resulting from or arising out of:

(i) any breach or nonfulfillment of any Surviving Covenant of Seller;

(ii) any Indemnified Matter after Purchaser has incurred Losses in connection with such Indemnified Matter in an amount equal to $12,500,000; or

(iii) any Excluded Liabilities.

(b) Notwithstanding anything in this Agreement to the contrary: Seller shall not be required to indemnify or hold harmless any Purchaser Indemnified Party against, or reimburse any Purchaser Indemnified Party for, any Losses to the extent that such Losses or the related Liabilities are included in the Closing Net Working Capital, the Closing Cash, the Closing Indebtedness or the Adjustment Amount, in each case, as finally determined pursuant to this Agreement; and the indemnification obligations of Seller under Section 10.02(a)(i) and Section 10.02(a)(ii) shall in no event exceed the amount of the Closing Payment.

Section 10.03 Indemnification by Purchaser.

(a) Subject to the provisions of this Article X, effective as of and after the Closing, Purchaser shall indemnify, defend and hold harmless Seller and its Affiliates (collectively, the “Seller Indemnified Parties”), from and against any and all Losses incurred or suffered by any of the Seller Indemnified Parties to the extent resulting from or arising out of:

(i) any breach or nonfulfillment of any Surviving Covenant of Purchaser, or

(ii) any Transferred Liability.

(b) Notwithstanding anything in this Agreement to the contrary, the indemnification obligation of Purchaser under Section 10.03(a)(i) shall in no event exceed the amount of the Closing Payment.

Section 10.04 Procedures.

(a) Any Person entitled to be indemnified under this Article X (the “Indemnified Party”) shall promptly give written notice to the party hereto from whom indemnification may be sought (the “Indemnifying Party”) of any pending or threatened Action against the Indemnified Party that has given or would reasonably be expected to give rise to such right of indemnification with respect to such Action (a “Third Party Claim”), indicating, with reasonable specificity, the nature of such Third Party Claim, the basis therefor, a copy of any material documentation received from the third party, the amount and calculation of the Losses (if then known) for which the Indemnified Party is entitled to indemnification under this Article X (and a good faith estimate of any such future Losses relating thereto), and the provision(s) of this Agreement in respect of which such Losses shall have occurred. A failure by the Indemnified Party to give notice of a Third Party Claim pursuant to this Section 10.04(a) or to tender the defense of the Third Party Claim pursuant to Section 10.04(b) shall not limit the obligations of the Indemnifying Party under this Article X, except to the extent such Indemnifying Party is materially prejudiced thereby.

(b) With respect to any Third Party Claim, the Indemnifying Party under this Article X shall have the right, but not the obligation, to assume the control and defense, at its own expense and by counsel of its own choosing (who shall be reasonably acceptable to the Indemnified Party), of such Third Party Claim and any Third Party Claims related to the same or a substantially similar set of facts by providing written notice to the Indemnified Party within thirty days of receiving notice of the Third Party Claim pursuant to Section 10.04(a); provided that the Indemnifying Party shall not be entitled to assume the control and defense of such Third Party Claim, and shall pay the reasonable fees and expenses of counsel retained by the Indemnified Party, if (i) such Third Party Claim relates to, or arises in connection with, a criminal Action; (ii) a material conflict of interest exists between the applicable Indemnified Party and the Indemnifying Party with respect to the defense of such Third Party Claim (including if there are specific defenses available to the Indemnified Party that are different from or additional to those available to the Indemnifying Party and that could be materially adverse to the Indemnifying Party); (iii) upon petition by the Indemnified Party, an appropriate court of competent jurisdiction rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend such Third Party Claim; or (iv) the Third Party Claim seeks an order, injunction or other equitable relief or relief for other than money damages against the Indemnified Party.

(c) If the Indemnifying Party so undertakes to control and defend any such Third Party Claim pursuant to Section 10.04(b), (i) such Third Party Claim underlying such defense will be irrevocably and unconditionally deemed to be indemnifiable under this Agreement, and the Indemnifying Party, by assuming the control of the defense of such Third Party Claim, thereby waives its right to make any claim that any Losses suffered by the Indemnified Party (other than the fees of the Indemnified Party’s separate legal counsel or any other expenses incurred by the Indemnified Party without the request or direction of, or in connection with, the Indemnified Party) are not indemnifiable hereunder (subject to the applicable limitations contained herein), (ii) the Indemnified Party shall reasonably cooperate with the Indemnifying Party and its counsel in the defense against, and settlement of, any such Third Party Claim and (iii) the Indemnifying Party shall keep the Indemnified Party timely appraised of any material developments with respect to such Third Party Claim and the Indemnified Party shall be entitled to receive copies of all pleadings, notices and communications with respect to such Third Party Claim as the Indemnified Party may reasonably request; provided, however, that the Indemnifying Party shall not settle any such Third Party Claim without the written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed) unless such settlement (A) does not involve any non-monetary relief against or any finding or admission of any violation of Law or wrongdoing by the Indemnified Party, (B) expressly and unconditionally releases the Indemnified Party and its Affiliates from all liabilities and obligations with respect to such Third Party Claim and (C) any money damages are borne solely by the Indemnifying Party and, in such case, the Indemnifying Party shall notify the Indemnified Party in writing prior to effecting any settlement and shall make available a copy of the settlement agreement for the Indemnified Party’s review prior to execution thereof . Subject to the foregoing, if the Indemnifying Party so undertakes to control and defend any such Third Party Claim, the Indemnified Party shall have the right to participate in, but not control, the defense of such Action at its own cost and expense, and to employ separate legal counsel, which legal counsel shall cooperate with the Indemnifying Party and its legal counsel.

(d) In the event the Indemnifying Party does not elect, or is not permitted, to assume control of the defense of a Third Party Claim pursuant to Section 10.04(b), then the Indemnified Party shall have the right to assume the control and defense (the costs and expense of which will be borne by the Indemnified Party) with counsel of its own choosing. In such case, (i) the Indemnifying Party shall reasonably cooperate with the Indemnified Party and its counsel in the defense against, and settlement of, any such Third Party Claim and (ii) the Indemnified Party shall keep the Indemnifying Party timely appraised of any material developments with respect to such Third Party Claim, and the Indemnifying Party shall be entitled to receive copies of such pleadings, notices and communications with respect to any Third Party Claim as the Indemnifying Party may reasonably request; provided, however, that the Indemnified Party may not settle any Third Party Claim without the written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed). If the Indemnifying Party does not assume the control and defense of a Third Party Claim, it shall nevertheless be entitled to participate in, but not control, the defense of such Action at its own cost and expense and to employ separate legal counsel at its own cost and expense, which legal counsel shall cooperate with the Indemnified Party and its legal counsel.

(e) With respect to any Third Party Claim that implicates Seller and its Controlled Affiliates, on the one hand, and Purchaser and its Controlled Affiliates, on the other hand, in any material respect due to the allocation of Liabilities, responsibilities for management of defense and related indemnities pursuant to this Agreement (a “Shared Matter”), Seller and Purchaser shall use their respective reasonable best efforts cooperate and maintain a joint defense (in a manner that is intended to preserve for all parties any privilege with respect thereto). Notwithstanding anything to the contrary herein, the parties may jointly retain counsel (in which case the cost of counsel shall be shared in proportion to their expected financial exposure, which costs shall be reallocated at such time as the expected financial exposure is finally determined in proportion to such finally determined financial exposure) or retain separate counsel (in which case each party will bear the cost of its separate counsel) with respect to any Shared Matter. If the parties jointly retain counsel and the expected financial exposure is not reasonably estimable, then the parties shall equally share the cost of joint counsel until such time as the expected financial exposure is finally determined. The party with the greater financial exposure to a Shared Matter shall manage such Shared Matter; provided that any outside counsel employed by a party managing the Third Party Claim with respect thereto shall be subject to the approval of the other Party (not to be unreasonably withheld, conditioned or delay); provided, further, that if the Third Party Claim involves the pursuit of any criminal sanctions or penalties or seeks equitable or injunctive relief against any party or a Subsidiary of a party, that party shall be entitled to control the defense of the claim against such party. The party managing such Shared Matter shall on a quarterly basis, or if a material development occurs as soon as reasonably practicable thereafter, inform the other party of the status of and developments relating to any Shared Matter and provide copies of any material document, notices or other materials related to such Shared Matter; provided that the failure to provide any such information shall not be a basis for liability of a party managing such Shared Matter except and solely to the extent the other party shall have been materially prejudiced thereby.

(f) In the event that any Indemnified Party has or may have an indemnification claim against any Indemnifying Party under this Article X that does not involve a Third Party Claim, the Indemnified Party shall promptly give written notice thereof to the Indemnifying Party indicating, with reasonable specificity, the nature of such claim, the basis therefor, the amount and calculation of the Losses (if then known) for which the Indemnified Party is entitled to indemnification under this Article X (and a good-faith estimate of any such future Losses relating thereto), and the provision(s) of this Agreement in respect of which such Losses shall have occurred. A failure by the Indemnified Party to give notice in a timely manner pursuant to this Section 10.04(f) shall not limit the obligations of the Indemnifying Party under this Article X, except to the extent such Indemnifying Party is materially prejudiced thereby. If the Indemnifying Party disputes its liability with respect to such claim, the Indemnifying Party and the Indemnified Party shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by litigation in the appropriate court of competent jurisdiction set forth in Section 12.11(b).

(g) Notwithstanding the foregoing, the conduct of any Seller Tax Group Proceeding shall be governed by Section 8.01, rather than this Section 10.04.

Section 10.05 Mitigation. Each of the parties hereto agrees to use, and to cause its Affiliates to use, its commercially reasonable efforts to mitigate its respective Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder (and the reasonable and documented costs and expenses of such mitigation shall be indemnifiable Losses hereunder). No Indemnified Party shall be entitled to be indemnified, paid or reimbursed more than once for the same Loss. Any Losses will be calculated net of insurance proceeds or other indemnification payments actually received (net of the cost of recovery, including any increases to any insurance premiums or similar fees) by the Indemnified Party on account of the Loss being claimed hereunder. In the event that any Indemnified Party actually receives any insurance proceeds or indemnification payments subsequent to receipt by such Indemnified Party of any indemnification payment hereunder in respect of the claims to which such insurance proceeds or indemnification payments relate, appropriate refunds (net of the cost of recovery, including any increases to any insurance premiums or similar fees), not to exceed the amount of the applicable indemnification payments against which such refunds are provided pursuant to this sentence, shall be made promptly by the relevant Indemnified Parties of all or the relevant portion of such indemnification payment previously received hereunder by such Indemnified Party.

Section 10.06 Release.

(a) Purchaser, on behalf of itself and its Affiliates (including, after the Closing, the MMIS Entities) and any of its and their respective agents, successors and permitted assigns (such Persons, including Purchaser, each a “Purchaser Waiving Party”), at the Closing, hereby releases, remises and forever discharges all claims (other than as set forth in this Article X or claims under any Ancillary Agreements) that Purchaser or any of its Affiliates has had, now has or might have in the future against any Seller Related Party arising under, in connection with or in any manner related to (i) the conduct of the MMIS Business prior to Closing or to any business conducted by Seller Group prior to the Closing and (ii) this Agreement or the Transaction, or any statements made or actions taken in connection with or that otherwise relate to the Transaction or the negotiation, execution and performance of or breach of this Agreement (clauses (i) and (ii), collectively, the “Purchaser Waived Matters”). Purchaser hereby covenants and agrees that, other than as set forth in this Article X and claims under any Ancillary Agreement, it shall not, and it shall cause the other Purchaser Waiving Parties not to, institute any Action in any way under, in connection with or in any manner related to the Purchaser Waived Matters (whether at law or in equity or based on contract, tort, statute or otherwise) against any Seller Related Party.

(b) Seller, on behalf of itself and its Controlled Affiliates and any of its and their respective agents, successors and permitted assigns (such Persons, including Seller, each a “Seller Waiving Party”), at the Closing, hereby releases, remises and forever discharges all claims (other than as set forth in this Article X or claims under any Ancillary Agreements) that Seller or any of its Affiliates has had, now has or might have in the future against any Purchaser Related Party arising under, in connection with or in any manner related to this Agreement or the Transaction, or any statements made or actions taken in connection with or that otherwise relate to the Transaction or the negotiation, execution and performance of or breach of this Agreement (the “Seller Waived Matters”). Seller hereby covenants and agrees that, other than as set forth in this Article X and claims under any Ancillary Agreement, it shall not, and it shall cause the other Seller Waiving Parties not to, institute any Action in any way under, in connection with or in any manner related to the Seller Waived Matters (whether at law or in equity or based on contract, tort, statute or otherwise) against any Purchaser Related Party.

(c) Notwithstanding anything to the contrary contained herein, each Seller Waiving Party hereby irrevocably and unconditionally (i) acknowledges and agrees that this Agreement may not be enforced against any Financing Party or its representatives and none of the Financing Parties or their representatives shall have any liability under this Agreement or for any claim or proceeding (whether at law or in equity or based on contract, tort, statute or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby, including, but not limited to, any dispute related to, or arising from, the Debt Financing, the Debt Commitment Letter or the performance thereof, (ii) waives any rights or claims against any of the Financing Party or their representatives in connection with this Agreement, the Debt Financing or the Debt Commitment Letter, whether at law or equity, in contract, in tort or otherwise, and (iii) agrees not to commence (and if commenced agree to dismiss or otherwise terminate, and not to assist) any action, arbitration, audit, hearing, investigation, litigation, petition, grievance, complaint, suit or proceeding against any Financing Party or its representatives under this Agreement, the Debt Financing, the Debt Commitment Letter or the transactions contemplated hereby or thereby.

Section 10.07 Independent Investigation. Purchaser acknowledges that it has conducted its own independent investigation, review and analysis of the MMIS Business, MMIS Entities, Transferred Assets, Transferred Liabilities and the business, operations, assets, Liabilities, results of operations, financial condition, software, technology and prospects of the MMIS Entities and the MMIS Business, which investigation, review and analysis was done by Purchaser and its Affiliates and representatives. Purchaser has had an opportunity to discuss the management, operations and finances of the MMIS Business with Seller and the MMIS Entities’ officers, directors, employees, agents, representatives and Affiliates. Purchaser acknowledges that it and its representatives have been provided adequate access to the personnel, properties, premises and records of the Seller Group for such purpose. In making its decision to execute and deliver this Agreement, to consummate the Transaction, and to accept the Transferred Equity Interests and the Transferred Assets and Transferred Liabilities at Closing in the condition they are in, Purchaser has relied solely upon the aforementioned investigation, review and analysis and not on any factual express or implied representations, warranties or opinions of any nature, whether in writing, orally or otherwise, made by or on behalf of or imputed to Seller, any MMIS Entity or their respective representatives (except the specific representations and warranties of Seller set forth in Article III as modified by the Disclosure Schedule).

Section 10.08 No Outside Reliance.

(a) Purchaser acknowledges and agrees that Seller, has not made, nor is making, any representation or warranty whatsoever, express or implied (and Purchaser has not relied on any representation, warranty or statement of any kind by Seller), beyond those expressly given in Article III, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the MMIS Business. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Disclosure Schedule or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” or reviewed by Purchaser or any of its Affiliates, agents or representatives) or management presentations that have been or shall hereafter be provided to Purchaser or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of Seller, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing or the omission of any material information, whether express or implied, except as may be expressly set forth in Article III.

(b) Seller acknowledges and agrees that Purchaser, has not made, nor is making, any representation or warranty whatsoever, express or implied (and Seller has not relied on any representation, warranty or statement of any kind by Purchaser), beyond those expressly given in Article IV. Without limiting the generality of the foregoing, it is understood that no representation or warranty is made as to the accuracy or completeness of any of the foregoing or the omission of any material information, whether express or implied, except as may be expressly set forth in Article IV.

Section 10.09 Acknowledgement. Purchaser and Seller acknowledge and agree that:

(a) the parties have voluntarily agreed to define their rights, liabilities and obligations respecting the Transaction exclusively in contract pursuant to the express terms and provisions of this Agreement and hereby waive any statutory and common law remedies with respect to matters relating to the Transaction;

(b) the provisions of and the limited remedies provided in this Article X were specifically bargained for among the parties and were taken into account by the parties in arriving at the Purchase Price;

(c) after the Closing, no party or its Affiliates may seek the rescission of the Transaction;

(d) the parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations, and the parties specifically acknowledge that no party has any special relationship with another party that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction; and

(e) this Agreement shall be deemed to have been jointly and equally drafted by Seller and Purchaser, the provisions hereof should not be construed against a party on the grounds that the party drafted or was more responsible for drafting the provision, and the language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party hereto.

Article XI

TERMINATION, AMENDMENT AND WAIVER

Section 11.01 Termination. This Agreement may be terminated and the Transaction abandoned:

(a) By mutual written consent of Purchaser and Seller at any time prior to the Closing.

(b) By either Purchaser or Seller, by written notice to the other, if the Closing has not occurred on or before the Outside Date; provided that if the Marketing Period shall have begun but not be completed by the Outside Date, then Purchaser may elect to extend the Outside Date to the last day of the Marketing Period; provided, further, that the right to terminate this Agreement pursuant to this Section 11.01(b) shall not be available to any party whose material breach or material failure to perform or comply with this Agreement has been the proximate cause of the failure of the Closing to occur on or before the Outside Date.

(c) By either Purchaser or Seller, by written notice to the other, if consummation of the Transaction is made illegal, prevented, enjoined or prohibited by the issuance, entrance, enforcement, promulgation or enactment of any Law or Governmental Order (and, in the case of a Governmental Order, such Governmental Order shall have become final and non-appealable) such that, in each case, the condition set forth in Section 9.01(c) or Section 9.02(c) is not satisfied or not capable of being satisfied; provided that the right to terminate this Agreement pursuant to this Section 11.01(c) shall not be available to any party hereto whose material breach of, or material failure to comply with, this Agreement is the proximate cause of the issuance, entrance, enforcement, promulgation or enactment of such Law or Governmental Order.

(d) By Purchaser, by written notice to Seller, if Seller has breached or failed to perform, or there is an inaccuracy of, any of its representations, warranties, covenants or agreements contained in this Agreement, which breach, failure to perform or inaccuracy (i) would give rise to the failure of a condition set forth in Section 9.02 and (ii) either (A) cannot be cured or (B) has not been cured by the earliest of (1) 45 days following the date on which Purchaser notifies Seller of such breach, inaccuracy or failure to perform and (2) the Cure Deadline, ; provided that Purchaser shall not be permitted to terminate this Agreement pursuant to this Section 11.01(d) if it has breached or failed to comply with, or there is an inaccuracy of, any of Purchaser’s representations, warranties, covenants or agreements contained in this Agreement, which breach, failure to perform or inaccuracy would give rise to the failure of a condition set forth in Section 9.01.

(e) By Seller, by written notice to Purchaser, if Purchaser has breached or failed to perform, or there is an inaccuracy of, any of its representations, warranties, covenants or agreements contained in this Agreement, which breach, failure to perform or inaccuracy (i) would give rise to the failure of a condition set forth in Section 9.01 and (ii) either (A) cannot be cured or (B) has not been cured by the earlier of (1) 45 days following the date on which Seller notifies Purchaser of such breach, inaccuracy or failure to perform, and (2) the Cure Deadline; provided that Seller shall not be permitted to terminate this Agreement pursuant to this Section 11.01(e) if it has breached or failed to comply with, or there is an inaccuracy of, any of Seller’s representations, warranties, covenants or agreements contained in this Agreement, which breach, failure to perform or inaccuracy would give rise to the failure of a condition set forth in Section 9.02.

(f) By Seller, by written notice to Purchaser, if (i) all of the conditions set forth in Section 9.02 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, (ii) Purchaser fails to consummate the Closing on the date that Purchaser was required to consummate the Closing pursuant to Section 2.02, (iii) Seller has sent an irrevocable notice to Purchaser that (A) all conditions set forth in Section 9.01 have been satisfied and (B) Seller stands ready, willing and able to consummate the Closing and (iv) Purchaser fails to consummate the Closing within two Business Days following receipt by Purchaser of such notice.

Section 11.02 Effect of Termination. Except as otherwise set forth in this Section 11.02 or in Section 11.03, in the event of termination of this Agreement pursuant to Section 11.01, this Agreement shall forthwith become void and have no effect, without any Liability on the part of any party hereto or its respective Affiliates, officers, directors or equity holders, other than (a) the liability of Seller for any intentional and willful breach of this

Agreement occurring prior to such termination, (b) the liability of Purchaser as set forth in Section 11.03 (including in respect of the indemnification and reimbursement obligations pursuant to Section 5.15(b)), and (c) liability of either party hereto for Fraud. The provisions of Sections 5.02(b), Section 5.15(b), this Article XI and Article XII shall survive the termination of this Agreement.

Section 11.03 Termination Fee.

(a) In the event this Agreement is terminated by Seller pursuant to Section 11.01(e) or Section 11.01(f), Purchaser shall, promptly and in any event within two Business Days of such termination, pay or cause to be paid to Seller a termination fee, without offset or reduction of any kind, in an amount of $250,000,000 (the “Termination Fee”); provided, however, that, notwithstanding the foregoing, Purchaser shall not be required to pay the Termination Fee under any circumstances if Seller fails to provide, or cause to be provided, the Required Information to Purchaser on or prior to November 24, 2020. Any Termination Fee payable pursuant to this Section 11.03(a) shall be paid by wire transfer of immediately available funds to the accounts specified by Seller in writing to Purchaser. In no event shall the Termination Fee be paid on more than one occasion.

(b) If Purchaser fails to pay the Termination Fee when due pursuant to the foregoing Section 11.03(a), (i) Purchaser shall additionally pay to Seller interest on the amount of the Termination Fee from the date such payment was required to be made until the date of payment at the prime rate (as published in the Wall Street Journal) in effect on the date such payment was required to be made and (ii) if, in order to obtain such payment, Seller commences a suit that results in a judgment against Purchaser, Purchaser shall reimburse Seller for its costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit.

(c) Notwithstanding anything to the contrary set forth in this Agreement, but subject to (i) the foregoing Section 11.03(a) and Section 11.03(b), (ii) Section 5.15(b) and (iii) an order of specific performance as, and only to the extent expressly permitted by, Section 12.12(b), (A) Seller’s right to terminate this Agreement and receive the Termination Fee if, but only if, Seller validly Terminates this Agreement pursuant to Section 11.01(e) or Section 11.01(f) (subject, in each case, to the proviso set forth in Section 11.03(a)), shall be the sole and exclusive remedy of Seller against (1) Purchaser, (2) the Guarantors, (3) the Lenders and all other Financing Parties and (4) any former, current or future general or limited partners, directors, officers, employees, agents, members, managers, attorneys or representatives of any Person named in the foregoing clauses (1), (2) or (3) or any of their respective Affiliates or representatives (collectively, the Persons named in the foregoing clauses (1) through (4), the “Purchaser Related Parties”) for any loss suffered as a result of, relating to or arising out of such termination, this Agreement, the Guarantee, the Equity Commitment Letter, the Debt Commitment Letter, the Debt Documents, the other Ancillary Agreements and the Transaction, including any breach of this Agreement by Purchaser, the termination of this Agreement or the failure to consummate the Transaction, and (B) none of the Purchaser Related Parties shall have any Liability or obligation to Seller or any of its Affiliates as a result of, relating to or arising out of this Agreement, the Guarantee, the Equity Commitment Letter, the Debt Commitment Letter, the Debt Documents, the other Ancillary Agreements or the transactions contemplated hereby or thereby, or any claims or actions arising out of any breach of this Agreement by Purchaser, the termination of this Agreement or the failure to consummate the Transaction, other than (I) receipt by Seller of the Termination Fee if, but only if, Seller validly Terminates this Agreement pursuant to Section 11.01(e) or Section 11.01(f) (subject, in each case, to the proviso set forth in Section 11.03(a)) and (II) the reimbursement and indemnification obligations set forth in Section 11.03(b) and Section 5.15(b). For the avoidance of doubt, (x) the obligations and amounts set forth in the foregoing clauses (I) and (II), as applicable, are intended to serve as a cap on the maximum aggregate Liability of the Purchaser Related Parties under this Agreement in the event Purchaser fails to effect the Closing in accordance with Section 2.02 or otherwise breaches this Agreement or fails to perform hereunder, and under no circumstances shall Seller be entitled to collect, if due, more than the amounts specified in such clauses, and (y) while Seller may pursue both a grant of specific performance of the type contemplated by Section 12.12(b) and the payment of the Termination Fee pursuant Section 11.03(a), as the case may be, under no circumstances shall Seller be permitted or entitled to receive both a grant of specific performance to consummate the Transaction pursuant Section 12.12(a) and monetary damages, including all or any portion of the Termination Fee.

(d) The parties hereto acknowledge and agree that the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Seller in the circumstances in which the Termination Fee is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transaction, which amount would otherwise be uncertain and incapable of accurate determination.

(e) The parties hereto acknowledge and agree that the agreements contained in Section 11.02 and this Section 11.03 are an integral part of the Transaction, and that, without these agreements, neither Purchaser nor Seller would enter into this Agreement.

Article XII

GENERAL PROVISIONS

Section 12.01 Expenses. Except as otherwise specified in this Agreement, whether the Transaction is consummated or not, each party shall be solely responsible for all costs and expenses incurred by it in connection with the negotiation, preparation and performance of and compliance with the terms of this Agreement. Notwithstanding anything herein to the contrary, Purchaser shall be solely responsible for all (a) governmental fees and charges applicable to any filing fees related to the HSR Act and, any other Antitrust Laws and (b) the cost of “tail” policies purchased pursuant to Section 5.05. In addition, Purchaser shall pay all fees and expenses in connection with the Financing, regardless of whether such fees and expenses were to be incurred by Seller or an MMIS Entity.

Section 12.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt, (b) if sent by nationally recognized overnight air courier, one Business Day after mailing, (c) if sent by facsimile or email transmission, upon delivery, and (d) if otherwise actually personally delivered, when delivered, provided that such notices, requests, claims, demands and other communications are delivered to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.02):

(a) if to Seller, prior to the Closing:

DXC Technology Company

1775 Tysons Boulevard

McLean, Virginia 22102-4284

Attention: General Counsel

Email: Zhasan2@dxc.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022-4834

Attention: Peter Harwich, Alex Kelly

Email: Peter.Harwich@lw.com, Alex.Kelly@lw.com

(b) if to Purchaser:

Milano Acquisition Corp.

c/o Veritas Capital Fund Management, L.L.C.

9 West 57th Street, 32nd Floor

New York, New York 10019

Attention: Ramzi Musallam

Email: RMusallam@veritascapital.com

with a copy (which shall not constitute notice) to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

Attention: Richard A. Presutti

Email: Richard.Presutti@srz.com

Section 12.03 Public Announcements; Promotion. No party to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the Transaction or otherwise communicate with any news media without the prior written consent of the other parties; provided that the parties may disclose such matters to their respective employees, accountants, advisors and other representatives as necessary in connection with the ordinary conduct of their respective businesses (so long as such Persons agree to, or are bound by contract or professional or fiduciary obligations to, keep the terms of this Agreement confidential and so long as the parties shall be responsible to the other parties hereto for breach of this Section 12.03 or such confidentiality obligations by the recipients of its disclosure);

provided, further, that any party hereto may disclose such matters from time to time to its respective employees, customers, suppliers and any other Person as it may reasonably determine is Required by Law or the requirements of any Contract to which such party or any of its Affiliates is a party. Notwithstanding the foregoing, nothing in this Section 12.03 shall, but subject to the Confidentiality Agreement, prevent any Affiliate of Purchaser that is a private equity or similar investment fund, or any manager or general partner of any such fund, from reporting or disclosing with respect to fundraising, marketing, informational or reporting activities, on a confidential basis, to its partners, investors, potential investors or similar parties, customary information regarding this Agreement and the Transaction; provided that such persons are bound by an obligation of confidentiality with respect to such information.

Section 12.04 Severability. If any term or other provision of this Agreement is deemed by any court to be violative of applicable Law or public policy and therefore invalid, illegal or incapable of being enforced, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by applicable Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 12.05 Schedules. The Disclosure Schedule and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to any Disclosure Schedule or Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the Disclosure Schedule with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules of this Agreement to the extent such disclosure is reasonably applicable to such other sections or schedules on the face of such disclosure. Certain information set forth in the Disclosure Schedule is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 12.06 Entire Agreement. This Agreement (including the Disclosure Schedule), the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, between Seller and Purchaser with respect to the subject matter hereof and thereof. No representations, warranties, covenants, understandings or agreements, oral or otherwise, relating to the Transaction exist between the parties, except as expressly set forth in this Agreement and the Confidentiality Agreement.

Section 12.07 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties to this Agreement and their respective successors, permitted assigns, heirs, executors and administrators. No party to this Agreement may assign its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of each of the other parties to this Agreement (which consent may be granted or withheld in such parties’ sole discretion); provided that (a) Seller may assign any rights and obligations hereunder to a Controlled Affiliate without Purchaser’s consent, (b) Purchaser may collaterally assign its rights hereunder to its Lenders or any collateral agent or trustee therefor without Seller’s consent and (c) Purchaser may assign any rights and obligations (including any right to purchase any Transferred Asset or Transferred Equity Interests, or to assume any Transferred Liability) hereunder to its Affiliates without Seller’s consent; provided, further, that in the case of any assignment described in clauses (a) and (c), no such assignment shall relieve the assignor of its obligations hereunder. Any attempted assignment or transfer in violation of this Section 12.07 shall be null and void.

Section 12.08 Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, each party hereto, or (b) by a waiver in accordance with Section 12.09. Notwithstanding the foregoing, none of Section 11.03, this Section 12.08, Section 12.10, Section 12.11 or Section 12.13 or any other provision of this Agreement to the extent an amendment of such provision would modify the substance of any of the foregoing provisions may be amended in any manner adverse to the Financing Parties without the prior written consent of the affected Financing Parties.

Section 12.09 Waiver. Any party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered by the other parties pursuant hereto, or (c) waive compliance with any of the agreements of the other parties or conditions to such parties’ obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

Section 12.10 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (i) in the event the Closing occurs, the D&O Indemnitees (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 5.05, (ii) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, the MMIS Entities and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 12.13, (iii) Prior Company Counsel and the Designated Persons shall be intended third-party beneficiaries of, and may enforce, Section 12.16 and (iv) the Financing Parties shall be intended third-party beneficiaries of, and may enforce, Section 11.03, Section 12.08, Section 12.11, this Section 12.10 and Section 12.13.

Section 12.11 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) Except as otherwise provided in this Agreement, this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. Notwithstanding anything herein to the contrary, the parties agree that any Action against any Financing Party arising out of this Agreement, the Debt Financing or any transaction contemplated hereby or thereby shall be governed by and construed in accordance with the Laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York to such Action.

(b) Except as otherwise provided in this Agreement, the parties hereto irrevocably (i) consent to submit to the exclusive jurisdiction of the Delaware Court of Chancery or any Federal court located in the State of Delaware, for the purposes of any Action arising out of this Agreement or the Transaction, (ii) waive any objection to the laying of venue of any Action brought in such court, (iii) waive and agree not to plead or claim in any such court that any such Action brought in any such court has been brought in an inconvenient forum, and (iv) agree that service of process or of any other papers upon such party by registered mail at the address to which notices are required to be sent to such party under Section 12.02 shall be deemed good, proper and effective service upon such party.

(c) Notwithstanding anything herein to the contrary, the parties hereto irrevocably (i) consent to submit to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York sitting in New York County (and appellate courts thereof) (the “Chosen Financing Courts”), for the purposes of any Action against any Financing Party arising out of this Agreement, the Debt Financing or any transaction contemplated hereby or thereby, (ii) waive any objection to the laying of venue of any Action brought in such court, (iii) waive and agree not to plead or claim in any such court that any such Action brought in any such court has been brought in an inconvenient forum, (iv) agree that the laws described in the second sentence of Section 12.11(a) shall govern any such action, and (v) agree that service of process or of any other papers upon such party by registered mail at the address to which notices are required to be sent to such party under Section 12.02 shall be deemed good, proper and effective service upon such party.

(d) Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any Action arising out of this Agreement, the Commitment Letters or the Transaction (including the Financing). Each party hereto (i) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any Action, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waiver and certifications in this Section 12.11(d).

(e) Each party hereto agrees that it will not bring any Action, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Party in any way relating to this Agreement, the Debt Financing or the Transaction, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, in any forum other than the Chosen Financing Courts.

Section 12.12 Enforcement.

(a) The parties hereto agree that irreparable damage would occur, and that the parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages or otherwise, in addition to any other remedy to which any party is entitled at law or in equity. Each party agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.

(b) Until such time as Purchaser pays and Seller accepts the Termination Fee, the remedies available to Seller pursuant to this Section 12.12 shall be in addition to any other remedy to which it is entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit Seller from, in the alternative, seeking to terminate this Agreement and collect the Termination Fee under Section 11.03 (subject to the provisions thereof). For the avoidance of doubt, while Seller may pursue both a grant of specific performance to the extent permitted by this Section 12.12 and the payment of the Termination Fee, under no circumstances shall Seller be permitted or entitled to receive both a grant of specific performance to require Purchaser to consummate the Closing and payment of the Termination Fee. In furtherance of and subject to the foregoing, the parties hereby further acknowledge and agree that prior to the Closing, Seller shall be entitled to seek specific performance (i) to enforce specifically the terms and provisions of, and to prevent or cure breaches of, this Agreement by Purchaser, (ii) to cause Purchaser to pay the Termination Fee to the extent such Termination Fee is payable pursuant to Section 11.03 or to fulfil its indemnification and reimbursement obligations pursuant Section 5.15(b) and (iii) to cause Purchaser to draw down the full proceeds of the Equity Financing and to cause Purchaser to consummate the Transaction, including to effect the Closing in accordance with the terms and subject to the conditions in this Agreement, if, solely in the case of this clause (iii), (A) all conditions in Section 9.02 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, (B) the Debt Financing (or, if Alternative Financing is being used in accordance with Section 5.15, pursuant to the commitments with respect thereto) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, (C) Seller has irrevocably confirmed that (1) all of the conditions in Section 9.01 have been satisfied and (2) if specific performance is granted and the Equity Financing and Debt Financing (or, if Alternative Financing is being used in accordance with Section 5.15, pursuant to the commitments with respect thereto) are funded, then the Closing will occur and (D) Purchaser has failed to consummate the Closing prior to two Business Days following receipt by Purchaser of the actions contemplated by clause (C) above.

Section 12.13 Non-Recourse. This Agreement may only be enforced against, and any Action based upon, arising out of, or related to this Agreement or the Transaction may only be brought against, the entities that are expressly named as parties hereto or the Guarantor and then only with respect to the specific obligations set forth herein or in the Guarantee, as applicable, with respect to such party. Except to the extent the Guarantor or a named party to this Agreement (and then only to the extent of the specific obligations undertaken by the Guarantor in the Guarantee or such named party in this Agreement and not otherwise), no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Financing Party, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any Liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of Seller or Purchaser under this Agreement (whether for indemnification or otherwise) or of or for any Action based on, arising out of, or related to this Agreement or the Transaction; provided, however, that, notwithstanding the foregoing, nothing in this Section 12.13 shall in any way limit or modify the rights and obligations of Purchaser or Seller under this Agreement or any Lender’s obligations to Purchaser under the Debt Commitment Letter.

Section 12.14 Bulk Transfer Laws. Purchaser hereby waives compliance by Seller and its Affiliates with the provision of any bulk sales, bulk transfer or other similar Laws of any jurisdiction in connection with the Transaction.

Section 12.15 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or electronic mail in portable document format) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

Section 12.16 Waiver of Conflicts; Non-Assertion of Attorney-Client Privilege.

(a) Conflicts of Interest. Purchaser acknowledges that Latham & Watkins LLP (“Prior Company Counsel”) has, on or prior to the Closing, represented one or more of the MMIS Entities, Seller and their Affiliates, and each of their respective officers, employees and directors (each such Person, other than (i) the MMIS Entities and (ii) any such Person who becomes a Transferred Employee or who serves as a director of Purchaser or any of its Affiliates following the Closing, a “Designated Person”) in one or more matters relating to this Agreement, any other agreements contemplated hereby or the Transaction (including any matter that may be related to an Action or dispute arising under or related to this Agreement or such other agreements or in connection with such transactions) (each, an “Existing Representation”), and that, in the event of any post-Closing matters (A) relating to this Agreement, any other agreements contemplated hereby or the Transaction (including any matter that may be related to an Action or dispute arising under or related to this Agreement or such other agreements or in connection with such transactions) and (B) in which Purchaser or any of its Affiliates (including the MMIS Entities), on the one hand, and one or more Designated Persons, on the other hand, are or may be adverse to each other (each, a “Post-Closing Matter”), the Designated Persons reasonably anticipate that Prior Company Counsel will represent them in connection with such matters. Accordingly, Purchaser hereby (1) waives and shall not assert, and agrees after the Closing to cause its Affiliates (including the MMIS Entities) to waive and to not assert, any conflict of interest arising out of or relating to the representation by Prior Company Counsel of one or more Designated Persons in connection with one or more Post-Closing Matters (each, a “Post-Closing Representation”), and (2) agrees that, in the event that a Post-Closing Matter arises, Prior Company Counsel may represent one or more Designated Persons in a Post-Closing Matter even though the interests of such Person(s) may be directly adverse to Purchaser or any of its Affiliates (including the MMIS Entities), and even though Prior Company Counsel may (I) have represented the MMIS Entities in a matter substantially related to such dispute or (II) be currently representing Purchaser, an MMIS Entity or any of their respective Affiliates. Without limiting the foregoing, Purchaser (on behalf of itself and its Affiliates (including, following the Closing, the MMIS Entities)) consents to the disclosure by Prior Company Counsel, in connection with one or more Post-Closing Representations, to the Designated Persons of any information learned by Prior Company Counsel in the course of one or more Existing Representations, whether or not such information is subject to the attorney-client privilege of the MMIS Entities or Prior Company Counsel’s duty of confidentiality as to the MMIS Entities and whether or not such disclosure is made before or after the Closing.

(b) Attorney-Client Privilege. Purchaser (on behalf of itself and its Affiliates (including, following the Closing, the MMIS Entities)) waives and shall not assert, and agrees after the Closing to cause its Affiliates to waive and to not assert, any attorney-client privilege, attorney work-product protection or expectation of client confidence with respect to any communication between Prior Company Counsel, on the one hand, and any Designated Person or the MMIS Entities (collectively, the “Pre-Closing Designated Persons”), or any advice given to any Pre-Closing Designated Person by Prior Company Counsel, occurring during one or more Existing Representations (collectively, “Pre-Closing Privileges”) in connection with any Post-Closing Representation, including in connection with a dispute between any Designated Person and one or more of Purchaser, an MMIS Entity and their respective Affiliates, it being the intention of the parties hereto that all rights to such Pre-Closing Privileges, and all rights to waive or otherwise control such Pre-Closing Privilege, shall be retained by Seller, and shall not pass to or be claimed or used by Purchaser or an MMIS Entity, except as provided in the last sentence of this Section 12.16(b). Furthermore, Purchaser (on behalf of itself and its Affiliates (including, following the Closing, the MMIS Entities)) acknowledges and agrees that any advice given to or communication with any of the Designated Persons shall not be subject to any joint privilege (whether or not an MMIS Entity also received such advice or communication) and shall be owned solely by such Designated Persons. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser or an MMIS Entity, on the one hand, and a third party other than a Designated Person, on the other hand, Purchaser shall cause the MMIS Entities and their Affiliates to assert the Pre-Closing Privileges on behalf of the Designated Persons to attempt to prevent disclosure of Privileged Materials to such third party; provided, however, that such privilege may be waived only with the prior written consent of Seller.

(c) Privileged Materials. All such Pre-Closing Privileges, and all books and records and other documents of the MMIS Entities or the MMIS Business containing any advice or communication that is subject to any Pre-Closing Privilege (“Privileged Materials”), shall be excluded from the purchase, and shall be distributed to Seller (on behalf of the applicable Designated Persons) immediately prior to the Closing with (in the case of such books and records) no copies retained by the MMIS Entities. Absent the prior written consent of Seller, neither Purchaser nor (following the Closing) the MMIS Entities shall have a right of access to Privileged Materials.

(Signature Pages Follow)

IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties as of the date first above written.

PURCHASER:

Milano Acquisition Corp.

By:	/s/ Ramzi Musallam
Name: Ramzi Musallam
Title: President

SELLER:

DXC Technology Company

By:	/s/ Paul N. Saleh
Name: Paul N. Saleh
Title: Executive Vice President and Chief Financial Officer

Signature Page to Purchase Agreement